UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
INCO LIMITED
(Exact Name of Registrant as Specified in Its Charter)

CANADA	N/A	98-0000676
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Address and Telephone Number of Registrant’s Principal Executive Offices)
International Nickel Inc.
Park 80 West—Plaza Two
Saddle Brook, NJ 07663
(201) 368-4800
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent for Service in the United States)
Copies to:

Stuart F. Feiner, Esq. Executive Vice-President, General Counsel & Secretary Inco Limited 145 King Street West, Suite 1500, Toronto, Ontario M5H 4B7	Donald R. Crawshaw, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of each Class	Amount to be	Maximum	Maximum	Amount of
of Securities to be	Registered	Offering Price	Aggregate Offering	Registration Fee
Registered		per Unit	Price

Common Shares
and associated	33,825,000 (1)	$25.40 (2)	$458,959,511 (2)	$54,020
Common Share
purchase rights
(1)	The maximum number of Common Shares that may be issued in the United States pursuant to the transaction described herein, based upon the best available information regarding the number of United States holders of common shares of Falconbridge Ltd. as of October 5, 2005.

(2)	In accordance with General Instruction IV.G(1) of Form F-8, the registration fee has been calculated on the basis of the market value of common shares of Falconbridge Ltd. estimated to be held by U.S. holders as of October 5, 2005 of Cdn.$1,017,456,000 (U.S.$859,241,592.00). Such value is calculated based upon 60,795,447 common shares of Falconbridge Ltd. estimated to be held by U.S. holders on October 5, 2005, and a market value per common share of Cdn.$30.08 (U.S.$25.40) (based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange as of October 5, 2005). For purposes of this calculation, Cdn.$1.00 = U.S.$0.8445 which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on October 21, 2005.
     If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.
PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
1.	Home Jurisdiction Document.

Offer to Purchase and Circular dated October 24, 2005, including Letter of Transmittal, Notice of Guaranteed Delivery and Letter to Shareholders.

2.	Informational Legends.

See the inside front cover page of the Offer to Purchase and Circular dated October 24, 2005.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Registrant at Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, Canada, M5H 4B7 or by telephone at 416-361-7511, or the Secretary of Falconbridge at Falconbridge Limited, 181 Bay Street West, Suite 200, BCE Place, Toronto, Ontario, Canada, M5J 2T3 or by telephone at 416-982-7111.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed as part of the U.S. Registration Statement” in the Offer to Purchase and Circular dated October 24, 2005.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this Offer and it is an offence to claim otherwise.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
October 24, 2005
INCO LIMITED
OFFER TO PURCHASE
all of the outstanding common shares of
FALCONBRIDGE LIMITED
on the basis of, at the election of each holder,
(a) Cdn.$34.00 in cash (the “Cash Alternative”); or
(b) 0.6713 of a common share of Inco Limited and Cdn.$0.05 in cash
(the “Share Alternative”),
for each common share of Falconbridge Limited subject, in each case, to proration as described below.
Inco Limited (“Inco” or the “Offeror”) hereby offers (the “Offer”) to purchase all of the issued and outstanding common shares of Falconbridge Limited (“Falconbridge”) (together with associated rights issued and outstanding under the shareholder rights plan of Falconbridge, the “Falconbridge Shares”) other than any Falconbridge Shares owned directly or indirectly by the Offeror and including Falconbridge Shares that may become issued and outstanding after the date of this Offer upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares.
The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 23, 2005 unless accelerated, extended or withdrawn (the “Expiry Time”).
Each holder of Falconbridge Shares (a “Shareholder”) may elect to receive either the Cash Alternative or the Share Alternative in respect of all of the Shareholder’s Falconbridge Shares deposited under the Offer. The total amount of cash available under the Offer is limited to Cdn.$2,872,648,913 and the total number of common shares of Inco (“Inco Shares”) available for issuance under the Offer is limited to 200,702,404 Inco Shares. See Section 1 of the Offer to Purchase, “The Offer”.
The Offer is conditional upon, among other things, there being validly deposited to the Offer, and not withdrawn at the Expiry Time, such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by the Offeror, constitutes at least 66 2/3% of the Falconbridge Shares outstanding, calculated on a fully-diluted basis. Subject to applicable Law (as defined in the Offer enclosed), the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Falconbridge Shares deposited to the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by the Offeror at or before the Expiry Time. Each of the conditions of the Offer is set out in Section 5 of the Offer to Purchase, “Conditions of the Offer”.
The Inco Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “N”, and the Falconbridge Shares are listed on the TSX under the symbol “FAL.LV” and the NYSE under the symbol “FAL”. The closing price on the TSX of the Inco Shares on October 7, 2005, being the last trading day on the TSX prior to the Offeror’s announcement of the Offer, was Cdn.$51.90. The closing price on the NYSE of the Inco Shares on October 10, 2005, being the last trading day on the NYSE prior to the Offeror’s announcement of the Offer, was $42.83. The closing price of the Falconbridge Shares on October 7, 2005 was Cdn.$30.82 on the TSX and the closing price of the Falconbridge Shares on October 10, 2005 was $26.41 on the NYSE. As of the date of announcement of the Offer, the Offer represents a premium of 13.0% over the volume-weighted average trading price of the Falconbridge Shares on the TSX and a premium of 12.6% over the volume-weighted average trading price of the Falconbridge Shares on the NYSE for the 20 trading days ended, in the case of the TSX, October 7, 2005 and, in the case of the NYSE, October 10, 2005.
For a discussion of risks and uncertainties you should consider in evaluating the Offer and ownership of Inco Shares, see Section 6 of the Circular, “Risk Factors Relating to the Offer”, and the section entitled “Risks and Uncertainties” contained in the Offeror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, incorporated by reference into the Offer and Circular. The Offeror has applied to the TSX, and will be applying to the NYSE, to list the Inco Shares to be issued to Shareholders in connection with the Offer.
This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:
RBC Capital Markets

In Canada:	In the United States:
RBC Dominion Securities Inc.	RBC Capital Markets Corporation

      Any Shareholder wishing to deposit all or any portion of his or her Falconbridge Shares under the Offer must properly complete and sign the accompanying Letter of Transmittal (printed on blue paper), or a properly completed and duly executed facsimile of the Letter of Transmittal, in accordance with the instructions provided therein and deliver it and all other required documents to CIBC Mellon Trust Company, as depositary (the “Depositary”), and either deliver the certificates for such Falconbridge Shares to the Depositary according to the procedure set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance”, or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction on his or her behalf. Any Shareholder having Falconbridge Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Shares. Any Shareholder who desires to deposit Falconbridge Shares and whose certificates for such Falconbridge Shares are not immediately available may deposit such Falconbridge Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance”. No fees will be payable by a Shareholder for tendering Falconbridge Shares to the Depositary directly or through a broker or dealer that is a member of the Soliciting Dealer Group.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      Shareholders in the United States should be aware that the disposition of Falconbridge Shares and the acquisition of Inco Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain U.S. Federal Income Tax Considerations”.
      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Falconbridge and the above-mentioned persons are located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Falconbridge Shares to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

NOTICE TO HOLDERS OF OPTIONS AND
CONVERTIBLE DEBENTURES
      The Offer is made only for Falconbridge Shares and is not made for any options, convertible debentures or other rights to acquire Falconbridge Shares. Any holder of such options, convertible debentures or other rights to acquire Falconbridge Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise the options, convertible debentures or other rights in order to obtain certificates representing Falconbridge Shares that may be deposited in accordance with the terms of the Offer. If any holder of options to acquire Falconbridge Shares under the Falconbridge Stock Option Plan (“Falconbridge Options”) does not exercise their options and deposit their Falconbridge Shares under the Offer prior to the Expiry Time, their Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, each option to acquire one Falconbridge Share will become an option to acquire 0.6723 of an Inco Share (representing 0.6713 of an Inco Share adjusted to account for the Cdn.$0.05 payable under the Share Alternative) and have an exercise price per Inco Share equal to the exercise price per Falconbridge Share of that option immediately prior to the Expiry Time divided by 0.6723. If any holder of convertible debentures of Falconbridge (“Falconbridge Convertible Debentures”) does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any subsequent acquisition transaction. See Section 7 of the Circular, “Acquisition of Falconbridge Shares Not Deposited”.
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
      The Offer and Circular and some of the information incorporated by reference into the Offer and Circular contain forward-looking statements (as defined in the United States Securities Exchange Act of 1934). Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
      Examples of such statements include, but are not limited to: (A) factors relating to the Offer and the results expected to be achieved from the successful completion of the Offer and the combination of Inco and Falconbridge, including the operating and other synergies and cost savings expected to be realized, and the timing thereof; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; statements regarding possible divestitures; statements regarding strategies, objectives, goals and targets; and the financial position and international presence that permits Inco to compete against global metals and mining companies; and (B) factors relating to mining and the business, financial position, operations and prospects of Inco, including (1) the price volatility for nickel and other primary metal products produced by Inco; (2) the demand for and supply of nickel, copper and other metals, both globally and for certain markets and uses, as well as the availability of, and prices for, intermediate products containing nickel purchased by Inco and/or to be produced by Inco and nickel-containing stainless steel scrap and other substitutes for primary nickel and nickel inventories; (3) the premiums realized by Inco over the London Metal Exchange (“LME”) cash prices and the sensitivity of Inco’s results of operations to changes in metals prices, prices of commodities and other supplies used in its operations and interest and exchange rates; (4) Inco’s strategies and plans; (5) Inco’s nickel unit cash cost of sales before and after by-product credits, interest and other expenses; (6) Inco’s energy and other costs, and pension contributions and expenses and assumptions relating thereto; (7) Inco’s position as a low-cost producer of nickel; (8) Inco’s debt-equity ratio and tangible net worth; (9) the political unrest or instability in countries (such as Indonesia) in which Inco and its subsidiaries (such as PT International Nickel Indonesia Tbk (“PT Inco”)) operate and the impact thereof on Inco and/or its subsidiaries; (10) construction, commissioning, initial shipment and other schedules, capital costs and other aspects of Inco’s Goro and Voisey’s Bay projects and other growth projects and PT Inco’s program to increase its production, capital expenditures, and hydroelectric power generation at PT Inco and the effect thereon of lower water levels; (11) the necessary agreements and arrangements for the construction of the Goro project, and the timing of the start of production and the costs of construction with respect to the issuance of the necessary permits and other authorizations required for, and engineering and construction timetables for, the Goro and Voisey’s Bay projects; (12) Inco’s estimates of the quantity and quality of its ore/mineral reserves; (13) planned capital expenditures and tax payments; (14) Inco’s costs of production and production levels, including the costs of and potential impact on operations and production of complying with existing and proposed environmental laws and regulations and net reductions in environmental emissions; (15) the impact of changes in Canadian dollar-U.S. dollar and other exchange rates on Inco’s costs and the results of its operations; (16) Inco’s sales of specialty nickel products; (17) Inco’s cost reduction and other financial and operating objectives and planned maintenance and other shutdowns; (18) the commercial viability of new production processes and process changes for, and processing recoveries from, its development projects; (19) Inco’s productivity, exploration and research and development initiatives as well as environmental, health and safety initiatives; (20) the negotiation of collective agreements with its unionized employees; (21) Inco’s sales organization and personnel requirements; (22) business and economic conditions; and (23) the extension of current mining and other leases, export licences and concessionary rights. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in the Offer and Circular.
      Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the combination of Inco and Falconbridge or otherwise about: the ability of Inco to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the Inco/Falconbridge combination (as described in further detail in Section 5 of the Circular, “Purpose of the Offer and Inco’s Plans for Falconbridge — Strategic Rationale for the Offer and Anticipated Benefits to be Realized”); the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, cobalt, aluminum, zinc and other primary metals products, purchased intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary nickel and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the Goro project and other operations; the continued availability of financing on appropriate terms, including through partner or other participation arrangements in the case of the Goro project, for development projects for the combined company; Inco’s costs of production and production and productivity levels, as well as those of Inco’s competitors; engineering and construction timetables and capital and operating costs for the Goro and Voisey’s Bay projects and PT Inco’s expansion initiative; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in Indonesia and other countries or locations in which Inco operates or otherwise; and Inco’s ongoing relations with its employees at its operations throughout the world.
      While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this Offer and Circular. Although Inco has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Inco and the combination of Inco and Falconbridge.

Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference into the Offer and Circular. See, for example, Section 6 of the Circular “Risk Factors Related to the Offer” and the section entitled “Risks and Uncertainties” contained in the Offeror’s Annual Report on Form 10-K for the year ended December 31, 2004. Inco undertakes no obligation to update forward-looking statements.
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
      Unless otherwise indicated, all references to “$” or “dollars” in the Offer and Circular refer to United States dollars and references to “Cdn.$” in the Offer and Circular refer to Canadian dollars. The Offeror’s financial statements included and incorporated by reference into the Circular are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Certain of the financial information in these financial statements is reconciled to U.S. GAAP.
      The Falconbridge and Noranda financial statements included and incorporated by reference into the Circular are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. For a discussion of the material differences between U.S. GAAP and Canadian GAAP in the context of the Offeror, see Note 24 to the Offeror’s audited consolidated financial statements as at and for the period ended December 31, 2004 and Note 17 to the Offeror’s unaudited consolidated financial statements as at and for the period ended June 30, 2005. For a discussion of the material differences between U.S. GAAP and Canadian GAAP in the context of Noranda, see Note 19 to Noranda’s consolidated financial statements as at and for the period ended December 31, 2004.
CURRENCY EXCHANGE RATE INFORMATION
      The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the noon buying rates as quoted by the Bank of Canada:

	Nine Months
	Ended
		Year Ended December 31
	September 30
	2005	2004	2003	2002	2001

High	1.2704	1.3968	1.5747	1.6132	1.6021
Low	1.1611	1.1774	1.2924	1.5110	1.4936
Rate at end of period	1.1611	1.2036	1.2924	1.5796	1.5926
Average rate for period	1.2240	1.3015	1.4015	1.5704	1.5484
      On October 20, 2005, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rate of the Bank of Canada was Cdn.$1.1767.

v

SUMMARY
      This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular, including the documents incorporated by reference into the Offer and Circular and the consolidated pro forma financial statements and notes thereto, in their entirety.
The Offer
      The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Falconbridge Shares other than any Falconbridge Shares owned directly or indirectly by the Offeror and including Falconbridge Shares that may become issued and outstanding after the date of this Offer, but before the Expiry Time, upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares, on the basis of, at the election of the Shareholder:

(a)	Cdn.$34.00 in cash in respect of each Falconbridge Share held (the “Cash Alternative”); or

(b)	0.6713 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held (the “Share Alternative”), in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to proration as more fully described in Section 1 of the Offer to Purchase, “The Offer”.
      Assuming all Falconbridge Shareholders tendered to the Cash Alternative or all Falconbridge Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive Cdn.$7.50 in cash and 0.524 of an Inco Share for each Falconbridge Share tendered, subject to adjustment for fractional shares.
      Any Shareholder who fails to complete the Letter of Transmittal electing the Cash Alternative or who does not properly elect either the Cash Alternative, on the one hand, or the Share Alternative, on the other hand, with respect to any Falconbridge Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative and will be entitled to receive 0.6713 of an Inco Share and Cdn.$0.05 in cash as consideration for each of such Shareholder’s Falconbridge Shares, subject to proration.
      The Offer is made only for Falconbridge Shares and is not made for any options, convertible debentures or other rights to acquire Falconbridge Shares. Any holder of such options, convertible debentures or other rights to acquire Falconbridge Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise the options, convertible debentures or other rights in order to obtain certificates representing Falconbridge Shares that may be deposited in accordance with the terms of the Offer.
      The maximum amount of cash consideration available under the Offer is Cdn.$2,872,648,913 and the maximum number of Inco Shares issuable under the Offer is 200,702,404 Inco Shares. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Falconbridge Shares acquired in proportion to the number of Falconbridge Shares outstanding on an adjusted fully-diluted basis.
Time for Acceptance
      The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 23, 2005, unless withdrawn by the Offeror, or until such other time and date as extended by the Offeror or accelerated in accordance with the terms of the Support Agreement. The Expiry Time may be extended by the Offeror in its sole discretion as described in Section 7 of the Offer to Purchase, “Extension and Variation of the Offer”.
Manner of Acceptance
      Shareholders may accept the Offer by delivering to the Depositary at any of the offices identified in the Letter of Transmittal and on the back cover of the Offer and Circular, so as to arrive there not later than the Expiry Time: (a) a Letter of Transmittal (printed on blue paper) in the form accompanying the Offer and Circular or a facsimile thereof properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; (b) the certificate(s) representing the Falconbridge Shares in respect of which the Offer is being accepted; and (c) all other documents required by the instructions set out in the Letter of Transmittal.

      If a Shareholder wishes to deposit Falconbridge Shares pursuant to the Offer and the certificates representing the Falconbridge Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those Falconbridge Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met: (a) the deposit is made by or through an Eligible Institution; (b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and (c) the certificate(s) representing all deposited Falconbridge Shares together with a properly completed and duly executed Letter of Transmittal or a facsimile thereof, relating to such Falconbridge Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. No fees will be payable by a Shareholder for tendering Falconbridge Shares to the Depositary directly or through a broker or dealer that is a member of the Soliciting Dealer Group.
Right to Withdraw Deposited Shares
      Falconbridge Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Falconbridge Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 4 of the Offer to Purchase, “Withdrawal Rights”.
Conditions to the Offer
      The Offeror has the right to withdraw the Offer and to not take up and pay for, or extend the period of time during which the Offer is open and to postpone taking up and paying for, any Falconbridge Shares deposited under the Offer unless all of the conditions described in Section 5 of the Offer to Purchase, “Conditions of the Offer” are satisfied or waived by the Offeror at or prior to the Expiry Time. Those conditions include, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by the Offeror, constitutes at least 66 2/3% of the Falconbridge Shares outstanding at the Expiry Time (calculated on a fully-diluted basis). Each of the conditions to the Offer is set forth in Section 5 of the Offer to Purchase, “Conditions of the Offer”
Payment for Deposited Shares
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Offer to Purchase, “Conditions of the Offer”), the Offeror will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which the Offeror first takes up Falconbridge Shares will be taken up and paid for not later than 10 calendar days after such deposit. See Section 6 of the Offer to Purchase, “Take Up and Payment for Deposited Shares”.
Inco
      Inco is one of the world’s premier mining and metals companies and a leading producer of nickel, a hard, malleable metal which, given its properties and wide range of applications, can be found in thousands of products. Inco is also an important producer of copper, precious metals and cobalt and a major producer of value-added specialty nickel products. Inco also produces sulphuric acid and liquid sulphur dioxide as by-products from its processing operations in Sudbury, Ontario. Inco’s business operations consist of two segments: (i) the finished products segment, representing the mining, processing and refining operations in Ontario and Manitoba, the refining operations in the United Kingdom and interests in the refining operations in Japan and other Asian countries referred to below; and (ii) the intermediates segment, which represents the mining and processing operations of Inco’s approximately 61% owned Indonesian subsidiary, PT Inco where nickel-in-matte, an intermediate product, is produced and sold primarily into the Japanese market. The Inco Shares are listed on the TSX and the NYSE under the symbol “N”. See Section 1 of the Circular, “Inco Limited”.

Falconbridge
      Falconbridge is a leading international copper and nickel producer with investments in fully integrated zinc and aluminum assets. Falconbridge’s primary focus is on the identification and development of world class copper and nickel mining deposits. Falconbridge is one of the world’s largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, cobalt, lead, molybdenum, silver, gold and sulphuric acid, and also one of the world’s largest processors and recyclers of metal-bearing materials. The principal markets for Falconbridge’s products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. Falconbridge has its operations and offices in 18 countries. Since 2002, Falconbridge has focused on increasing the profitability of its core operations through cost reductions and capacity expansions while identifying and defining orebodies for future development. On June 30, 2005, Noranda and Old Falconbridge completed their merger transaction after shareholders of each company approved the amalgamation of the two companies. The amalgamated company operates under the name Falconbridge Limited. The Falconbridge Shares are listed on the TSX under the symbol “FAL.LV” and the NYSE under the symbol “FAL”. See Section 2 of the Circular, “Falconbridge”.
Strategic Rationale for the Offer and Anticipated Benefits to be Realized
      Inco believes that the combination of Inco and Falconbridge will create significant benefits and opportunities that will allow the combined company to better serve its customers, provide it with enhanced financial and other resources and better compete in the global metals and mining industry than either Inco or Falconbridge could alone. Those benefits will include the following:

•	Creation of a World-Class Metals and Mining Company — Inco will become one of the world’s largest metals and mining companies, ranking as the second largest North American metals and mining company in terms of enterprise value, based upon share prices as of October 7, 2005. In addition, Inco will become the world’s largest producer of nickel and a leading producer of copper and cobalt.

•	Substantial Anticipated Cost and Related Synergies Unique to Inco and Falconbridge — Inco and Falconbridge have jointly identified the potential to realize annual pre-tax operating and corporate synergies of approximately $350 million, and expect these savings to be fully realized by the end of 2007. Both companies believe that a significant portion of these synergies are available only from a combination of Inco and of Falconbridge given the contiguous nature of their nickel mining operations within the Sudbury basin and, to a lesser extent, the proximity of each company’s headquarters in downtown Toronto.

•	Diversification of Metals and Geographic Markets — The combined company will have enhanced production and geographic diversification. From a metals perspective, if the combination of Inco and Falconbridge had occurred on January 1, 2005, the revenue of Inco on a pro-forma basis for the six months ended June 30, 2005 would have been derived approximately 48% from nickel, 34% from copper, 9% from aluminum, and 9% from all other metals. On a stand alone basis, Inco’s revenues for the same time period were derived approximately 83% from nickel, 9% from copper, and 8% from other metals.

•	Enhanced Platform and Flexibility for Future Growth — Due to its increased size and diversification, Inco should have greater flexibility and financial resources to pursue future growth opportunities than either Inco or Falconbridge would have alone. In particular, the increased size of Inco will reduce overall enterprise exposure to certain risks, including operating, geopolitical and financial risks, inherent from any specific operation or development project and/or jurisdiction.

•	Value Creation for All Shareholders — Through their future ownership in Inco, shareholders of both companies will have exposure to the benefits that are expected to accrue from the significant annual pre-tax synergies identified to date. In addition, from a Falconbridge shareholder perspective, as of the date of announcement of the Offer, the Offer represents a premium of 13.0% over the volume-weighted average trading price of the Falconbridge Shares on the TSX and a premium of 12.6% over the volume-weighted average trading price of the Falconbridge Shares on the NYSE for the 20 trading days ended, in the case of the TSX, October 7, 2005 and, in the case of the NYSE, October 10, 2005. From an Inco shareholder perspective, based on median First Call estimates for each of the two companies, the acquisition of Falconbridge by Inco under the Offer is expected to be accretive to cash flow in the first full year after the acquisition, effectively neutral to earnings per share in the first full year after the acquisition and accretive to earnings per share in the second full year following the acquisition.

      These benefits are based on various assumptions (see “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” above) and are subject to various risks (see Section 6 of the Circular, “Risk Factors Related to the Offer”).
Support Agreement
      On October 10, 2005 Inco and Falconbridge entered into the Support Agreement. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by Inco. Pursuant to the Support Agreement, Falconbridge agreed to, among other things, a non-solicitation covenant and to support the Offer. See Section 4 of the Circular, “Background to the Offer — Support Agreement”.
Recommendation of Board of Directors of Falconbridge
      Falconbridge has confirmed in the Support Agreement that the Board of Directors of Falconbridge, upon consultation with its financial and legal advisors, determined that the consideration offered under the Offer is fair from a financial point of view to all Shareholders and that it is in the best interests of Falconbridge for the Offer to be made and for the Board of Directors of Falconbridge to support the Offer. The Board of Directors of Falconbridge has recommended that Shareholders accept the Offer.
Acquisition of Falconbridge Shares Not Deposited
      If the conditions of the Offer are satisfied or waived and Inco takes up and pays for Falconbridge Shares validly deposited under the Offer, Inco intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Falconbridge and Inco, or an affiliate of Inco, for the purpose of enabling Inco or an affiliate of Inco to acquire all Falconbridge Shares not acquired pursuant to the Offer. Inco intends that the consideration offered per Falconbridge Share under any such subsequent acquisition transaction proposed by it would be the same consideration paid to Shareholders under the Offer. See Section 7 of the Circular, “Acquisition of Falconbridge Shares Not Deposited”.
Risk Factors
      In assessing the Offer, Falconbridge Shareholders should carefully consider the risks described in Section 6 of the Circular, “Risk Factors Related to the Offer” and the section entitled “Risks and Uncertainties” contained in the Offeror’s Annual Report on Form 10-K for the year ended December 31, 2004, and the other information contained in, and incorporated by reference into, the Offer and the Circular. Additional risks and uncertainties, including those that Inco does not know about now or that Inco currently deems immaterial, may also adversely affect Inco’s business, including the proposed combination of Inco with Falconbridge upon the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction).
Certain Canadian Federal Income Tax Considerations
      A Shareholder who is resident in Canada, who holds Falconbridge Shares as capital property and who disposes of such shares to the Offeror under the Offer (subject to entering into a joint tax election with Inco to obtain a full or partial tax deferral when available as described in Section 21 of the Circular, “Canadian Federal Income Tax Considerations”), will realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the Falconbridge Shares and the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Falconbridge Shares.
      Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Falconbridge Shares to the Offeror under the Offer unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.
      An Eligible Holder who disposes of Falconbridge Shares pursuant to the Share Alternative (or who disposes of Falconbridge Shares pursuant to the Cash Alternative but who receives Inco Shares because the proration provisions of the Offer apply) may, depending upon the circumstances, obtain a full or partial tax deferral in respect of a disposition of Falconbridge Shares by entering into a joint tax election with the Offeror under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation).

      See the discussion in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
Certain U.S. Federal Income Tax Considerations
      U.S. Shareholders will recognize taxable capital gain or loss in an amount equal to the difference between (i) the sum of the fair market value on the date of the exchange of any Inco Shares and the value of any currency received in the exchange and (ii) its tax basis in its Falconbridge Shares. See Section 23 of the Circular, “Certain United States Federal Income Tax Considerations” for more details.
Depositary
      Inco has engaged CIBC Mellon Trust Company to act as Depositary for the receipt of certificates in respect of Falconbridge Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Falconbridge Shares purchased by Inco pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Inco for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Inco has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.
Dealer Manager and Information Agent
      Inco has engaged the services of RBC Dominion Securities Inc. as Dealer Manager in Canada to solicit acceptances of the Offer. RBC Dominion Securities Inc. intends to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada and it will also solicit acceptances of the Offer in the United States through its United States registered broker dealer affiliate, RBC Capital Markets Corporation.
      Inco has retained MacKenzie Partners, Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Inco for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

SELECTED INCO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
      The selected pro forma consolidated financial information set forth below should be read in conjunction with Inco’s and Falconbridge’s unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon included in the Offer and Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of the Offeror as at June 30, 2005 and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on June 30, 2005. The pro forma consolidated statements of earnings for the year ended December 31, 2004 and the six month period ended June 30, 2005 have been prepared, respectively, from the audited consolidated statement of earnings of the Offeror for the year ended December 31, 2004 and the unaudited interim consolidated statement of earnings of the Offeror for the six month period ended June 30, 2005 and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on January 1, 2004.
      The selected pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate any potential synergies between Inco and Falconbridge.

	Six Months Ended		Year Ended
	June 30		December 31

	Inco	Pro forma	Inco	Pro forma
(in millions of U.S.$)	2005	2005	2004	2004

Statement of Earnings Data
Revenues	$2,318	$6,418	$4,326	$11,304
Total costs and operating expenses	1,503	4,947	3,170	9,261
Earnings before minority interest	567	1,002	731	1,363
Minority interest	39	55	126	169
Net earnings	528	947	605	1,194

	As at June 30

	Inco	Pro forma
(in millions of U.S.$)	2005	2005

Balance Sheet Data
Cash and cash equivalents(1)	$1,173	$2,711
Other current assets	1,571	4,321
Property, plant and equipment and other non-current assets	8,547	26,238
Current liabilities excluding current portion of long-term debt	1,027	2,232
Total debt(1)(2)	1,840	9,366
Minority interest	750	1,125

Total shareholders’ equity	4,875	13,517

(1)	These balances do not reflect Falconbridge’s debt repayment of approximately $980 million of long-term debt due within one year in the third quarter of 2005.

(2)	Included in long-term debt are $750 million of junior preference shares intended to be refinanced subsequent to the acquisition of control of Falconbridge by Inco.
     See Note 3 to the unaudited pro forma consolidated financial statements included in the Offer and Circular for the pro forma assumptions and adjustments given effect to in the foregoing selected pro forma consolidated financial information.

GLOSSARY
      In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.
“adjusted fully diluted basis” means, with respect to the Falconbridge Shares, that number of Falconbridge Shares which would be outstanding if all rights to acquire Falconbridge Shares were exercised, other than those which are not, and cannot in accordance with their terms become, exerciseable within 120 days following the Outside Date, but including, for the purposes of this calculation, all Falconbridge Shares issuable upon the exercise of Falconbridge Options, whether vested or unvested, and excluding Falconbridge Shares issuable upon the separation of SRP Rights.
“affiliate” has the meaning given to it in the Securities Act (Ontario).
“AMF” means the Autorité des marchés financiers (Québec).
“associate”, where used to indicate a relationship with any person or company means, (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding, (ii) any partner of that person or company, (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity, (iv) any relative of that person who resides in the same home as that person, (v) any person who resides in the same home as that person and to whom that person is married or with whom that person is living in a conjugal relationship outside marriage, or (vi) any relative of a person mentioned in clause (v) who has the same home as that person.
“business day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada.
“Canadian GAAP” means Canadian generally accepted accounting principles.
“Cash Alternative” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”.
“CDS” means The Canadian Depositary for Securities Limited.
“Circular” means the offering circular accompanying the Offer to Purchase.
“Commissioner” means the Commissioner of Competition appointed under the Competition Act.
“Commitment Letter” means the commitment letter dated October 10, 2005 addressed to Inco under which certain loan facilities were committed to be made available to the Offeror for the purpose of financing the cash consideration under the Offer.
“Competition Act” means the Competition Act (Canada), as amended.
“Compulsory Acquisition” has the meaning given to it in Section 7 of the Circular, “Acquisition of Falconbridge Shares Not Deposited”.
“Contemplated Transactions” means the consummation of the transactions contemplated by the Support Agreement, including the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction or any subsequent amalgamation of the Offeror and Falconbridge.
“Dealer Manager” means RBC Dominion Securities Inc., in Canada, and RBC Capital Markets Corporation, in the United States.
“Depositary” means CIBC Mellon Trust Company.
“Deposited Shares” means Falconbridge Shares validly deposited pursuant to the Offer.
“Directors’ Circular” means the Falconbridge directors’ circular relating to the Offer dated October 24, 2005.
“Distributions” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Dividends and Distributions”.
“EC” means the European Commission.
“EC Merger Regulation” means Council Regulation 139/2004/ EC.
“Eligible Holder” has the meaning given to it in Section 21 of the Circular, “Certain Federal Income Tax Considerations”.
“enterprise value” means a person’s market capitalization as of October 7, 2005.

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.
“Expiry Date” means December 23, 2005 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Falconbridge Shares may be deposited under the Offer.
“Expiry Time” means 8:00 p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time.
“Falconbridge” means Falconbridge Limited, a corporation amalgamated under the laws of Ontario on June 30, 2005, and where the context requires, its subsidiaries and joint ventures.
“Falconbridge Option” means an option to purchase Falconbridge Shares granted under the Falconbridge Option Plan.
“Falconbridge Option Plan” means, collectively, the stock option plans for officers and employees of Falconbridge.
“Falconbridge Share” means, together with the associated SRP Right, a common share in the capital of Falconbridge.
“fully-diluted basis” means, with respect to the Falconbridge Shares, only that number of Falconbridge Shares which would be outstanding if all rights to acquire Falconbridge Shares were exercised, other than those which are not, and cannot in accordance with their terms become, exerciseable within 120 days following the Outside Date, but excluding Falconbridge Shares issuable upon exercise of the SRP Rights.
“Governmental Entity” means: (i) any supranational body or organization (such as the European Union and the EFTA Surveillance Authority), nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Inco” means Inco Limited, a corporation incorporated under the laws of Canada and, where the context requires, its consolidated subsidiaries, incorporated units and divisions and joint ventures.
“Inco Share” means a common share in the capital of Inco.
“Laws” means any applicable laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity;
“Letter of Transmittal” means the letter of transmittal and election form in the form accompanying the Offer and Circular (printed on blue paper).
“Material Adverse Change” means, when used in connection with a person, any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person, its subsidiaries or its material joint ventures that is, or could reasonably be expected to be, material and adverse to that person, its subsidiaries and its material joint ventures taken as a whole, other than any change, effect, event or occurrence (i) relating to the Canadian and United States economies, political conditions or securities markets in general;

(ii) affecting the mining industry in general; (iii) relating to a change in the market trading price of shares of that person, either, (A) related to the Support Agreement and the Offer or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Change under clauses (i), (ii), (iv) or (v); (iv) relating to any of the principal markets served by that person’s business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products (including, but not limited to, nickel, copper, cobalt, any platinum-group metals, sulfur, sulphuric acid, electricity, zinc or aluminium) used or sold by that person; or (v) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person, or any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP; provided, however, that such change, effect, event or occurrence (other than in the case of clause (iii) above) does not primarily relate only to (or have the effect of primarily relating only to) the person, its subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect the person, its subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which the party, its subsidiaries and its material joint ventures operate;
“Material Adverse Effect” means, when used in connection with a person, any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person, its subsidiaries and its material joint ventures taken as a whole, other than any effect (i) relating to the Canadian and United States economies, political conditions or securities markets in general; (ii) affecting the mining industry in general; (iii) relating to a change in the market trading price of shares of that person, either: (A) related to the Support Agreement and the Offer or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iv) or (v) hereof; (iv) relating to any of the principal markets served by that person’s business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products (including, but not limited to, nickel, copper, cobalt, any platinum-group metals, sulfur, sulphuric acid, electricity, zinc or aluminium) used or sold by that party; or (v) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person, any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP; provided, however, that such effect (other than in the case of clause (iii) above) does not primarily relate only to (or have the effect of primarily relating only to) that person, its subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect that person, its subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which that person, its subsidiaries and its material joint ventures operate.
“material joint venture” means a joint venture in which a person participates, whether as a partner, shareholder, interest holder or otherwise, that is material to that person’s financial condition, operations or prospects.
“Maximum Take-Up Date Cash Consideration” means, in respect of a Take-Up Date, the product obtained by multiplying (i) Cdn.$2,872,648,913 by (ii) the quotient resulting when the aggregate number of Falconbridge Shares to be taken up on such Take-Up Date is divided by 383,019,855, being the aggregate number of Falconbridge Shares outstanding as at the date hereof (calculated on an adjusted fully diluted basis).
“Maximum Take-Up Date Share Consideration” means, in respect of a Take-Up Date, the number of Inco Shares equal to the product obtained by multiplying (i) 200,702,404 Inco Shares by (ii) the quotient resulting when the aggregate number of Falconbridge Shares to be taken up on such Take-Up Date is divided by 383,019,855, being the aggregate number of Falconbridge Shares outstanding as at the date hereof (calculated on an adjusted fully diluted basis).
“Minimum Tender Condition” means the condition that there has been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by the Offeror, constitutes at least 66 2/3% of the Falconbridge Shares outstanding at the Expiry Time (calculated on a fully-diluted basis).
“Noranda” means Noranda Inc., a predecessor corporation of Falconbridge that existed prior to the amalgamation of Noranda and Old Falconbridge to form Falconbridge effective June 30, 2005.
“Notice of Guaranteed Delivery” means the notice of guaranteed delivery accompanying the Offer and Circular (printed on green paper).

“NYSE” means the New York Stock Exchange.
“OBCA” means the Business Corporations Act (Ontario), as amended.
“Offer” means Inco’s offer to purchase the Falconbridge Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.
“Offeror” means Inco.
“Offer and Circular” means the Offer to Purchase and the Circular, collectively.
“Offer to Purchase” means the offer to purchase Falconbridge Shares as described herein.
“Old Falconbridge” means Falconbridge Limited, a predecessor corporation of Falconbridge that existed prior to the amalgamation of Noranda and Old Falconbridge to form Falconbridge on June 30, 2005.
“Ontario Securities Act” means the Securities Act (Ontario), as amended, and the regulations and rules made thereunder.
“OSC” means the Ontario Securities Commission.
“Outside Date” means the date that is 10 months following the date of the Support Agreement.
“person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government or any other entity, whether or not having legal status.
“Policy Q-27” means the Autorité des marchés financiers du Québec Policy Statement Q-27 — Protection of minority securityholders in the course of certain transactions.
“Rule 61-501” means the Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions.
“SEC” means the United States Securities and Exchange Commission.
“Share Alternative” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”.
“Shareholder” means a holder of Falconbridge Shares.
“Shareholder Rights Plan” means the shareholder rights plan agreement dated September 22, 2005 between Falconbridge and CIBC Mellon Trust Company as rights agent.
“Soliciting Dealer Group” has the meaning given to it in Section 25 of the Circular, “Dealer Managers and Soliciting Dealer Group”.
“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan.
“Subsequent Acquisition Transaction” has the meaning given to it in Section 7 of the Circular, “Acquisition of Falconbridge Shares Not Deposited”.
“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the Board of Directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary.
“Support Agreement” means the agreement between Inco and Falconbridge, dated October 10, 2005, providing, among other things, for the making of the Offer and the agreement of Falconbridge to support the Offer.
“Take-Up Date” means a date upon which Inco takes up or acquires Falconbridge Shares pursuant to the Offer.
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.
“trading day” means any day on which trading occurs on the TSX or the NYSE.
“TSX” means the Toronto Stock Exchange.
“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“U.S. GAAP” means U.S. generally accepted accounting principles.
“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

OFFER TO PURCHASE
October 24, 2005
TO: THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE

1.	The Offer
      The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Falconbridge Shares other than any Falconbridge Shares owned directly or indirectly by the Offeror and including Falconbridge Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares, on the basis of, at the election of the Shareholder:

(a)	Cdn.$34.00 in cash in respect of each Falconbridge Share held (the “Cash Alternative”); or

(b)	0.6713 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held (the “Share Alternative”), in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to pro ration as set out below.
      Assuming all Falconbridge Shareholders tendered to the Cash Alternative or all Falconbridge Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive Cdn.$7.50 in cash and 0.524 of an Inco Share for each Falconbridge Share tendered, subject to adjustment for fractional shares.
      Any Shareholder who fails to complete the Letter of Transmittal electing the Cash Alternative or who does not properly elect either the Cash Alternative, on the one hand, or the Share Alternative, on the other hand, with respect to any Falconbridge Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative and will be entitled to receive 0.6713 of an Inco Share and Cdn.$0.05 in cash as consideration for each of such Shareholder’s Falconbridge Shares, subject to proration.
      The Offer is made only for Falconbridge Shares and is not made for any options, convertible debentures or other rights to acquire Falconbridge Shares. Any holder of such options, convertible debentures or other rights to acquire Falconbridge Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise the options, convertible debentures or other rights in order to obtain certificates representing Falconbridge Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Falconbridge Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 3 of this Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.
      If any holder of Falconbridge Options does not exercise such options prior to the Expiry Time, their Falconbridge Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, an option to acquire Falconbridge Shares will become an option to acquire that number of Inco Shares equal to the number of Falconbridge Shares multiplied by 0.6723 (representing 0.6713 Inco Shares adjusted to account for the Cdn.$0.05 payable under the Share Alternative) and have an exercise price per Inco Share equal to the exercise price per Falconbridge Share of that option immediately prior to the Expiry Time divided by 0.6723, subject to adjustments to ensure the “in-the-money” amount in respect of such option does not increase.
      The maximum amount of cash consideration available under the Offer is Cdn.$2,872,648,913 and the maximum number of Inco Shares issuable under the Offer is 200,702,404 Inco Shares. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Falconbridge Shares acquired in proportion to the number of Falconbridge Shares outstanding on an adjusted fully-diluted basis. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

(a)	the aggregate amount of cash (including the aggregate of Cdn.$0.05 in cash per Falconbridge Share of cash consideration that will be paid to Shareholders who elect the Share Alternative, and any cash paid in lieu of fractions of Inco Shares referred to below) that the Offeror will pay as consideration for all Falconbridge Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration;

(b)	the aggregate number of Inco Shares that the Offeror will issue as consideration for all Falconbridge Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Share Consideration;

(c)	if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Shareholders who elect to receive cash under the Cash Alternative in respect of their Falconbridge Shares to be taken up on such Take-Up Date, together with the aggregate of Cdn.$0.05 per share cash consideration to be paid by the Offeror to Shareholders who elect the Share Alternative in respect of their Falconbridge Shares to be taken up on such Take-Up Date and all cash to be paid by the Offeror in lieu of fractions of Inco Shares, exceeds the Maximum Take-Up Date Cash Consideration, then the amount of consideration to be paid to a Shareholder that elects the Cash Alternative shall be such Shareholder’s pro rata share of (i) cash equal to the difference between (x) the Maximum Take-up Date Cash Consideration and (y) the aggregate of the Cdn.$0.05 per share cash consideration to be paid to each Shareholder in respect of Falconbridge Shares taken up on such Take-Up Date who elects the Share Alternative and all cash to be paid by the Offeror in lieu of fractions of Inco Shares; and (ii) Inco Shares equal to the difference between (x) the Maximum Take-Up Date Share Consideration and (y) the number of Inco Shares issued on such Take-Up Date to each Shareholder who has elected the Share Alternative; and

(d)	if, on any Take-Up Date, the number of Inco Shares that would otherwise be issuable to Shareholders who elect (or are deemed to elect) the Share Alternative in respect of their Falconbridge Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the amount of consideration to be paid to a Shareholder that elects the Share Alternative shall be Cdn.$0.05 per Falconbridge Share tendered plus such Shareholder’s pro rata share of (i) the Maximum Take-Up Date Share Consideration; and (ii) cash equal to the difference between (x) the Maximum Take-up Date Cash Consideration and (y) the aggregate of (A) all cash to be paid to Shareholders who elect to receive cash under the Cash Alternative, (B) the aggregate of Cdn.$0.05 per share cash consideration to be paid to Shareholders in respect of Falconbridge Shares taken up on such Take-Up Date who elect the Share Alternative, and (C) all cash to be paid by the Offeror in lieu of fractions of Inco Shares.

      For greater certainty, unless a Shareholder receives only cash in consideration for Falconbridge Shares, in all circumstances, including those described in paragraphs (c) and (d) above, a Shareholder will receive a combination of cash and Inco Shares in respect of each whole Falconbridge Share deposited under the Offer.
      Fractional Inco Shares will not be issued in connection with the Offer. Where a Shareholder is to receive Inco Shares as consideration under the Offer and the aggregate number of Inco Shares to be issued to such Shareholder would result in a fraction of an Inco Share being issuable, the number of Inco Shares to be received by such Shareholder will either be rounded up or down and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of Cdn.$50.574 per Inco Share) such that the Maximum Take-Up Date Cash Consideration is paid and the Maximum Take-up Date Share Consideration is issued in respect of Falconbridge Shares taken up on such Take-Up Date.
      The Offer is made only for Falconbridge Shares and is not made for any options, convertible debentures or other rights to purchase Falconbridge Shares (other than the SRP Rights). Shareholders who deposit their Falconbridge Shares will be deemed to have deposited the SRP Rights associated with such Falconbridge Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror for the Falconbridge Shares will be allocated to the SRP Rights.
      All cash payable under the Offer, including the cash consideration under the Cash Alternative, the cash portion of the consideration under the Share Alternative and the cash payable in lieu of fractional Inco Shares otherwise issuable under the Share Alternative, will be denominated in Canadian dollars. However, Shareholders can also elect to receive their cash consideration in U.S. dollars based upon the Bank of Canada noon buying rate of exchange for U.S. dollars on the Take-Up Date.
      The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

2.	Time for Acceptance
      The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 23, 2005, unless withdrawn by the Offeror, or until such other time and date as extended by the Offeror or accelerated in accordance with the terms of the Support Agreement. The Expiry Time may be extended by the Offeror in its sole discretion as described in Section 7 of this Offer to Purchase, “Extension and Variation of the Offer”.
3.     Manner of Acceptance
Letter of Transmittal
      The Offer may be accepted by delivering the following documents to the Depositary at any of the offices identified on the Letter of Transmittal and on the back cover of the Offer and Circular, so as to arrive there not later than the Expiry Time:

(a)	a Letter of Transmittal (printed on blue paper) in the form accompanying the Offer and Circular or a facsimile thereof properly completed and duly executed as required by the instructions set out in the Letter of Transmittal;

(b)	the certificate(s) representing the Falconbridge Shares in respect of which the Offer is being accepted; and

(c)	all other documents required by the instructions set out in Letter of Transmittal.
      Participants of CDS should contact the Depositary with respect to the deposit of their Falconbridge Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Falconbridge Shares under the terms of the Offer. No fee or commission will be payable by Shareholders who deposit their Falconbridge Shares pursuant to the Offer directly to the Depositary or who make use of the facilities of a member of the Soliciting Dealer Group to accept the Offer.
Currency of Payment
      The cash payable under the Offer, including all cash consideration under the Cash Alternative, the cash portion of the consideration under the Share Alternative and the cash payable in lieu of fractional Inco Shares otherwise issuable under the Share Alternative, will be denominated in Canadian dollars. However, Shareholders can also elect to receive their cash consideration in U.S. dollars based upon the Bank of Canada noon buying rate of exchange for U.S. dollars on the Take-Up Date. If a Shareholder wishes to receive the cash payable under the Cash Alternative in U.S. dollars, the box captioned “Currency of Payment” in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery must be completed. Otherwise, cash payment will be received in Canadian dollars.
Signature Guarantees
      No signature guarantee is required on the Letter of Transmittal if:

(a)	the Letter of Transmittal is signed by the registered owner of the Falconbridge Shares exactly as the name of the registered holder appears on the Falconbridge Share certificate deposited therewith, and the cash payable and/or the certificates for Inco Shares issuable, in each case under the Offer, are to be delivered directly to such registered holder, or

(b)	Falconbridge Shares are deposited for the account of an Eligible Institution.
      In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Falconbridge Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the cash payable and/or certificates for the Inco Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.
Method of Delivery
      The method of delivery of Falconbridge Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Falconbridge Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Falconbridge Shares by the Depositary.

      A Shareholder who wishes to deposit Falconbridge Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Falconbridge Shares under the Offer.
Procedure for Guaranteed Delivery
      If a Shareholder wishes to deposit Falconbridge Shares pursuant to the Offer and the certificates representing the Falconbridge Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those Falconbridge Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c)	the certificate(s) representing all deposited Falconbridge Shares, together with a properly completed and duly executed Letter of Transmittal or a facsimile thereof, relating to such Falconbridge Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.
      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Toronto office of the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
Determination of Validity
      All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Falconbridge Shares will be determined by the Offeror, in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Falconbridge Shares determined by it not to be in proper form, or the acceptance for exchange of Inco Shares and/or payment of cash in respect of which may, in the opinion of the Offeror’s counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, provided, however, that the Offeror may not waive the Minimum Tender Condition in order to acquire less than 50.01% of the Falconbridge Shares outstanding (calculated on a fully-diluted basis) or less than 50.01% of the Falconbridge Shares outstanding held by “Independent Shareholders” (as defined in the Shareholder Rights Plan), or (ii) any defect or irregularity in any deposit of Falconbridge Shares. No deposit of Falconbridge Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.
      Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Falconbridge Shares or in making payments for Falconbridge Shares or in lieu of fractional Inco Shares to any person on account of Falconbridge Shares accepted for exchange or payment pursuant to the Offer.
Dividends and Distributions
      Subject to the terms and conditions of the Offer and subject, in particular, to Falconbridge Shares being validly withdrawn by or on behalf of a depositing shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Falconbridge Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends (other than regular quarterly cash dividends declared by Falconbridge in accordance with its current dividend policy as established in July 2005), distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).
Power of Attorney
      An executed Letter of Transmittal irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution, of the depositing Shareholder with respect to the Purchased Securities. The Letter of Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Falconbridge; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge; and (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder.
      A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.
Further Assurances
      A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such holder.
Formation of Agreement
      The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Falconbridge Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.
4.     Withdrawal Rights
      Except as otherwise provided in this Section 4, all deposits of Falconbridge Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Falconbridge Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Falconbridge Shares have been taken up by the Offeror pursuant to the Offer;

(b)	if the Falconbridge Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Inco Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Falconbridge Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.
      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Falconbridge Shares. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Falconbridge Shares to be withdrawn, and (ii) specify the number of Falconbridge Shares to be withdrawn, the name of the registered holder and the certificate number shown on each Falconbridge Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Falconbridge Shares exactly as the name of the registered holder appears on the certificate representing Falconbridge Shares deposited with the Letter of Transmittal or if the Falconbridge Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Falconbridge Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.
      All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.
      Withdrawals may not be rescinded and any Falconbridge Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Falconbridge Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of this Offer to Purchase, “Manner of Acceptance”.

      If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or exchanging the Falconbridge Shares or is unable to take up or exchange Falconbridge Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Falconbridge Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Law.

5.	Conditions of the Offer
      The Offeror shall have the right to withdraw the Offer and to not take up and pay for, or extend the period of time during which the Offer is open and to postpone taking up and paying for, any Falconbridge Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	the Minimum Tender Condition;

(b)	(A)(i) the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the purchase of the Falconbridge Shares by the Offeror, or (ii) the waiting period under Part IX of the Competition Act shall have expired or have been waived in accordance with the Canadian Competition Act and the Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) to the satisfaction of the Offeror acting reasonably that she has determined not to make an application under Part VIII of the Competition Act in respect of the purchase of the Falconbridge Shares by the Offeror; (B) the applicable waiting periods (and any extension thereof) under the HSR Act shall have expired or been terminated; (C) the applicable waiting periods instituted by the European Commission and/or the EC member states agencies shall have expired or been terminated; and (D) all requisite approvals, notifications and authorizations for the Contemplated Transactions under the HSR Act, the EC Merger Regulation or otherwise, the Competition Act or any corresponding requirements of the EC member states, and all consents or clearances required from such other Governmental Entities in order to complete any Contemplated Transaction, where the assets, revenues, or operations of each or both the Offeror or Falconbridge in the particular jurisdiction of any such other Governmental Entity are more than de minimus, and any director, officer, or employee of the Offeror or Falconbridge would be subject to criminal penalties for failure to obtain such consent or clearance from such other Governmental Entity, shall have been obtained;

(c)	without limiting the scope of the conditions in paragraph (b) above, all government or regulatory approvals (including, without limitation, those of any stock exchanges or other securities regulatory authorities) that in the Offeror’s reasonable judgment are necessary or desirable to complete the Offer or any Contemplated Transaction, including any necessary approvals of competition regulatory authorities in other jurisdictions, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(d)	all necessary orders, authorizations or consents which the Offeror determines acting reasonably are necessary or desirable under all applicable securities Laws in Canada and the United States for the offering and issuance of the Inco Shares under the Offer shall have been obtained and a registration statement relating to such Inco Shares to be issued pursuant to the Offer shall have become effective under the U.S. Securities Act and no stop order relating to such registration statement shall be in effect;

(e)	the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States or elsewhere, whether or not having the force of Law; and (ii) no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Falconbridge Shares, the right of the Offeror to own or exercise full rights of ownership of the Falconbridge Shares, or the consummation of any Contemplated Transaction;

(B)	which, if any Contemplated Transaction were consummated, would reasonably be expected to have a Material Adverse Effect with respect to Falconbridge or the Offeror; or

(C)	which would materially and adversely affect the ability of the Offeror to effect any Contemplated Transaction;

(f)	the Offeror shall have determined acting reasonably that there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Falconbridge Shares deposited under the Offer or completing any Contemplated Transaction;

(g)	the Offeror shall have determined acting reasonably that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalization, properties, condition (financial or otherwise), prospects or liabilities of Falconbridge or any of its subsidiaries which, when considered either individually or in the aggregate, constitutes a Material Adverse Effect with respect to Falconbridge or which, if any Contemplated Transaction were consummated, would be reasonably expected to constitute a Material Adverse Effect with respect to the Offeror;

(h)	the representations and warranties made by Falconbridge in the Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification already contained within such representation or warranty, except for untrue or incorrect representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Falconbridge or materially and adversely affect the ability of the Offeror to effect any Contemplated Transaction or, if any Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect on the Offeror;

(i)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of Falconbridge with any securities regulatory authority in Canada or elsewhere which the Offeror shall have determined in its reasonable judgment constitutes a Material Adverse Effect with respect to Falconbridge or which, if any Contemplated Transaction were consummated, would be reasonably expected to constitute a Material Adverse Effect with respect to the Offeror;

(j)	the Support Agreement shall not have been terminated by Falconbridge or by the Offeror in accordance with its terms;

(k)	the Offeror shall have determined in its reasonable judgment that the Shareholder Rights Plan does not provide rights to the shareholders of Falconbridge to purchase any securities of Falconbridge as a result of the Offer or a Contemplated Transaction, and does not and will not adversely affect the Offer or the Offeror, either before or on consummation of the Offer, or the acquisition by the Offeror of any Falconbridge Shares under the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. Without limiting the generality of the foregoing, Falconbridge shall have, if considered necessary by Inco, acting reasonably, (A) deferred the separation time of the SRP Rights; and (B) waived or suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative against any Contemplated Transaction; and

(l)	the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally.
      The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have, provided however, that the Offeror may not waive the Minimum Tender Condition in order to acquire less than 50.01% of the Falconbridge Shares outstanding (calculated on a fully-diluted basis) or less than 50.01% of the Falconbridge Shares outstanding held by Independent Shareholders (as defined in the

Shareholder Rights Plan). The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Waiver of certain of the foregoing conditions requires the consent of the majority of lenders under the loan facilities contemplated by the Commitment Letter.

6.	Take Up of and Payment for Deposited Shares
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of this Offer to Purchase, “Conditions of the Offer”), the Offeror will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of this Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which the Offeror first takes up Falconbridge Shares will be taken up and paid for not later than 10 calendar days after such deposit.
      Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Falconbridge Shares or to terminate the Offer and not take up or pay for any Falconbridge Shares pursuant to the Offer if any condition of the Offer is not satisfied or waived by the Offeror, in whole or in part, by giving notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Falconbridge Shares in order to comply, in whole or in part, with any applicable law.
      For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Falconbridge Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Toronto.
      The Offeror will pay for Falconbridge Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient certificates representing the Inco Shares and sufficient funds (by bank transfer or other means satisfactory to the Depositary), in each case for transmittal to Shareholders subject to the maximum amounts. The Depositary will act as the agent of persons who have deposited Falconbridge Shares in acceptance of the Offer for the purpose of receiving cash payment and/or Inco Share certificates, as the case may be, from the Offeror and transmitting such cash payment and/or Inco Share certificates, as the case may be, to such persons, and receipt thereof by the Depositary will be deemed to constitute receipt thereof by persons depositing Falconbridge Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Falconbridge Shares on the purchase price of Falconbridge Shares purchased by the Offeror, regardless of any delay in making such payment.
      Settlement with each Shareholder who has validly deposited and not withdrawn his or her Falconbridge Shares will be made by the Depositary forwarding a cheque payable in Canadian funds (or, at the election of the Shareholder, the equivalent in U.S. dollars), representing the cash consideration and/or share certificates representing the Inco Shares to which such Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, the cheque and/or share certificate will be issued in the name of the registered holder of deposited Falconbridge Shares. Unless the person depositing Falconbridge Shares instructs the Depositary to hold the cheque and/or share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque and/or share certificate will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no address is specified, cheques and/or share certificates will be forwarded to the address of the Shareholder as shown on the Falconbridge Share register maintained by or on behalf of Falconbridge. Cheques and/or share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.
      If any deposited Falconbridge Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Falconbridge Shares than are deposited, certificates for unpurchased Falconbridge Shares will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as is practicable following the Expiry Time or withdrawal and early termination of the Offer. Unless otherwise directed in the Letter of Transmittal, certificates representing unpurchased Falconbridge Shares will be forwarded to the address of the registered holder as shown on the securities register maintained by Falconbridge.

      Shareholders depositing Falconbridge Shares will not be required to pay any fees or commissions if they accept the Offer by transmitting their Falconbridge Shares directly to the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

7.	Extension and Variation of the Offer
      The Offer is open for acceptance up to and including, but not after, the Expiry Time, unless the Offer is withdrawn or is extended by the Offeror.
      The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend or accelerate, in accordance with the terms of the Support Agreement, the Expiry Time or to vary the Offer by giving written or oral notice to be confirmed in writing of extension or variation to the Depositary at its principal office in Toronto and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of such notice in the manner set forth in Section 10 of this Offer to Purchase, “Notices and Delivery”, to all Shareholders whose Falconbridge Shares have not been taken up prior to the extension or variation. The Offeror will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide, or cause to be provided, a copy of the notice thereof to the TSX and the NYSE and the applicable securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.
      Where the terms of the Offer are varied, the period during which Falconbridge Shares may be deposited pursuant to the Offer will not expire before 10 calendar days after the notice of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.
      If on or before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Inco Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of this Offer to Purchase, “Notices and Delivery”, to all Shareholders whose Falconbridge Shares have not been taken up under the Offer at the date of the occurrence of the change. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX, the NYSE and the applicable regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.
      During any such extension or in the event of any variation, all Falconbridge Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for payment by the Offeror in accordance with the terms of the Offer, subject to Section 4 of this Offer to Purchase, “Withdrawal Rights”. An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 5 of the Offer to Purchase, “Conditions of the Offer”.
      Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been complied with, except those waived by the Offeror, unless the Offeror first takes up and pays for all Deposited Shares. If, prior to the Expiry Time, a variation in the terms of the Offer increases the consideration offered to Shareholders by the Offeror in its sole discretion, such increase will be applicable to all Shareholders whose Falconbridge Shares are taken up pursuant to the Offer.
      In circumstances where more than 50% of the then outstanding Falconbridge Shares held by “Independent Shareholders” (as defined in the Shareholder Rights Plan) have been validly deposited under the Offer and not withdrawn, the Offeror may take up and pay for the deposited Falconbridge Shares (subject to the conditions of the Offer) but will make a public announcement of that fact and the Offer will be extended with the result that the period during which Falconbridge Shares may be deposited pursuant to the Offer will remain open for not less than 10 days from the date of such public announcement.

8.	Return of Deposited Falconbridge Shares
      Any Deposited Shares not taken up and paid for or exchanged, as the case may be, by the Offeror will be returned at the Offeror’s expense promptly after the Expiry Time or termination of the Offer. Such Deposited Shares (and other relevant documents) will be forwarded by first class mail in the name and to the address specified in the Letter of Transmittal, unless the person who deposited the Falconbridge Shares instructs the Offeror to hold the cheques and/or the Falconbridge Shares for pick-up by checking the appropriate box in the Letter of Transmittal. If no address is specified therein, Falconbridge Shares will be forwarded to the address shown on the register maintained in respect of the Falconbridge Shares.

9.	Mail Service Interruption
      Notwithstanding the provisions of the Offer and Circular and the Letter of Transmittal, cheques, share certificates for Inco Shares and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates for Inco Shares and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Deposited Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination. Notwithstanding Section 6 of this Offer to Purchase, “Take Up of and Payment for Deposited Shares”, cheques, share certificates for Inco Shares or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

10.	Notices and Delivery
      Without limiting any other lawful means of giving notice, any notice to be given by the Offeror to the Depositary pursuant to the Offer will be deemed to have been properly given to registered holders of Falconbridge Shares if it is in writing and is mailed by first class mail, postage prepaid, to registered Shareholders at their respective addresses as shown on the share register maintained by or on behalf of Falconbridge in respect of the Falconbridge Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or the United States following mailing. Except as otherwise required or permitted by law, in the event of any interruption of or delay in mail services following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the TSX and the NYSE for dissemination through their facilities, (ii) if it is published once in the National Edition of The Globe and Mail or the National Post, together with the Wall Street Journal and La Presse, or (iii) it is given to the Canada News Wire Service and the Dow Jones News Wire Service.
      The Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Falconbridge Shares or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Falconbridge Shares (and securities exercisable into Falconbridge Shares) when such list or listing is received.
      Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11.	Adjustments; Liens
      If, on or after the date of the Offer, Falconbridge should divide, combine, reclassify, consolidate, convert or otherwise change any of the Falconbridge Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 5 of this Offer to Purchase, “Conditions of the Offer”, make such adjustments as it deems appropriate to the purchase price or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefore) to reflect such division, combination, reclassification, consolidation, conversion or other change.
      Falconbridge Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after date of Offer on or in respect of the Falconbridge Shares, whether or not separated from the Falconbridge Shares, but subject to any Falconbridge Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Falconbridge should declare or pay any dividend (other than regular quarterly cash dividends declared by Falconbridge in accordance with its current dividend policy as established in July 2005) or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Falconbridge Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Falconbridge in respect of Falconbridge Shares, then (a) in the case of any such cash dividend, distribution or payment that does not exceed the cash consideration per Falconbridge Share, the cash consideration payable per Falconbridge Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the cash consideration per Falconbridge Share, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of cash and share consideration payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

12.	Market Purchases
      The Offeror reserves the right to, and may, acquire, or cause an affiliate to acquire, beneficial ownership of Falconbridge Shares or securities convertible into Falconbridge Shares by making purchases through the facilities of the TSX and the NYSE, subject to applicable law, at any time prior to the Expiry Time. In no event will the Offeror make any such purchases of Falconbridge Shares until the third business day following the date of the Offer. The aggregate number of Falconbridge Shares acquired by the Offeror through the facilities of the TSX or the NYSE during the course of the Offer shall not exceed 5% of the outstanding Falconbridge Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX or the NYSE, as applicable, on each day on which such Falconbridge Shares or securities convertible into Falconbridge Shares have been purchased. If the Offeror purchases Falconbridge Shares through the facilities of the TSX or the NYSE while the Offer is outstanding, the Falconbridge Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.
      Subject to applicable Laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Falconbridge Shares taken up and paid for under the Offer although the Offeror has no current intention to do so.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance of the Offer will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(b)	The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Falconbridge Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons depositing Falconbridge Shares to receive payment for Falconbridge Shares validly deposited and accepted for payment pursuant to the Offer.

(c)	The provisions of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(d)	The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

(e)	The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer and the validity of any acceptance of the Offer, the validity of any deposit of Falconbridge Shares and the validity of any withdrawals of Falconbridge Shares.

(f)	No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained herein or in the accompanying Circular, and if any such information or representation is given or made, it must not be relied upon as having been authorized by the Offeror.
      The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.
      DATED: October 24, 2005.

INCO LIMITED

Scott M. Hand
Chairman and Chief Executive Officer

CIRCULAR
      This Circular is furnished in connection with the accompanying Offer to Purchase dated October 24, 2005 by Inco to purchase all of the issued and outstanding Falconbridge Shares (including Falconbridge Shares that may become issued and outstanding after the date of this Offer upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares (other than SRP Rights)). The terms and conditions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders are urged to refer to the Offer to Purchase for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer to Purchase are used in this Circular with the same meaning unless the context otherwise requires.
      Except as otherwise indicated, the information concerning Falconbridge contained in the Offer to Purchase and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, and other public sources. Although Inco has no knowledge that would indicate any statements contained herein relating to Falconbridge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Falconbridge taken from or based upon such documents or records, or for any failure by Falconbridge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.

1.	Inco Limited
      Inco is one of the world’s premier mining and metals companies and a leading producer of nickel, a hard, malleable metal which, given its properties and wide range of applications, can be found in thousands of products. Inco is also an important producer of copper, precious metals and cobalt and a major producer of value-added specialty nickel products. Inco also produces sulphuric acid and liquid sulphur dioxide as by-products from its processing operations in Sudbury, Ontario. Unless the context otherwise requires, all references in this Circular to “Inco” include all of its consolidated subsidiaries, incorporated units and divisions.
      Inco’s business operations consist of two segments, (i) the finished products segment, representing the mining and processing operations in Ontario and Manitoba, the refining operations in the United Kingdom and interests in the refining operations in Japan and other Asian countries referred to below, and (ii) the intermediates segment, which represents the mining and processing operations of PT Inco (as defined below) mining and processing operations in Indonesia, where nickel-in-matte, an intermediate product, is produced and sold primarily into the Japanese market.
      Inco’s principal mines and processing operations are located in the Sudbury area of Ontario, the Thompson area of Manitoba and, through a subsidiary in which Inco has an equity interest of approximately 61%, PT Inco, on the island of Sulawesi, Indonesia. Inco also operates additional wholly-owned metals refineries at Port Colborne, Ontario and in the United Kingdom at Clydach, Wales and Acton, England. Inco also has interests in nickel refining capacity in the following countries: in Japan, through Inco TNC Limited (“ITL”), in which Inco has an equity interest of 67%; in Taiwan, through Taiwan Nickel Refining Corporation (“Taiwan Nickel”), in which Inco has an equity interest of 49.9%; and in South Korea, through Korea Nickel Corporation (“Korea Nickel”), in which Inco has an equity interest of 25%. Additionally, Inco has a 65% equity interest in Jinco Nonferrous Metals Co., Ltd. (“Jinco”), a company that produces nickel salts in Kunshan City, People’s Republic of China (“China”). Inco has also expanded its joint venture operations in China, through the formation of a new company, Inco Advanced Technology Materials (Dalian) Co., Ltd., in which Inco has an equity interest of 76.7%. This venture produces nickel foam products for the Asian battery market. In early March 2005, Inco completed the acquisition of substantially all of the assets representing the nickel foam business of Shenyang Golden Champower New Materials Corp., a leading Chinese producer of nickel foam. Pursuant to the terms of this acquisition, Inco has a 77% interest in the company formed to hold the acquired assets. In 2004 Inco also established a shearing and packaging operation in China for certain nickel products to service the specific needs of this market.
      As part of Inco’s strategy to be the world’s lowest cost and most profitable nickel producer, Inco is currently developing two major new or so-called “greenfield” projects, the wholly-owned Voisey’s Bay nickel-copper-cobalt project in the Province of Newfoundland and Labrador, Canada and the Goro nickel-cobalt project in the French overseas territorial community (collectivité territoriale) of New Caledonia in which Inco currently holds approximately a 71% interest.

      Inco was incorporated in 1916 under the laws of Canada, succeeding a business established in 1902. In 1979, Inco was continued by articles of continuance under the Canada Business Corporations Act and is governed by that Act. Inco’s executive offices are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada, M5H 4B7.
Documents Incorporated by Reference
      The following documents of Inco have been filed with the securities regulatory authority in each of the provinces and territories of Canada, and are specifically incorporated by reference into, and form an integral part of, the Circular:

(a)	annual report on Form 10-K for the year ended December 31, 2004;

(b)	material change report filed October 12, 2005 concerning the entering into by Inco and Falconbridge of the Support Agreement;

(c)	material change report filed August 9, 2005 concerning the appointment of a new Executive Vice-President and Chief Financial Officer of Inco effective November 1, 2005;

(d)	material change report filed April 20, 2005 concerning the approval of the reinstatement of a quarterly cash dividend on the Inco Shares and declaration of a quarterly dividend of $0.10 per share, payable June 1, 2005 to Inco shareholders of record as of May 16, 2005;

(e)	unaudited consolidated financial statements, including the notes thereon, as at June 30, 2005, and for the three and six-month periods ended June 30, 2005 and 2004;

(f)	audited consolidated financial statements, including the notes thereon, and together with the auditor’s report, as at and for each of the financial years ended December 31, 2004, 2003 and 2002;

(g)	management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2004;

(h)	management’s discussion and analysis of financial condition and results of operations for the three and six-month periods ended June 30, 2005; and

(i)	proxy circular and statement dated March 18, 2005 in connection with the annual and special meeting of shareholders held on April 20, 2005 (excluding the sections entitled “Report on Executive Compensation”, “Comparative Shareholder Return” and “Corporate Governance”).
      Any documents of the type referred to above, excluding confidential material change reports, filed by Inco with a securities regulatory authority in Canada after the date of the Circular and prior to the termination of the Offer shall be deemed to be incorporated by reference into the Circular.
      Any statement contained in the Offer and Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Offer and Circular, to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of the Offer and Circular, except as so modified or superseded.
      Information has been incorporated by reference in the Circular from documents filed with the securities regulatory authority in each of the provinces and territories of Canada. Copies of the documents incorporated by reference in the Circular regarding Inco may be obtained on request without charge from the Secretary of Inco at Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, Canada, M5H 4B7 or by telephone at 416-361-7511. For the purpose of the Province of Quebec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may also be obtained from the Secretary of Inco at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may also be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com and the SEC website located at www.sec.gov.
      Information contained in or otherwise accessed through Inco’s website, www.inco.com, or any other website, does not form part of this Offer and Circular. All such references to Inco’s website, or any other website, are inactive textual references only.

Share Capital of Inco
      The authorized share capital of Inco consists of an unlimited number of common shares and 45 million preferred shares issuable in series, each series consisting of such number of shares and having such provisions attached thereto as may be determined by the Board of Directors of Inco, subject to a maximum aggregate issue price of Cdn.$1,500 million (or the equivalent in other currencies). As at September 30, 2005, there were approximately 231 million Inco Shares outstanding calculated on a fully-diluted basis and no preferred shares issued and outstanding.
Inco Shares
      The Inco Shares have general voting rights. Each holder of Inco Shares is entitled to receive notice of, to attend and to vote at, on the basis of one vote for each Inco Share held, all meetings of shareholders of Inco other than meetings at which the holders of another class or series of shares are entitled to vote separately.
      Subject to the preferential rights of any prior ranking shares (of which none were issued and outstanding as of the date of this Circular), the holders of Inco Shares are entitled to such dividends as may be declared by the Board of Directors in its discretion out of funds legally available therefor. No dividend or other distribution on the Inco Shares shall be paid, and no Inco Share shall be acquired for value, unless dividends on any and all outstanding preferred shares have been paid for all past quarterly periods.
      Inco announced on April 19, 2005 that its Board of Directors had approved the reinstatement of a quarterly cash dividend on the Inco Shares and declared an initial quarterly dividend of $0.10 per Inco Share, payable June 1, 2005 to shareholders of record as of May 16, 2005. Inco has declared two additional quarterly dividends of $0.10 per Inco Share since that time, including a $0.10 per share dividend payable December 1, 2005 to holders of record as of November 15, 2005.
      Subject to the preferential rights of any prior ranking shares (of which none were issued and outstanding as of the date of the Circular), the holders of Inco Shares shall, in the event of a distribution of assets of Inco among its shareholders on a liquidation, dissolution or winding-up of Inco, whether voluntary or involuntary, or any other distribution of assets of Inco among its shareholders for the purpose of winding up its affairs, be entitled to receive, in respect of each share so held, a pro rata amount of such assets of Inco equivalent to the proportion equal to the Inco Shares then outstanding divided by the number of Inco Shares then outstanding.
Inco Shareholder Rights Plan
      Inco has in place a shareholder rights plan, as set out in a rights plan agreement, as amended and restated, entered into between Inco and CIBC Mellon Trust Company, as rights agent. The rights plan is designed to (i) encourage the fair and equal treatment of shareholders in connection with any take-over offer of Inco by providing them with more time than the minimum statutory period during which such bid must remain open in order to fully consider their options, and (ii) provide Inco’s Board of Directors additional time, if appropriate, to pursue other alternatives to maximize shareholder value. The rights plan was approved by shareholders of Inco at the 1999 Annual and Special Meeting of Inco Shareholders and was most recently reconfirmed by shareholders at the 2005 Annual and Special Meeting and will remain in effect until October 2008. The following represents a summary of some of the key terms of the plan.
      The rights issued under the plan will attach to and trade with the Inco Shares and no separate certificates will be issued unless an event triggering these rights occurs. Certificates evidencing Inco Shares will be legended to reflect that they evidence the rights until the Separation Time (as defined below). The rights will separate from the Inco Shares (“Separation Time”) and be transferable, trade separately from the Inco Shares and become exercisable only when a person, including any party acting jointly or in concert with such person, acquires or announces its intention to acquire, beneficial ownership of 20% or more of (i) the then outstanding voting securities of Inco, or (ii) the then outstanding Inco Shares alone, in either case without complying with the “permitted bid” provisions of the plan (as summarized below), or without the approval of the Board of Directors. Should such an acquisition occur, each right would entitle its holder, other than the acquiring person or persons related to or acting jointly or in concert with such person, to purchase additional Inco Shares at a 50 per cent discount to the then current market price. The acquisition by any person (an “Acquiring Person”) of 20 per cent or more of the Inco Shares or voting securities, other than by way of a permitted bid, is referred to as a “Flip-in-Event”. Any rights held by an Acquiring Person will become void upon the occurrence of a Flip-in-Event. A “permitted bid” is a bid made to all holders of the outstanding voting securities that is open for at least 60 days. If, at the end of such 60-day period, more than 50% of the then outstanding Inco Shares, other than those securities owned by the party making the bid and certain related persons, have been tendered, such party may take up and pay for the Inco Shares but must extend the bid for a further 10 business days to allow other shareholders to tender, thus providing shareholders who had not tendered to the bid with enough time to tender to the bid once it is clear that a majority of Inco Shares have been tendered. Under this plan, Inco can (i) waive its application to enable a particular takeover bid to proceed, in which case the plan will be deemed to have been waived with respect to any other takeover bid made prior to the expiry of any bid subject to such waiver or (ii) with the prior approval of the holders of voting securities or rights, redeem the rights for nominal consideration at any time prior to a Flip-in-Event.
Price Range and Trading Volume of Inco Shares
      There are two principal markets on which the Inco Shares are traded, the TSX and the NYSE. On October 7, 2005, being the last trading day on the TSX prior to the announcement of the Offer by Inco, the closing trading price for Inco Shares was Cdn.$51.90 on the TSX. On October 10, 2005, being the last trading day on the NYSE prior to the announcement of the Offer by Inco, the closing trading prices for Inco Shares was $42.83 on the NYSE. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Inco Shares on the TSX and the NYSE:
Trading of Inco Shares

	TSX			NYSE

	High	Low	Volume	High	Low	Volume

	Cdn.$	Cdn.$	(#)	($)	($)	(#)
2004
November	46.75	43.24	14,676,943	39.23	35.31	22,508,600
December	45.02	42.35	15,285,086	37.37	35.00	23,520,400
2005
January	43.03	40.00	18,036,842	35.73	32.32	26,923,000
February	51.00	42.05	28,416,306	41.50	33.68	43,374,200
March	52.55	45.82	22,071,087	43.25	37.99	45,113,400
April	49.70	44.46	23,588,156	40.67	35.50	40,106,200
May	48.89	43.30	31,274,659	38.99	34.18	45,125,600
June	51.04	46.15	19,586,415	41.43	37.74	29,522,200
July	52.86	46.02	19,138,471	43.29	38.00	34,254,700
August	52.19	48.53	18,541,942	43.58	40.73	28,216,700
September	54.99	50.00	21,875,414	47.35	42.28	34,010,500
October (1 – 20)	54.95	47.70	34,081,974	46.93	40.64	39,493,400

2.	Falconbridge
      Falconbridge is a leading international copper and nickel producer with investments in fully integrated zinc and aluminum assets. Falconbridge’s primary focus is on the identification and development of world class copper and nickel mining deposits. Falconbridge is one of the world’s largest producers of nickel and zinc and a significant producer of copper, primary and fabricated aluminum, cobalt, lead, molybdenum silver, gold and sulphuric acid, and also one of the world’s largest processors and recyclers of metal-bearing materials. The principal markets for Falconbridge’s products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. Falconbridge has operations and offices in 18 countries. On June 30, 2005, Noranda and Old Falconbridge completed their merger transaction after shareholders of each company approved the amalgamation of the two companies. The Falconbridge Shares are listed on the TSX under the symbol “FAL.LV” and on the NYSE under the symbol “FAL”. The amalgamated company operates under the name Falconbridge Limited.
Documents Incorporated by Reference
      Information regarding Falconbridge and Noranda has been incorporated by reference in the Circular from documents filed by Falconbridge and Noranda with the securities regulatory authority in each of the provinces and territories of Canada. Inco understands that copies of the documents incorporated herein by reference regarding

Falconbridge and Noranda may be obtained on request without charge from Falconbridge’s Secretary at 181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, Canada M5J 2T3, Telephone: 416-982-7111. Copies of documents incorporated by reference may also be obtained by accessing the websites located at www.sedar.com and www.sec.gov.
      The following documents of Falconbridge and Noranda have been filed with the securities regulatory authority in each of the provinces and territories of Canada and are specifically incorporated by reference into, and form an integral part of, the Circular:

(a)	the unaudited consolidated financial statements of Falconbridge, including notes thereto, as at June 30, 2005 and for the three and six-month periods ended June 30, 2005 and 2004;

(b)	management’s discussion and analysis of financial condition and results of operations of Falconbridge for the three and six-month periods ended June 30, 2005;

(c)	the audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2004 and 2003 and for each of the years then ended, together with the auditors’ report thereon;

(d)	management’s discussion and analysis of financial condition and results of operations of Noranda for the fiscal year ended December 31, 2004; and

(e)	Schedule I to the Notices of Special Meetings and Joint Management Information Circular of Noranda and Old Falconbridge dated June 2, 2005, being the unaudited pro forma consolidated balance sheet of Falconbridge as at March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the three months ended March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the year ended December 31, 2004, and the notes thereon.
Share Capital of Falconbridge
      The authorized capital of Falconbridge consists of an unlimited number of Falconbridge Shares, an unlimited number of Preferred Shares issuable in series, an unlimited number of Junior Preference Shares issuable in series and an unlimited number of Participating Shares issuable in series. As of October 10, 2005, there were issued and outstanding: (i) 369,224,340 Falconbridge Shares; (ii) 3,246,057 Preferred Shares, Series F; (iii) 8,753,943 Preferred Shares, Series G; (iv) 6,000,000 Preferred Shares, Series H; (v) 89,835 Preferred Shares, Series 1; (vi) 4,787,283 Preferred Shares, Series 2; and (vii) 3,122,822 Preferred Shares, Series 3; (viii) 11,999,899 Junior Preference Shares, Series 1; (viii) 11,999,899 Junior Preference Shares, Series 2; and (ix) 5,999,903 Junior Preference Shares, Series 3. As of October 10, 2005, there were options to acquire an aggregate of 8,350,869 Falconbridge Shares outstanding under the Falconbridge’s stock option plans. In addition, Falconbridge has issued Cdn.$150,000,000 aggregate principal amount of convertible debentures due April 30, 2007 which are convertible into Falconbridge Shares at a conversion price of Cdn.$27.55.
Price Range and Trading Volume of Falconbridge Shares
      There are two principal markets on which the Falconbridge Shares are traded, the TSX and the NYSE. On October 7, 2005, being the last trading day on the TSX prior to the announcement of the Offer by Inco, the closing trading price for Falconbridge Shares was Cdn.$30.82 on the TSX. On October 10, 2005, being the last trading day on the NYSE prior to the announcement of the Offer by Inco, the closing trading price for the Falconbridge Shares was

$26.41 on the NYSE. The following table sets forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the Falconbridge Shares on the TSX and the NYSE:
Trading of Falconbridge Shares(1)

	TSX			NYSE

	High	Low	Volume	High	Low	Volume

	(Cdn.$)	(Cdn.$)	(#)	($)	($)	(#)
2004
November	21.30	20.50	27,863,239	18.16	16.85	3,095,300
December	21.35	20.20	12,835,825	17.98	16.55	3,224,500
2005
January	20.95	19.83	12,168,573	17.34	16.27	2,500,400
February	23.38	21.3	23,034,096	18.90	16.98	3,860,300
March	25.31	22.76	90,783,787	20.99	18.35	7,290,500
April	24.99	23.07	51,492,705	20.43	18.49	4,319,000
May	22.98	20.01	40,029,128	18.56	15.8	4,636,700
June	22.70	20.97	27,875,357	18.32	16.79	3,745,000
July	25.25	20.79	26,805,073	20.64	17.34	4,582,000
August	29.25	26.65	49,178,058	24.27	20.90	5,745,800
September	31.46	27.80	27,558,925	26.73	23.52	3,790,300
October (1 – 20)	34.59	29.99	61,843,013	29.37	25.39	7,271,800

(1)	Information presented prior to June 30, 2005 reflects trading information for the common shares of Noranda.

3.	Recommendation of the Board of Directors of Falconbridge
      Falconbridge has confirmed in the Support Agreement that the Board of Directors of Falconbridge, upon consultation with its financial and legal advisors, determined that the consideration offered under the Offer is fair from a financial point of view to all Shareholders and that it is in the best interests of Falconbridge for the Offer to be made and the Board of Directors of Falconbridge to support the Offer. Accordingly, the Board of Directors has unanimously approved the Support Agreement and the making of a recommendation that Shareholders accept the Offer. For the purposes of this Circular, reference to the unanimous approval of the Board of Directors of Falconbridge does not include directors who have declared a conflict of interest and have not participated in any consideration of the Offer. Accompanying this Offer and Circular is the Directors’ Circular of Falconbridge making its recommendation that Shareholders accept the Offer and tender their Falconbridge Shares to the Offer.

4.	Background to the Offer
      In February 2004, Brascan Corporation and its affiliates, the then owner of approximately 41% of the common shares of Noranda (with Noranda, in turn, being a 59% shareholder of Old Falconbridge), commenced soliciting expressions of interest for the purchase of Noranda. At that time, Noranda established a data room and made information available to selected prospective acquirors who signed confidentiality agreements. Noranda publicly announced on June 16, 2004 that it had commenced a review of various means of maximizing shareholder value and that a special committee of the Board of Directors of Noranda had been established to oversee a review of the expressions of interest that had been received.
      Inco entered into confidentiality and standstill agreements each dated May 19, 2004 with Noranda and Old Falconbridge pursuant to which Noranda and Old Falconbridge agreed to provide confidential information for purposes of considering a transaction between Inco and those companies. Inco, together with its legal and financial advisors, conducted a review of these companies, including the evaluation of potential operating and other synergies that could be realized through a combination of both Inco and Old Falconbridge. Inco submitted non-binding indications of interest to the Noranda Board of Directors to acquire all the outstanding common shares of Noranda and the then outstanding shares of Old Falconbridge not held by Noranda in July and August 2004. In connection with its evaluation of Noranda and Old Falconbridge during the summer of 2004, Inco retained Scotia Capital Inc. to assist in the assessment of certain businesses and assets of the two companies and this firm has continued and will continue to provide advisory services in connection with such ongoing assessment with respect to Falconbridge. On September 24,

2004, Noranda announced that it had entered into exclusive negotiations with China Minmetals Corporation (“Minmetals”) regarding a preliminary non-binding proposal from Minmetals to acquire 100% of Noranda.
      Beginning in late 2004, Old Falconbridge and Inco began discussions regarding certain joint commercial opportunities, including the possible processing by Noranda of Inco’s copper production in Ontario, which could result in operational efficiencies and mutual benefits from the enhanced utilization of certain of their existing operations outside of the context of a business combination. These discussions led to the eventual announcement on June 28, 2005 of the entering into of a long term agreement between Inco and Noranda under which Inco would sell all of its copper production from its Ontario operations in anode form to Falconbridge for processing at Falconbridge’s Montreal copper refinery. Recognizing that there were other opportunities for similar joint commercial opportunities that could result in other operational efficiencies and benefits for both parties, discussions on a range of such opportunities continued through the summer of 2005.
      On March 8, 2005, the Noranda Board of Directors resolved to proceed with an offer for Old Falconbridge common shares and an issuer bid. On March 9, 2005, Noranda and Old Falconbridge announced that they had entered into a support agreement with respect to an offer for the Old Falconbridge common shares Noranda did not then own and Noranda announced an issuer bid. The offer was made by way of take-over bid on March  24, 2005 and following take up of a majority of the Old Falconbridge common shares and subsequent special shareholder meetings approving the transaction, Noranda and Old Falconbridge amalgamated on June 30, 2005.
      On August 15, 2005, Brascan announced that it and its affiliates had sold 73,115,756 Falconbridge Shares to Xstrata plc (“Xstrata”) and its subsidiary for Cdn.$28.00 per share. Brascan announced that as part of its arrangements with Xstrata, if Xstrata were to make an offer or announce its intention to make an offer to acquire a majority or more of the Falconbridge Shares within a certain period of time at a price per share in excess of Cdn.$28.00, Xstrata would pay Brascan such excess amount on the Falconbridge Shares it had purchased.
      Inco’s senior management continued discussions with Falconbridge’s senior management in August and early September 2005 with respect to how they could work together on potential joint commercial opportunities that would create additional operating efficiencies and other mutually desirable cost savings. As the investigation of joint commercial opportunities continued, Inco concluded that opportunities to create even greater efficiencies might exist in the context of a combination of the two companies. As a result, an examination of a potential acquisition of Falconbridge by Inco was restarted. This examination included updated analyses of the potential operating and other synergies from such a combination. As a result, by early September 2005 discussions between Inco and Falconbridge began to focus on whether Inco would be interested in pursuing an acquisition of the newly merged Falconbridge. Having already undertaken certain preliminary work, Inco moved forward to reevaluate a possible combination of the two companies, including the implications of such a possible transaction having regard to the elimination of the minority interest in Old Falconbridge as a result of the amalgamation of Noranda and Old Falconbridge, and undertook updated analyses of potential operating and other synergies that could be realized from such a combination.
      At a meeting of the Inco Board of Directors held on September 18, 2005, the Board was updated by senior management of its ongoing discussions with Falconbridge. Inco’s senior management outlined its views as to the potential benefits to Inco of an acquisition of Falconbridge, including the fact that it would be less complicated given that Old Falconbridge and Noranda had recently amalgamated. After considering presentations made by Inco’s senior management and certain of its investment advisors, the Inco Board of Directors authorized senior management of Inco to continue to pursue preliminary discussions with Falconbridge and to conduct further investigations into the merits of an acquisition of Falconbridge.
      Based upon the discussions and meetings between Inco and Falconbridge through early September 2005, the two companies entered into confidentiality and standstill agreements pursuant to which they agreed to an exchange of confidential information for purposes of considering a transaction between them. To assist in its evaluation process, Inco, having utilized Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and RBC Capital Markets for general advisory services up to this point, elected to retain Morgan Stanley, RBC Capital Markets and Goldman, Sachs & Co. as financial advisors relating to this specific potential transaction. Falconbridge had retained CIBC World Markets Inc. During September, Inco and Falconbridge exchanged confidential information and due diligence teams from each of the companies met to review the companies’ respective operations, assets, joint ventures, material contracts and financial condition and to establish the scope and implementation strategy relating to a wide range of potential operating and other synergies between their respective businesses in the context of a possible business combination or acquisition.

      On September 22, 2005, Falconbridge announced that its Board of Directors adopted the Shareholder Rights Plan to enhance Falconbridge’s ability to obtain the best value for all holders of Falconbridge Shares and to prevent a bidder from acquiring control of Falconbridge in a manner detrimental to shareholders. At the end of September 2005, Inco and Falconbridge reached an understanding whereby they would work together on an exclusive basis, subject to certain limited exceptions, through mid-October 2005 to see whether they could reach agreement on a mutually acceptable acquisition of Falconbridge by Inco.
      Discussions between representatives of Inco and Falconbridge continued through September and into early October. The Board of Directors of Inco was briefed regularly by members of Inco’s senior management and Inco’s financial and legal advisors through this period to assist it in its determination as to whether or not a transaction between Inco and Falconbridge should be pursued. On October 6, 2005, the Inco Board of Directors held a meeting at which Inco senior management and Inco’s financial and legal advisors were present. Inco’s senior management made presentations on the status of the discussions with Falconbridge and on the background and strategy of the proposed transaction with Falconbridge. Each of Inco’s financial advisors reviewed certain additional analyses relating to the financial aspects of the proposed transaction with Falconbridge and Inco’s legal advisors reviewed the fiduciary duties of the Inco Board of Directors in this context given the nature and expected terms of a transaction and discussed various other legal issues relating to the proposed transaction. On October 7, 2005, the Inco Board of Directors held another meeting at which Inco senior management provided further discussion and analyses of the proposed transaction with Falconbridge and reviewed with the Inco Board of Directors the progress of negotiations with Falconbridge as well as the outcome of its evaluation of various matters relating to a possible acquisition of Falconbridge. Each of Morgan Stanley, RBC Capital Markets and Goldman, Sachs & Co. made a presentation at that meeting on the financial aspects of the proposed transaction. At its meeting on October 7, 2005, the Inco Board of Directors authorized Inco senior management to make an offer to Falconbridge based on cash and share consideration, subject to finalization of the terms of the Support Agreement. A meeting was held the evening of October 7, 2005 between Inco and Falconbridge senior management for that purpose. The parties agreed to continue to meet over the weekend to determine if a final agreement could be reached.
      During the period from October 7, 2005 to October 10, 2005, representatives of Inco and Falconbridge met to further discuss the terms of the proposed offer. During this period, Falconbridge, its legal counsel, McCarthy Tétrault LLP, and financial advisor conducted discussions with Inco and its legal counsel, Osler, Hoskin & Harcourt LLP and Sullivan & Cromwell LLP, and its financial advisors to finalize the definitive terms of the Offer and the Support Agreement. On October 10, 2005, representatives of Inco met with representatives of Falconbridge and advised that, subject to final approval by the Inco Board of Directors, Inco wished to proceed with the Offer to acquire the Falconbridge Shares on the basis of Cdn.$34.00 in cash per Falconbridge Share or 0.6713 of an Inco Share per Falconbridge Share and Cdn.$0.05 in cash, in each case at the election of the Shareholders, subject to limitations on the aggregate amount of cash consideration and share consideration available, and to reaching final agreement on the terms of the Support Agreement. On October 10, 2005, the Board of Directors of each of Falconbridge and Inco met separately to consider the proposed transaction and to receive advice from their respective financial and legal advisors. At the October 10, 2005 meeting of the Inco Board of Directors, members of Inco’s senior management provided an update on the status of negotiations in respect of the proposed transaction with Falconbridge. Morgan Stanley, RBC Capital Markets and Goldman, Sachs & Co. made a presentation to the Inco Board of Directors and each of the financial advisors rendered an oral opinion to the Inco Board of Directors, subsequently confirmed in writing, that as of October 10, 2005 and based on and subject to various assumptions, matters considered and other limitations, the consideration to be paid by Inco in the Offer pursuant to the Support Agreement was fair from a financial point of view to Inco. Each opinion was provided solely for the information and assistance of the Inco Board of Directors in connection with its consideration of the transaction, and was directed only to the fairness to Inco, from a financial point of view, of the consideration to be offered by Inco in the Offer pursuant to the Support Agreement. None of the opinions were directed to the fairness to Falconbridge or the Shareholders of the consideration to be offered by Inco in the Offer, and the opinions do not constitute a recommendation to any Shareholder as to whether such Shareholder should tender all or a portion of his or her Falconbridge Shares into the Offer. While the opinions did not address the merits of the Offer as compared to other business strategies or transactions that might be available to Inco, as indicated above, each of Morgan Stanley, RBC Capital Markets and Goldman, Sachs & Co. provided advice and assistance with respect to the analysis and evaluation of, and assisted Inco senior management and Inco’s Board of Directors in their deliberations relating to, a number of business strategies and possible transactions that Inco might pursue, including the decision to pursue the acquisition of Falconbridge. The Inco Board of Directors reviewed the proposed final terms of the Offer and the Support Agreement and discussed various financial and legal matters relating to the proposed transaction. Following discussions, the Inco Board of Directors unanimously approved the proposed Offer and authorized Inco’s senior management to enter into the Support Agreement on behalf of Inco.
      The Support Agreement was finalized and executed by Inco and Falconbridge on October 10, 2005 and the Offer was publicly announced prior to the opening of markets on the morning of October 11, 2005.
Support Agreement
      The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by Inco. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Inco (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.
The Offer
      Inco agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement.
Support for the Offer
      Falconbridge has indicated that its Board of Directors, upon consultation with its financial and legal advisors, has determined that it would be advisable and in the best interests of Falconbridge for the Board of Directors to support the Offer and to recommend acceptance of the Offer to holders of Falconbridge Shares, and accordingly, Falconbridge has agreed (subject to the terms and conditions of the Support Agreement) to co-operate with Inco and use its reasonable best efforts to permit the Offer to be successful.
Board Representation
      Falconbridge has agreed that, promptly upon the purchase by Inco of such number of Falconbridge Shares which represents at least a majority of the outstanding Falconbridge Shares, Inco will be entitled to designate such number of members of the Falconbridge Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Falconbridge Shares owned by Inco (the time of such election or appointment of such directors being the “Effective Time”). Inco has agreed to use all reasonable efforts to cause its Board of Directors to take such actions as may be required in order that: (i) as of the Effective Time Scott M. Hand will be Chairman and Chief Executive Officer of Inco; and (ii) as soon as practicable after the Effective Time, Derek G. Pannell will be appointed President of Inco; and four new directors, who are currently members of Falconbridge’s 13 person Board and will be directors of Falconbridge at such time as they are to be nominated or appointed, will be nominated for election or appointed to the Board of Directors of Inco, to the extent possible without calling a meeting of Inco shareholders between such time and Inco’s next annual meeting of shareholders, or otherwise through the nomination for election of such persons at the next annual meeting of shareholders of Inco.
Representations and Warranties
      The Support Agreement contains a number of customary representations and warranties of Inco and Falconbridge relating to, among other things: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: accuracy of financial statements; absence of undisclosed liabilities; absence of any Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; absence of defaults under instruments evidencing any indebtedness or other contracts; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; intellectual property; employment and labour matters; pension matters; tax matters; compliance with laws, licenses and permits; insurance; environmental matters; title to properties; preparation and disclosure of mineral reserves and resource estimates; accuracy of reports required to be filed with applicable securities regulatory authorities; existence and maintenance of disclosure controls and procedures; and maintenance of internal controls over financial reporting.
Conduct of the Business of Falconbridge
      In the Support Agreement, Falconbridge agreed that, prior to the earlier of the time of the appointment or election to its Board of Directors of persons designated by Inco who represent a majority of the directors of Falconbridge and the termination of the Support Agreement, Falconbridge will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and not to undertake certain types of restricted activities unless Inco otherwise agrees in writing. Falconbridge also agreed not to enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the Offer or any Contemplated Transaction or which would render, or which reasonably may be expected to render, inaccurate any of Falconbridge’s representations and warranties in the Support Agreement.
      Falconbridge also agreed to promptly notify Inco of (i) any Material Adverse Change, on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings; and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of Falconbridge contained in the Support Agreement to be untrue or inaccurate; or (y) result in the failure in any material respect of Falconbridge to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the time of the appointment or election to its Board of Directors of persons designated by Inco who represent a majority of the directors of Falconbridge.
Other Covenants
      Each of Falconbridge and Inco has also agreed in the Support Agreement to a number of mutual covenants, including to co-operate and use their reasonable best efforts in good faith to take, or cause to be taken, all reasonable actions reasonably necessary to discharge their respective obligations under the Support Agreement and the Offer, and to complete any of the Contemplated Transactions, including their obligations under applicable securities laws; and to make, within the time periods and subject to the Support Agreement, all appropriate filings and take all other actions necessary, proper or advisable, in respect of all applicable competition, merger control, antitrust, investment or other regulatory laws, including (i) the HSR Act (ii) the European Commission and, if required or deemed by Inco to be appropriate or advisable, any competition agencies pursuant to the laws of any applicable EC member states (iii) the Competition Act, and (iv) any other governmental entity. Falconbridge also agreed, subject to the conditions in the Support Agreement, to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable any Contemplated Transaction, including the execution and delivery of such documents as Inco may reasonably require, and use reasonable best efforts to obtain all necessary waivers, consents, rulings, orders and approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under applicable laws and submissions of information requested by governmental entities. In addition, the parties also agreed, if required, to divest Falconbridge’s Nikkelverk refinery in Norway and certain related marketing organizations, as a post-transaction event in order to obtain all the regulatory clearances required to complete the transactions contemplated by the Support Agreement expeditiously.
Shareholders Rights Plan
      The Offer is a “Permitted Bid” as defined in the Shareholder Rights Plan. However, Falconbridge has agreed that, if the Offer ceases to qualify as a Permitted Bid, Falconbridge will immediately defer the separation time of the SRP Rights in respect of the Offer and to continue to defer separation of the SRP Rights with respect to the Offer. Falconbridge further agreed that, immediately prior to the Expiry Time in such circumstances, it shall waive or suspend the operation of or otherwise render the Shareholder Rights Plan inoperative against the Offer.
Junior Preference Shares, Convertible Notes and Preference Shares
      If Inco acquires not less than 50.01% of the outstanding Falconbridge Shares (on a fully-diluted basis) no later than 10 days after the Expiry Time, Falconbridge has agreed that it will, at the request of Inco, promptly take all necessary steps to redeem all of its outstanding Junior Preference Shares (Series 1, 2 and 3) and any other class of preference shares, or any outstanding convertible debentures.
Covenants Regarding Non-Solicitation
      The Support Agreement contains certain “non-solicitation” provisions pursuant to which Falconbridge has agreed that it will not, directly or indirectly:

•	take any action of any kind which might, directly or indirectly, interfere with the successful acquisition of Falconbridge Shares pursuant to the Offer, including any action to solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers regarding any (i) merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Falconbridge or any subsidiary; (ii) any sale or acquisition of 20% or more of the fair market value of the assets of Falconbridge on a consolidated basis; (iii) any sale or acquisition of 20% or more of Falconbridge’s shares of any class or rights or interests therein or thereto; (vi) any sale of any interest in any material joint ventures or material mineral properties; (vii) any similar business combination or transaction of or involving Falconbridge, any subsidiary or material joint venture of Falconbridge, other than with Inco; or (viii) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Inco (any such proposal or offer being referred to as an “acquisition proposal”);

•	engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any acquisition proposal provided that, Falconbridge may advise any person making an unsolicited acquisition proposal that such acquisition proposal does not constitute a superior proposal when Falconbridge’s Board of Directors has so determined;

•	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Inco, the approval or recommendation of Falconbridge’s Board of Directors or any committee thereof of the Support Agreement or the Offer;

•	approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any acquisition proposal; or

•	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any acquisition proposal.

      The Support Agreement provides that, notwithstanding the foregoing restrictions, the Board of Directors of Falconbridge is permitted to (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Inco the approval or recommendation of the Offer or (ii) engage in discussions or negotiations with, or provide information pursuant to the Support Agreement to, any person in response to an acquisition proposal by any such person, if and only to the extent that:

•	it has received an unsolicited bona fide written acquisition proposal from such person and such acquisition proposal constitutes a superior proposal;

•	in the case of clause (i) above, Falconbridge shall have complied with all other requirements relating to the acceptance, approval or recommendation of an acquisition proposal (as described below);

•	Falconbridge’s Board of Directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable laws;

•	in the case of clause (ii) above, prior to providing any information or data to such person in connection with such acquisition proposal, Falconbridge’s Board of Directors receives from such person an executed confidentiality agreement which includes a standstill provision that restricts such person from announcing an intention to acquire, or acquiring, any securities or assets of Falconbridge without the approval of Falconbridge for a period of not less than two years from the date of such confidentiality agreement (and Falconbridge sends a copy of any such confidentiality agreement to Inco promptly upon its execution and that Inco is immediately provided with a list of, or in the case of information that was not previously made available to Inco, copies of, any information provided to such person); and

•	in the case of clause (ii) above, prior to providing any information or data to any such person or entering into discussions or negotiations with any such person who has made an acquisition proposal, Falconbridge has complied with the requirements of the Support Agreement requiring notice to Inco of an acquisition proposal.
      The Support Agreement defines a “superior proposal” as an unsolicited bona fide acquisition proposal made by a third party to Falconbridge in writing after the date of the Support Agreement: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Falconbridge Shares and offering or making available the same consideration in form and amount per Falconbridge Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such acquisition proposal has been demonstrated to the satisfaction of the

Board of Directors of Falconbridge, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained, (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of Falconbridge or any subsidiary or their respective representatives beyond 5:00 p.m. (Eastern Standard Time) on the third day after which access is afforded to the third party making the acquisition proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Falconbridge during such three day period); (v) which is offered or made available to all Shareholders in Canada and the United States; (vi) in respect of which the Board of Directors of Falconbridge determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such acquisition proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such acquisition proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Inco pursuant to the Support Agreement, and taking into account the long-term value and anticipated synergies anticipated to be realized as a result of the combination of Inco and Falconbridge); and (vii) that, subject to compliance with the requirements of the Support Agreement, the Board of Directors of Falconbridge has determined to recommend to Shareholders.
      From and after the date of the Support Agreement, Falconbridge must promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Inco, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an acquisition proposal, any request for discussions or negotiations, any request for representation on the Board of Directors of Falconbridge or any request for non-public information relating to Falconbridge or any subsidiary or any material joint venture or material mineral property of which Falconbridge’s directors, officers, representatives or agents are or became aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer (including any amendment thereto) or request, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Falconbridge must also provide such other details of the proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Inco may reasonably request. Falconbridge shall keep Inco promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and will respond promptly to all inquiries by Inco with respect thereto.
      Falconbridge is not permitted to accept, approve or recommend, nor enter into any agreement relating to, an acquisition proposal (other than a confidentiality agreement contemplated by the Support Agreement) unless:

•	the acquisition proposal constitutes a superior proposal;

•	Falconbridge has complied with the non-solicitation restrictions in the Support Agreement;

•	Falconbridge has provided Inco with notice in writing that there is a superior proposal together with all documentation related to and detailing the superior proposal (including a copy of the confidentiality agreement between Falconbridge and the person making the superior proposal if not previously delivered) at least seven business days prior to the date on which the Board of Directors of Falconbridge proposes to accept, approve, recommend or to enter into any agreement relating to such superior proposal;

•	seven business days shall have elapsed from the later of the date Inco received notice of Falconbridge’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such superior proposal, and the date Inco received a copy of the written proposal in respect of the acquisition proposal and, if Inco has proposed to amend the terms of the Offer in accordance with the Support Agreement, the Board of Directors of Falconbridge (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the acquisition proposal is a superior proposal compared to the proposed amendment to the terms of the Offer by Inco;

•	Falconbridge concurrently terminates the Support Agreement in accordance with its terms; and

•	Falconbridge has previously, or concurrently will have, paid to Inco the Falconbridge termination payment as described below under “Agreements as to Damages”.

Inco Opportunity to Match
      Pursuant to the Support Agreement, Falconbridge has agreed that, during the seven business day period referred to above or such longer period as Falconbridge may approve for such purpose, Inco shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors of Falconbridge must review any proposal by Inco to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Inco’s proposal to amend the Offer would result in the acquisition proposal not being a superior proposal compared to the proposed amendment to the terms of the Offer.
      The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (x) any acquisition proposal (which is determined not to be a superior proposal) is publicly announced or made; or (y) the Board of Directors of Falconbridge determines that a proposed amendment to the terms of the Offer would result in the acquisition proposal not being a superior proposal, and Inco has so amended the terms of the Offer.
Termination
      The Support Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of Inco and Falconbridge;

(b)	by Falconbridge, if Inco does not mail the Offer by 11:59 p.m. (Toronto time) on the 20th business day following execution of the Support Agreement (the “Latest Mailing Time”), as such mailing time may be extended pursuant to the terms of the Support Agreement;

(c)	by Inco on or after the Latest Mailing Time, if any condition to making the Offer for Inco’s benefit is not satisfied or waived by such date;

(d)	by Inco if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time, as such Expiry Time may be extended by Inco in its sole discretion, and Inco shall not elect to waive such condition;

(e)	by Inco or Falconbridge, if Inco does not make the Offer and take up and pay for the Falconbridge Shares tendered to the Offer by a date that is 10 months following the date of the Support Agreement (the “Outside Date”), provided that such right to terminate the Support Agreement shall not be available to the party seeking to terminate if any action of such party or its affiliates, or any failure of such party or its affiliates to perform any of its obligations under the Support Agreement required to be performed by it, shall have resulted in a condition contained in the conditions set forth in the Offer to Purchase not having been satisfied prior to the Outside Date;

(f)	by Inco, if: (i) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting any Contemplated Transactions (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or (ii) any litigation or other proceeding is pending or has been threatened to be instituted by any Person or governmental authority, which, in the good faith judgment of Inco, could reasonably be expected to result in a decision, order, decree or ruling which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any Contemplated Transactions;

(g)	by Falconbridge, if Inco is in default of any covenants or obligations under the Support Agreement or if any representation or warranty of Inco under the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the date of notice of such breach and the Expiry Time;

(h)	by Inco, if Falconbridge is in default of any covenants or obligations under the Support Agreement or if any representation or warranty of Falconbridge under the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is within 30 days from the date of notice of such breach and the Expiry Time;

(i)	by Inco, if: (i) the Board of Directors of Falconbridge or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to Inco; (ii) the Board of Directors of Falconbridge or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an acquisition proposal; or (iii) Falconbridge fails to take any action required under the Support Agreement with respect to the Shareholder Rights Plan to defer the separation time of the SRP Rights or to allow the timely completion of any Contemplated Transaction;

(j)	by Inco, if the Board of Directors of Falconbridge or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within five calendar days of any written request to do so from Inco; and

(k)	by Falconbridge, if Falconbridge proposes to enter into a definitive agreement with respect to a superior proposal in compliance with the provisions of Support Agreement, provided that Falconbridge has previously or concurrently will have paid to Inco the applicable termination fee and further provided that Falconbridge has not breached any of its covenants, agreements or obligations in the Support Agreement.

Agreements as to Damages
      Falconbridge must pay $320 million to Inco, if:

•	the Support Agreement is terminated in the circumstances set out in paragraphs (i), (j) or (k) under “Termination” above, unless: (A) the termination is under paragraph (i) or (j) and arises solely as a result of a material adverse change in respect of Inco which has occurred since the date hereof; (B) the Board of Directors of Falconbridge has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a material adverse change in Inco has occurred since the date of the Support Agreement; and (y) the failure to change the Falconbridge Board’s recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) Inco has filed, or the OSC has determined that it should have filed, a material change report in accordance with applicable securities laws in respect of such material adverse change;

•	the Support Agreement is terminated pursuant to paragraph (h) under “Termination” above as a result of Falconbridge being in default of any of its covenants or obligations contained in the non-solicitation and opportunity to match provisions of the Support Agreement; or

•	(A) prior to the termination of the Support Agreement a competing proposal is publicly announced or otherwise made; and (B) during the period commencing on the date of the Support Agreement and ending 12 months following the termination of the Support Agreement (X) a competing proposal is consummated, or (Y) the Board of Directors of Falconbridge approves or recommends a competing proposal, or Falconbridge enters into a definitive agreement with respect to a competing proposal, and that competing proposal is subsequently consummated at any time thereafter.
Expense Reimbursement
      Falconbridge must pay $30 million to Inco if the Support Agreement is terminated in the circumstances set out paragraph (h) under “Termination” above. Inco must pay $30 million to Falconbridge if the Support Agreement is terminated in the circumstances set out in paragraph (g) under “Termination” above.
      Falconbridge must pay $107 million to Inco if the Offer is not completed as a result of the Minimum Tender Condition not having been satisfied in circumstances in which either the clearances under the Competition Act, the HSR Act and the EC Merger Regulation have been obtained, or such clearances have not been obtained and Falconbridge has not complied with certain of its covenants and obligations, unless: (A) the non-satisfaction of the Minimum Tender Condition arises solely as a result of a material adverse change in respect of Inco which has occurred since the date of the Support Agreement; (B) the Board of Directors of Falconbridge has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a material adverse change in Inco has occurred since the date hereof; and (y) the failure to change the Falconbridge Board’s recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) Inco has filed, or the OSC has determined that it should have filed, a material change report in accordance with applicable securities laws in respect of such material adverse change.
      In addition, in circumstances in which the expense payment of $107 million is payable as described above, if within 18 months of the termination of the Support Agreement pursuant to paragraphs (d) under “Termination” above, a competing proposal is consummated, then Falconbridge shall, prior to or concurrently with the consummation of a competing proposal, pay to Inco $320 million less $107 million if such amount has previously been paid to Inco.
      The Support Agreement defines “competing proposal” as (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of Falconbridge; (ii) any purchase or other acquisition by a person (other than Inco) of such number of the Falconbridge Shares or any rights or interests therein or thereto which together with such person’s other direct or indirect holdings of Falconbridge Shares and the holdings of any other person or persons with whom such first person may be acting jointly or in concert constitutes at least 50.01% of the outstanding Falconbridge Shares; (iii) any similar business combination or transaction, of or involving Falconbridge; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Inco.
Officers’ and Directors’ Insurance
      From and after the purchase by Inco of such number of Falconbridge Shares as represents at least a majority of the then outstanding Falconbridge Shares (being referred to as the effective date), Inco agrees that for the period from the Expiry Time until six years after the Expiry Time, Inco will cause Falconbridge or any successor to Falconbridge to maintain Falconbridge’s current directors’ and officers’ insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Falconbridge than those contained in the policy in effect on the date hereof (“Equivalent Insurance”), for all present and former directors and officers of Falconbridge and its subsidiaries, covering claims made prior to or within six years after the Expiry Time; provided that such insurance remains available to Falconbridge or such successor on commercially reasonable terms. Alternatively, Inco may purchase as an extension to Falconbridge’s current insurance policies, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such persons on terms comparable to those contained in Falconbridge’s current insurance policies. From and after the effective date, Inco shall, and shall cause Falconbridge (or its successor) to, indemnify the current and former directors and officers of Falconbridge and its subsidiaries to the fullest extent to which Inco and Falconbridge are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable law and contracts of indemnity.

5.	Purpose of the Offer and Inco’s Plans for Falconbridge
Purpose of the Offer
      The purpose of the Offer is to enable Inco to acquire all of the Falconbridge Shares. If the conditions of the Offer are satisfied or waived and Inco takes up and pays for the Falconbridge Shares validly deposited under the Offer, Inco intends to acquire any Falconbridge Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Falconbridge Share at least equal in value to the consideration paid by Inco per Falconbridge Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Falconbridge Shares acquired pursuant to the Offer. Although Inco intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in Inco’s ability to effect such a transaction, information subsequently obtained by Inco, changes in general economic or market conditions or in the business of Falconbridge, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Inco reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in the Circular. See Section 7 of this Circular, “Acquisition of Falconbridge Shares Not Deposited”.
Strategic Rationale for the Offer and Anticipated Benefits to be Realized
      Inco believes that the successful completion of the Offer and subsequent combination of Inco and Falconbridge will create significant benefits and opportunities that will allow the combined company to better serve its customers, provide it with enhanced financial and other resources and better compete in the global metals and mining industry than either company could alone. The key factors taken into consideration by Inco’s Board of Directors in arriving at its decision to proceed with the Offer are summarized below:
      Creation of a World-Class Metals and Mining Company — Inco will become one of the world’s largest metals and mining companies, ranking as the second largest North American metals and mining company in terms of enterprise value based upon share prices as of October 7, 2005. The combined company will be the world’s largest producer of nickel and a leading producer of copper and cobalt. The combined company’s nickel and copper portfolio will consist primarily of high-quality, low-cost operations with significant estimated mineral/ore reserves and an extensive pipeline of attractive development projects. Inco will also become the world’s third largest producer of zinc, and will also supply approximately 10% of current annual aluminum consumption in the United States. Inco will also have a greater platform to operate more efficiently and a stronger global reach to meet specific regional market demand more effectively, particularly in new and emerging markets such as China, where Inco has identified considerable growth opportunities. Inco will have processing facilities around the world and the ability to enhance efficiency by directing ore and intermediate products to facilities on a global basis. As the market changes, Inco will be better positioned to more efficiently shift nickel and other metals to applications and regions where demand is stronger.
      Substantial Anticipated Cost and Related Synergies Unique to Inco and Falconbridge — Inco and Falconbridge have jointly identified the potential to realize annual pre-tax operating and corporate synergies of approximately $350 million, and expect these savings to be fully realized by the end of 2007. Both companies believe that a significant portion of these synergies are available only from a combination of Inco and Falconbridge given the contiguous nature of their nickel mining operations within the Sudbury basin and, to a lesser extent, the proximity of each company’s headquarters in downtown Toronto. Operating synergies are expected to consist mainly of (i) optimization of material feeds and other intermediate product flows and processing facilities, (ii) cost improvements from the more efficient operations, streamlined procurement practices and economies of scale, and (iii) maximizing throughput by accelerating mine development to match assets to processes and feeds. Corporate synergies consist primarily of cost savings relating to reduction of overhead and support services. Inco believes that these synergy estimates for this transaction are realistic, although there can be no assurance that they will ultimately be realized, or that they will not be materially different than estimated, as discussed under Section 6 of the Circular, “Risk Factors Related to the Offer”.
      Diversification of Metals and Geographic Markets — The combined entity will feature enhanced production and geographic diversification. If the combination of Inco and Falconbridge had occurred on January 1, 2005, the revenue of Inco on a pro-forma basis for the six months ended June 30, 2005 would have derived approximately 48% from nickel, 34% from copper, 9% from aluminium, 4% from zinc, 3% from cobalt and other non-precious metals, and 2% from precious metals. On a stand-alone basis, Inco’s revenues for the same time period were derived approximately 83% from nickel, 9% from copper, and 8% from all other metals. The combined company’s production and marketing operations will also become more geographically diversified, serving to extend Inco’s global reach and reduce costs and exposures to the risks inherent in operating only a specific asset or facility or only within a specific jurisdiction. Inco’s marketing offices will span over 40 countries giving it a presence in North and South America, Asia, the South Pacific and Europe. As a result, Inco will be better able to serve the world’s most attractive markets, particularly in new and emerging regions such as China.
      Enhanced Platform and Flexibility for Future Growth — Due to its increased size and diversification, Inco should have greater flexibility and financial resources to pursue future growth opportunities than either Inco and Falconbridge would have alone. In particular, the increased size of Inco will reduce overall enterprise exposure to certain risks, including operating, geopolitical and financial risks, inherent from any specific operation or development project (both so-called brownfield and greenfield) and/or jurisdiction (such as developing economies). In addition, the combined company will be better positioned to compete for acquisition opportunities, which has become increasingly important as the global metals and mining industry continues to consolidate.
      Value Creation for all Shareholders — Both Inco and Falconbridge believe the transaction will create value for shareholders of both companies. As noted above, Inco and Falconbridge have jointly identified the potential to realize certain annual pre-tax synergies. Both companies believe that a significant portion of these synergies are available only from a combination of Inco and Falconbridge. Through their future ownership in Inco, shareholders of both companies will have exposure to the benefits that are expected to accrue from these savings. In addition, from a Falconbridge shareholder perspective, as of the date of announcement of the Offer, the Offer represents a premium of 13.0% over the volume-weighted average trading price of the Falconbridge Shares on the TSX and a premium of 12.6% over the volume-weighted average trading price of the Falconbridge Shares on the NYSE for the 20 trading days ended, in the case of the TSX, October 7, 2005 and, in the case of the NYSE, October 10, 2005. From an Inco shareholder perspective, based on median First Call estimates for each of the two companies, the acquisition of Falconbridge is expected to be accretive to cash flow of the combined company in the first full year after the acquisition, effectively neutral to earnings per share in the first full year after the acquisition and accretive to earnings per share in the second full year following the acquisition.

      These anticipated benefits are based on various assumptions and are subject to various risks. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” above and Section 6 of the Circular “Risk Factors Related to the Offer”.
Combined Operations of Inco and Falconbridge
      The combination of Inco and Falconbridge will create one of the world’s largest mining and metals companies, with operations including the production of nickel, copper, aluminium, zinc, cobalt and other precious and non-precious metals.
      Geographic Scope — Headquartered in Toronto, Canada the operations, projects and offices of Inco will be located across 28 countries, including North and South America, Asia, the South Pacific and Europe, with over 25,500 employees worldwide.
      Nickel Assets and Operations — The assets of Inco will include substantially all of the estimated nickel mineral/ore reserves and mineral resources of the Sudbury basin, which is generally regarded as one of the world’s most significant geographic regions for commercial nickel deposits. Inco’s operations will include North American nickel production facilities at the Montcalm mine in Timmins, Ontario; at the Sudbury mines and processing facilities in Sudbury, Ontario; at the Thompson mines and processing facilities in Thompson, Manitoba; at the Voisey’s Bay Nickel Company Limited mine, concentrator and demonstration plant in Newfoundland and Labrador; at the Novamet Specialty Products Corp. facility in Wyckoff, New Jersey; and at the Raglan mine in the Nunavik Territory, Quebec. Inco will also have nickel operations in the Caribbean, Europe and Asia. The nickel development projects will include the Goro Nickel S.A.S. mine and processing facility in the South Province, New Caledonia; the Kabanga project in Tanzania; the Koniambo project in the North Province, New Caledonia; the Nickel Rim South project in Sudbury, Ontario; and the PT Inco expansion project in Sorowako, Indonesia.
      Copper Assets and Operations — Copper operations in North America will include the CCR refinery in Montreal, Quebec; the Horne smelter in Rouyn-Noranda, Quebec; and the Kidd Creek mine and smelter in Timmins, Ontario. South American copper operations will include the Altonorte smelter in La Negra, Chile; the Antamina mine in Department of Ancash, Peru; the Collahuasi and the Lomas Bayas mines in Chile. Inco’s copper development projects will include the Frieda River project in Papua New Guinea; the El Morro project in Chile; the El Pachon project in Argentina; and the West Wall project in Chile.
      Growth Projects — Inco will have a broad portfolio of significant growth projects available for future investment and development, including Goro, Nickel Rim South, Koniambo, Kabanga, El Pachon and El Morro.
      Pro Forma Revenue — If the combination of Inco and Falconbridge had occurred on January 1, 2005, the revenue of Inco on a pro forma basis for the six months ended June 30, 2005 would have been approximately $6.4 billion, with approximately 48% derived from nickel production, 34% from copper, 9% from aluminium, 4% from zinc, 3% from cobalt and other non-precious metals, and 2% from precious metals, with production in 2005 including 735 million pounds of nickel and 1,330 million pounds of copper.
      Management — Inco will have the benefit of leadership and expertise drawn from both Inco and Falconbridge, with four members of the Falconbridge Board of Directors expected to be appointed to the Inco Board of Directors by no later than the date of Inco’s next annual meeting. Scott M. Hand, Inco’s current Chairman and Chief Executive Officer, will continue to occupy that position and Derek Pannell, who is currently the Chief Executive Officer of Falconbridge, will become the President of Inco. Other members of the Inco management team will include Aaron Regent, Executive Vice-President, Strategy and Corporate Development; Steve Douglas, Executive Vice-President and Chief Financial Officer; Peter Goudie, Executive Vice-President, Marketing; and Ron Aelick, Executive Vice-President, Integration. Logan Kruger will be responsible for nickel operations and Peter Kukielski will be responsible for copper and other metals operations.
      Divestiture of Norway Refinery — Subject to the terms and conditions of the Support Agreement, as part of the efforts of Inco and Falconbridge to obtain all the regulatory clearances required to complete the transactions contemplated by the Support Agreement expeditiously, Inco is prepared, if required, to divest Falconbridge’s Nikkelverk refinery in Norway and certain related marketing organizations, as a post-transaction event. The divestiture, if required, may occur through a sale to a third party or an initial public offering. Alternatively, if these options are not possible, a divestiture may be effected by a distribution to holders of Inco Shares of securities in a separate company formed to own and independently operate the divested assets. If required, Inco would agree to provide the refinery with intermediate product to meet its forecast needs, consistent with what Falconbridge would have provided. Based upon the historical performance of the Nikkelverk refinery and such related marketing organizations, the total revenue and profitability of such businesses are not considered material to Falconbridge’s total consolidated revenue or earnings.
6.     Risk Factors Related to the Offer
      Shareholders should carefully consider the following risk factors related to the Offer. In addition to the risks set out in the documents incorporated by reference into the Offer and Circular, the proposed combination of Inco with Falconbridge upon the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) is subject to certain risks, including the following:
Inco may not realize the operating and other synergies, cost savings and other benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of the companies.
      The integration of Inco and Falconbridge may not be as successful as currently anticipated. The Offer has been made with the expectation that its successful completion will result in increased earnings and cost savings by taking advantage of the operating and other synergies (including potential tax synergies) to be realized from the consolidation of Inco and Falconbridge and enhanced growth opportunities resulting from that consolidation. These anticipated benefits will depend in part on whether Inco’s and Falconbridge’s operations, technologies and personnel can be integrated in an efficient and effective manner and on the timing and manner of completion of a Subsequent Acquisition Transaction. The failure of Inco to meet the challenges involved in successfully integrating the operations of Inco and Falconbridge, including the integration of operations, systems and personnel, or otherwise to realize any of the anticipated benefits of the Offer, could impair the results of operations, profitability and financial results of Inco. Moreover, the overall integration of the two companies may result in unanticipated operations problems, expenses and liabilities and diversion of management’s attention. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Inco and Falconbridge will not be realized. In addition, such synergies assume certain realized long-term metals prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.
Shareholders who elect the Share Alternative and receive Inco Shares and Shareholders who elect the Cash Alternative and receive Inco Shares as a result of proration will receive Inco Shares based on a fixed exchange ratio that will not reflect market fluctuations. Consequently, the Inco Shares issuable under the Offer may have a market value lower than expected. In addition, the value of the cash portion of the Offer will fluctuate for non-Canadian shareholders.
      Shareholders are being offered a fixed number of Inco Shares and Cdn.$0.05 under the Share Alternative, rather than Inco Shares with a fixed market value and Cdn.$0.05. Even if Shareholders do not elect the Share Alternative, they may receive Inco Shares as a result of the proration mechanics described in the Offer to Purchase. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Inco Shares, the market values of the Inco Shares and the Falconbridge Shares at the time of the take-up of Falconbridge Shares under the Offer may vary significantly from the values at the date of this Offer and Circular or the date that Shareholders tender their Falconbridge Shares. Moreover, currency exchange rates may fluctuate and the prevailing Canadian dollar/ U.S. dollar exchange rate on the settlement date may be significantly different from the exchange rate on the date of this Offer and Circular or the date that non-Canadian Shareholders tender their Falconbridge Shares. These changes may significantly affect the value of the consideration received for tendered Falconbridge Shares by non-Canadian Shareholders or Shareholders who elect to receive cash payment in U.S. dollars.
The combination of Inco and Falconbridge may not be successfully completed without the possibility of shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction.
      In order for Inco to acquire all of the issued and outstanding Falconbridge Shares, it is likely to be necessary, following the completion of the Offer, for Inco to effect a Subsequent Acquisition Transaction. A Subsequent Acquisition Transaction may result in shareholders having the right to dissent and demand payment of the fair value of their Falconbridge Shares and/or Inco Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Falconbridge Shares and/or Inco Shares. There is no assurance that a Subsequent Acquisition Transaction can be completed without shareholders exercising dissent rights in respect of a substantial number of

Falconbridge Shares and/or Inco Shares, which could result in Inco being required to make a very substantial cash payment that could have a material adverse effect on Inco’s financial position and its liquidity.
Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Falconbridge Shares not deposited under the Offer will be reduced, which may affect the price of the Falconbridge Shares and the ability of a Shareholder to dispose of those Falconbridge Shares.
      If the Offer is successful, the liquidity and market value of the remaining Falconbridge Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Falconbridge Shares acquired pursuant to the Offer, following the completion of the Offer the Falconbridge Shares may no longer meet the TSX and/or NYSE requirements for continued listing. Moreover, to the extent permitted under applicable law and stock exchange regulations, Inco may seek to cause the delisting of the Falconbridge Shares on such exchanges.
      If the TSX and/or the NYSE were to delist the Falconbridge Shares, the market for the Falconbridge Shares could be adversely affected. Although it is possible that the Falconbridge Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges, or through the National Association of Securities Dealers, Inc. Automated Quotations System or by other sources, there can be no assurance that any such trading quotations will occur. In addition, the extent of the public market for the Falconbridge Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Falconbridge Shares remaining at such time, the interest in maintaining a market in the Falconbridge Shares on the part of securities firms and the possible termination of registration of the Falconbridge Shares under the Securities Exchange Act of 1934. If such registration is terminated, Falconbridge could cease filing periodic reports with the SEC, which could further impact the value of the Falconbridge Shares.
The Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions on Inco and Falconbridge that could result in an adverse effect on the business or financial condition of Inco.
      The Offer is conditional upon, among other things, Inco having obtained any approvals, consents and clearances required or deemed appropriate by Inco under applicable competition, merger control, antitrust or other similar laws. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of Inco.
      In connection with the Offer, as described under “Purpose of the Offer and Inco’s Plans for Falconbridge — Combined Operations of Inco and Falconbridge”, Inco is prepared, if required, to divest Falconbridge’s Nikkelverk refinery and certain related marketing organizations as a post-transaction event in order to obtain all the regulatory clearances required expeditiously. However, there can be no assurance that any such divestiture will be accepted by the relevant regulatory authorities with jurisdiction to review the transaction.
      Certain jurisdictions throughout the world could claim jurisdiction under their competition or antitrust laws in respect of acquisitions or mergers that have the potential to affect their domestic marketplace. Although Inco does not currently anticipate that there will be any investigations or proceedings in any jurisdiction that would have a material impact on the completion of the Offer or the operations of Inco, there can be no assurance that such investigations or proceedings, whether by governmental authorities or private parties, will not be initiated and, if initiated, will not have a material adverse impact on the completion of the Offer or the operations of Inco or Falconbridge.
Inco is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the Offer is successful, Inco may be exposed to increased environmental costs and liabilities given Falconbridge’s operations.
      Each of Inco and Falconbridge is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Currently, each of Inco and Falconbridge is involved in a number of compliance efforts and legal proceedings concerning environmental matters. Each of Inco and Falconbridge has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Inco and Falconbridge to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on Inco’s financial position and results of operations.
Inco may not realize the benefits of the combined company’s growth projects.
      As part of its strategy, Inco will continue its efforts to develop new nickel, copper and other projects and will have an expanded portfolio of such projects as a result of the combination with Falconbridge. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.
Inco may not meet key production and other cost estimates.
      A decrease in the amount of and a change in the timing of the production outlook for the metals Inco will be producing, in particular nickel and copper, will directly impact the amount and timing of Inco’s cash flow from operations. The actual impact of such a decrease on Inco’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels and may require additional borrowings to fund capital expenditures, including capital for Inco’s development projects, in the future. In addition, a number of these and other developments or events, including changes in credit terms, product mix, demand for Inco’s products and production disruptions, could make historic trends in Inco’s cash flows lose their predictive value.
      The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Inco’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, Inco’s current estimates. If actual results are less favorable than Inco currently estimates, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.
Inco may face construction risks and technological risks relating to its expanded portfolio of growth projects.
      The mine, processing plant and related infrastructure required for the development of a good portion of each growth project in Inco’s expanded profile of such projects have not yet been constructed and no commercial mining has commenced. While at least exploration and related studies with respect to some of the projects have been completed based on (i) significant surface exploratory drilling, (ii) extensive investigations of certain of the mineralization delineated to date, (iii) construction and mine plans and (iv) production and cost estimates, Inco is not currently in a position to predict with certainty when all of the required approvals would be in place for Inco to move forward with certain of these growth projects.
Inco may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.
      Inco must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Inco does not realize satisfactory prices for the nickel, copper and other metals that Inco produces, it could be required to raise very significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely effect Inco’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Inco might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Inco’s results of operation, cash flow from operations and financial condition.

      In addition, Inco’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Inco’s mining or processing operations could materially adversely affect Inco’s business, results of operations, financial condition and liquidity.
Inco may face increased risk associated with labour relations, including at its combined operations in Sudbury.
      There are currently different unions representing Inco’s and Falconbridge’s respective unionized workforces in Canada. This could create situations in terms of dealings and negotiations with such workforces that could create higher risks of disruptions than would not exist if there were only one union representing these separate workforces. There can be no assurance that Inco will be able to maintain positive relationships with its employees at operations in Canada, Indonesia or elsewhere or that new collective agreements will be entered into without work interruptions. Inco could also be adversely affected by labour disruptions involving third parties who may provide Inco with goods or services at its operations in Canada and elsewhere. Strikes and other labour disruptions at any of Inco’s operations or lengthy work interruptions at the combined company’s existing and future development projects could materially adversely affect the timing and completion and the cost of any such project, as well as Inco’s business, results of operations, financial condition and liquidity.
The issuance of a significant number of Inco Shares and a resulting “Market overhang” could adversely affect the market price of Inco Shares after the take up of Falconbridge Shares under the Offer.
      If all of the Falconbridge Shares are tendered to the Offer, a significant number of additional Inco Shares will be available for trading in the public market. The increase in the number of Inco Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Inco Shares. Moreover, in the event that any Shareholder holding a significant percentage of Falconbridge Shares tenders its Falconbridge Shares to the Offer in exchange for Inco Shares, such Shareholder will hold a significant percentage of Inco Shares after such take up. The potential that such a Shareholder may sell its Inco Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Inco Shares in the public market, could adversely affect the market price of the Inco Shares.
7.     Acquisition of Falconbridge Shares Not Deposited
      It is Inco’s intention that if it takes up and pays for Falconbridge Shares deposited under the Offer, it will enter into one or more transactions to enable Inco or an affiliate of Inco to acquire all Falconbridge Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.
Compulsory Acquisition
      If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the issued and outstanding Falconbridge Shares (on a fully-diluted basis) other than Falconbridge Shares held at the date of the Offer by or on behalf of Inco or an affiliate or associate of Inco (as defined in the OBCA), and Inco acquires such deposited Falconbridge Shares, then Inco intends to acquire the Falconbridge Shares not deposited under the Offer on the same terms as the Falconbridge Shares acquired under the Offer pursuant to either the provisions of section 188 of the OBCA (a “Compulsory Acquisition”) or pursuant to a Subsequent Acquisition Transaction.
      To exercise its statutory right of Compulsory Acquisition, Inco must give notice (the “Offeror’s Notice”) to each holder of Falconbridge Shares who did not accept the Offer (and each person who subsequently acquires any such Falconbridge Shares) (in each case, a “Dissenting Offeree”) of such proposed acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offeror’s Notice, Inco must pay or transfer to Falconbridge the consideration Inco would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates evidencing the Falconbridge Shares held by such Dissenting Offeree to Falconbridge and must elect either to transfer such Falconbridge Shares to Inco on the terms on which Inco acquired Falconbridge Shares under the Offer or to demand payment of the fair value of the Falconbridge Shares by so notifying Inco. If the Dissenting Offeree fails to notify Inco within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Falconbridge Shares to Inco on the same terms (including the offer price) that Inco acquired the Falconbridge Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Falconbridge Shares, Inco may apply to a court having jurisdiction to hear the application to fix the fair value of the Falconbridge Shares of that Dissenting Offeree. If Inco fails to apply to such court within 20 days after it made the payment or transferred the consideration to Falconbridge, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or Inco within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Falconbridge Shares to Inco on the same terms that Inco acquired Falconbridge Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Falconbridge Shares could be more or less than the amounts paid pursuant to the Offer.
      The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to Inco. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 188 of the OBCA. Shareholders should refer to section 188 of the OBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 188 of the OBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.
Subsequent Acquisition Transaction
      If the Minimum Tender Condition is satisfied and Inco takes up and pays for Falconbridge Shares validly deposited under the Offer and the foregoing statutory right of Compulsory Acquisition described above is not available for any reason or Inco determines not to exercise such right, Inco intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Falconbridge and Inco, or an affiliate of Inco, for the purpose of enabling Inco or an affiliate of Inco to acquire all Falconbridge Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, Falconbridge may continue as a separate subsidiary of Inco following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Falconbridge Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and Inco takes up and pays for the Falconbridge Shares deposited under the Offer, Inco should own sufficient Falconbridge Shares to effect a Subsequent Acquisition Transaction.
      Each type of Subsequent Acquisition Transaction described above would be a “business combination” under Rule 61-501 and a “going private transaction” under Policy Q-27. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with Rule 61-501 or a “going private transaction” carried out in accordance with Policy Q-27, the “related party transaction” provisions of Rule 61-501 and Policy Q-27 will not apply to such transaction. Inco intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of Rule 61-501 and Policy Q-27 will not apply to the “business combination” or the “going private transaction”.
      Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the Falconbridge Shares), and subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the Inco Shares) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, Inco intends to rely on an available exemption or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and the AMF, respectively, exempting Inco or Falconbridge or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 for certain business combinations, and Policy Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. Inco expects that these exemptions will be available.

      Depending on the nature of the Subsequent Acquisition Transaction, the provisions of the OBCA will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Falconbridge Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by “minority” holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than Inco and its directors and senior officers, any other person who is a “related party” of Inco within the meaning of Rule 61-501 and Policy Q-27, including, an affiliate or an insider of Inco, and any person acting jointly or in concert with any of the foregoing persons.
      However, Rule 61-501 and Policy Q-27 also provide that Inco may treat Falconbridge Shares acquired pursuant to the Offer as “minority” shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. Inco intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to Shareholders under the Offer, and Inco intends to cause Falconbridge Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.
      In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, Inco and its affiliates are the registered holders of 90% or more of the Falconbridge Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders.
      If Inco does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Inco will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Falconbridge Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Falconbridge, or taking no further action to acquire additional Falconbridge Shares. Any additional purchases of Falconbridge Shares could be at a price greater than, equal to or less than the price to be paid for Falconbridge Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Inco may sell or otherwise dispose of any or all Falconbridge Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Inco, which may vary from the terms and the price paid for Falconbridge Shares under the Offer.
      Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Falconbridge Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Falconbridge Shares. The fair value of Falconbridge Shares so determined could be more or less than the amount paid per Falconbridge Shares pursuant to the Subsequent Acquisition Transaction or the Offer.
      The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 21 of this Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of this Circular, “Certain U.S. Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.
8.     Judicial Developments
      Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving going private transactions. The current trend both in legislation and in Canadian jurisprudence is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure procedural and substantive fairness to minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

9.     Source of Funds
      Inco currently estimates that if it acquires all of the Falconbridge Shares pursuant to the Offer and is required to pay the maximum amount of cash payable under the Offer, the total cash required to purchase such Falconbridge Shares and pay related fees and expenses (including, depositary, solicitation, printing, financial, legal and accounting expenses) will be approximately $2,550 million.
      In connection with the cash payable as consideration under the Offer, Inco intends to finance the Offer through committed loan facilities to be provided by Morgan Stanley Senior Funding (Nova Scotia) Co., as lead arranger and joint book running manager, Royal Bank of Canada and RBC Capital Markets, as lead arranger and joint book running manager, Goldman Sachs Canada Credit Partners Co., as lead arranger and The Bank of Nova Scotia, as lead arranger, pursuant to the Commitment Letter. The proceeds to be made available in accordance with the Commitment Letter will be advanced directly to Inco for the purpose of financing the acquisition of the Falconbridge Shares pursuant to the Offer.
      The committed loan facilities include a bridge loan facility which matures one year from the date of the final drawdown under the bridge loan facility. The principal amount of the bridge loan facility is repayable in one payment on the maturity date but may also be prepaid prior to maturity at the option of Inco. Certain mandatory prepayments may also be required during the term out of net proceeds, if any, received from disposition of certain assets, certain public or private issuances of debt and certain insurance proceeds. Inco intends to repay the bridge loan facility with the proceeds of public and/or private debt offerings.
      The committed loan facilities also include a term loan facility which matures on the date that is five years plus one day next following the date of the final drawdown under the term loan facility. The principal amount of the term loan facility is repayable in one payment on the maturity date but may also be prepaid prior to maturity at the option of Inco. Certain mandatory prepayments may also be required during the term out of certain net proceeds, if any, received from the divestiture of the Nikkelverk refinery in Norway, certain public or private issuances of debt related to the Nikkelverk refinery in Norway and certain insurance proceeds. Inco intends to repay the term loan facility through various means, including, but not limited to, internally generated cash, public and/or private debt offerings and the sale of assets.
      The loan facilities bear interest and are subject to fees at levels customary for credit facilities of this type and will include covenants, representations, warranties, conditions and events of default consistent with the terms of Inco’s existing credit facilities or otherwise customary for loan facilities of this type. The first advance of the loan facilities is available from the commencement date of the Offer until April 8, 2006. Subsequent advances are permitted within 140 days following the first advance. Inco is required to obtain the prior consent of the majority lenders under the loan facilities prior to amending, waiving or making determinations under certain conditions of the Offer.
10.     Ownership of and Trading in Securities
      No securities of Falconbridge, other than 3,000 Falconbridge Shares held by David O’Brien, a director of Inco, and 277 Falconbridge Shares held, directly or indirectly, by Edward Bassett, a senior officer of Inco, and his wife, are beneficially owned, directly or indirectly, nor is control or direction exercised over any securities of Falconbridge, by Inco or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by (a) any associate of a director or senior officer of Inco, (b) any person holding more than 10% of any class of Inco’s equity securities, or (c) any person or company acting jointly or in concert with Inco.
      Neither Inco, nor to the knowledge of the directors and senior officers of Inco after reasonable inquiry, any of the persons referred to above has traded in any securities of Falconbridge during the 12 months preceding the date of the Offer and Circular except for David O’Brien who sold 4,230 common shares of Old Falconbridge in April 2005 at a price of Cdn.$42.21.
      As of October 21, 2005, the partners and associates of Osler, Hoskin & Harcourt LLP, Canadian counsel to Inco, respectively, beneficially owned, directly or indirectly, less than 1% of the outstanding Inco Shares and less than 1% of the outstanding Falconbridge Shares.
11.     Previous Distributions of Falconbridge Shares
      The following is based on publicly available information disclosed by Old Falconbridge, Noranda and Falconbridge. In December 2002, Old Falconbridge issued, by way of private placement, 583,386 flow through common shares for Cdn.$20.75 per share for total proceeds of Cdn.$12.1 million in order to fund Canadian exploration expenditures. On August 12, 2003, Noranda completed a public issue of 48,520,000 common shares for Cdn.$12.65 per share for total proceeds of Cdn.$601 million. On May 6, 2005, Noranda completed its take-over bid, previously made on March 24, 2005, under which it acquired 58,476,589 Old Falconbridge common shares. Each such common share was exchanged for 1.77 Noranda common shares. Noranda also issued common shares from time to time pursuant to a dividend reinvestment plan. On June 30, 2005, Noranda and Old Falconbridge amalgamated to continue as one corporation named “Falconbridge Limited”. Pursuant to that amalgamation, each common share of Noranda was converted into one Falconbridge Share and each common share of Old Falconbridge was converted into 1.77 Falconbridge Shares.
12.     Previous Purchases and Sales
      Based on publicly available information, on April 29, 2005, Noranda completed its issuer bid (the “Noranda Issuer Bid”), previously made on March 24, 2005, under which it acquired 63,377,140 of its common shares. Each Noranda common share was exchanged for 0.316 Junior Preference Shares, Series 1, 0.316 Junior Preference Shares, Series 2 and 0.158 Junior Preference Shares, Series 3, representing a value of $19.72 per Noranda common share exchanged. Based on publicly available information, the Noranda Issuer Bid was effected together with Noranda’s take-over bid for Falconbridge also dated March 24, 2005 in connection with the combination of Noranda and Old Falconbridge proposed to be effected at that time.
13.     Falconbridge Dividends
      The following table shows the dividends paid on shares of Old Falconbridge, Noranda and Falconbridge over the past two years:

		Amount
		in 2005		Amount in		Amount in
Class of Shares	Dividend Frequency	(to Oct. 20)(1)		2004		2003

Falconbridge Shares	Quarterly	Cdn.$	0.12		—		—

Common Shares of Noranda	Quarterly	Cdn.$	0.24	Cdn.$	0.48	Cdn.$	0.64

Common Shares of Old Falconbridge	Quarterly	Cdn.$	0.20	Cdn.$	0.40	Cdn.$	0.40

Preferred Shares, Series 1 (2)	Quarterly, payable on the first day of June, September, December and March in each year at a rate of Cdn.$0.02 per quarter	Cdn.$	0.06	Cdn.$	0.08	Cdn.$	0.08

Preferred Shares, Series 2(2)	Monthly, floating adjustable cumulative preferential cash dividends	Cdn.$	0.72	Cdn.$	1.03	Cdn.$	1.47

Preferred Shares, Series 3 (2)	Quarterly, fixed cumulative preferred cash dividends (fixed every five years)	Cdn.$	0.86	Cdn.$	0.86		—

Preferred Shares, Series F(3)	Monthly, floating adjustable cumulative preferred cash dividends	Cdn.$	0.85	Cdn.$	0.99	Cdn.$	1.17

Preferred Shares, Series G (3)	Quarterly, fixed cumulative preferred cash dividends (fixed every five years)	Cdn.$	1.14	Cdn.$	1.53	Cdn.$	1.53

Preferred Shares,Series H(3)	Cdn.$1.625 per annum, accruing daily from the date of issue payable quarterly, in equal instalments of Cdn.$0.40625 per share, on the last day of March, June, September and December in each year	Cdn.$	1.22	Cdn.$	1.63	Cdn.$	1.25

		Amount
		in 2005	Amount in	Amount in
Class of Shares	Dividend Frequency	(to Oct. 20)(1)	2004	2003

Junior Preference Shares, Series 1(3)	Quarterly, $1.50 per annum	$0.61	—	—

Junior Preference Shares, Series 2(3)	Quarterly, $1.5625 per annum	$0.63	—	—

Junior Preference Shares, Series 3(3)	Quarterly, $1.625 per annum	$0.66	—	—

(1)	All amounts are rounded to the nearest cent.

(2)	Prior to June 30, 2005, the dividends on the Preferred Shares, Series 1, 2 and 3, were paid by Old Falconbridge.

(3)	Prior to June 30, 2005, the dividends on the Preferred Shares, Series F, G and H, and on the Junior Preference Shares, Series 1, 2 and 3 were paid by Noranda.
     Under the terms of the Preferred Shares and Junior Preference Shares of Falconbridge, there are restrictions on the payment of dividends on Falconbridge Shares in certain circumstances. During the term of the Support Agreement, Falconbridge has agreed not to declare, set aside or pay any dividends on its outstanding shares, including Falconbridge Shares, other than the declaration and payment of regular dividends (meaning current cash dividends at the levels required to be paid in accordance with Falconbridge’s currently outstanding preferred and preference shares, and quarterly cash dividends on its Falconbridge Shares in accordance with Falconbridge’s current dividend policy). Following the completion of the Offer, the Board of Directors of Inco intends to review its dividend policy and to continue a sustainable dividend consistent with the capital and growth requirements of Inco.
14.     Commitments to Acquire Falconbridge Shares
      Neither Inco nor any of the directors or senior officers of Inco, nor, to the knowledge of the directors and senior officers of Inco after reasonable enquiry, any associate of any director or senior officer of Inco, any person or company holding more than 10% of any class of equity securities of Inco or any person acting jointly or in concert with Inco has entered into any commitments to acquire any securities of Falconbridge.
15.     Benefits from the Offer
      No person named under Section 10 of this Circular, “Ownership of and Trading in Securities”, will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.
16.     Arrangements, Agreements or Understandings
      Other than as described above under the headings “Support Agreement” and “Purpose of the Offer and Plans for Falconbridge,” there are no arrangements or agreements made or proposed to be made between Inco and any of the directors or senior officers of Falconbridge and no payments or other benefits are proposed to be made or given by Inco by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between Inco and any securityholder of Falconbridge with respect to the Offer or between Inco and any person or company with respect to any securities of Falconbridge in relation to the Offer.
17.     Material Changes and Other Information
      Except as disclosed elsewhere in this Circular, Inco has no information which indicates any material change in the affairs of Falconbridge since the date of the last published financial statements of Falconbridge, and Inco has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.
18.     Stock Exchange Listing Applications
      The TSX has conditionally approved the listing of the Inco Shares to be issued in connection with the Offer, subject to standard terms and conditions. Inco will be applying to list such Inco Shares on the NYSE.

19.     Effect of the Offer on the Market for and Listing of Falconbridge Shares
      The purchase of Falconbridge Shares by Inco pursuant to the Offer will reduce the number of Falconbridge Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Falconbridge Shares acquired by Inco, could materially adversely affect the liquidity and market value of any remaining Falconbridge Shares held by the public.
      The rules and regulations of the TSX and the NYSE establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Falconbridge Shares from the TSX and the NYSE. Among such criteria is the number of Shareholders, the number of Falconbridge Shares publicly held and the aggregate market value of the Falconbridge Shares publicly held. Depending on the number of Falconbridge Shares purchased under the Offer, it is possible that the Falconbridge Shares would fail to meet the criteria for continued listing on the TSX and the NYSE. If this were to happen, the Falconbridge Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Falconbridge Shares. If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, Inco intends to apply to delist the Falconbridge Shares from the TSX and the NYSE. If the Falconbridge Shares are delisted from the TSX and the NYSE, the extent of the public market for the Falconbridge Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Falconbridge Shares publicly held and the aggregate market value of the Falconbridge Shares remaining at such time, the interest in maintaining a market in Falconbridge Shares on the part of securities firms, whether Falconbridge remains subject to public reporting requirements in Canada and the United States and other factors.
      After the purchase of the Falconbridge Shares under the Offer, Falconbridge may cease to be subject to the public reporting and proxy solicitation requirements of the OBCA and the securities laws of Canada. Falconbridge will continue, however, to have reporting obligations under the securities laws of Canada for so long as its public debt or preferred shares or junior preference shares remain outstanding.
20.     Regulatory Matters
      Inco’s obligation to take up and pay for Falconbridge Shares tendered under the Offer is conditional upon all regulatory approvals having been obtained on terms satisfactory to Inco, acting reasonably.
      The distribution of the Inco Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Inco Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.
      A Registration Statement on Form F-8 has been filed with the SEC registering the issuance of the Inco Shares offered to U.S. Shareholders of Falconbridge pursuant to the Offer as required by the U.S. Securities Act. The resale of the Inco Shares by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of Inco is not required to be registered in the United States. However, Inco Shares acquired by affiliates of Inco may be resold only in a transaction registered under the U.S. Securities Act or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act. In general, an affiliate of Inco is an officer or director of Inco, a shareholder who beneficially owns more than 10% of the outstanding Inco Shares or other individuals or entities that, directly or indirectly through one or more intermediaries, control, or are controlled by or are under common control with Inco.
      This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.
      The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively.
Competition Act
      The Competition Act requires a pre-merger notification to the Commissioner for transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold.
      Specifically, in the case of voting share acquisition transactions pre-merger notification is required where (a) the parties and their affiliates, in the aggregate, have assets in Canada, or gross annual revenues from sales in, from or into

Canada, in excess of Cdn.$400 million and (b) the corporation the shares of which are being acquired carries on an operating business in Canada, of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds Cdn.$50 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation (or more than 50% if the acquiror(s) already hold(s) 20% or more).
      If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. Inco may choose to file either a short-form (generally, with a 14-day waiting period) or a long-form (generally, with a 42-day waiting period). The Commissioner’s review of a transaction, and communication of her intention as to whether or not to oppose a transaction, may take longer than the statutory waiting period.
      Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a “merger” (as defined in the Competition Act), and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. The Competition Tribunal may also issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act in connection with the merger and that, in her opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner is unable to complete her inquiry because of circumstances beyond her control.
      The purchase of Falconbridge Shares pursuant to the Offer requires pre-merger notification to the Commissioner and Inco’s acquisition of control of Falconbridge would be a “merger” for the purposes of the merger provisions of the Competition Act. Inco does not currently intend to take up and pay for Falconbridge Shares pursuant to the Offer unless Inco has obtained, on terms acceptable to Inco, all approvals, consents and clearances required or deemed appropriate by Inco in respect of the purchase of the Falconbridge Shares under: (i) the Competition Act; (ii) the HSR Act; (iii) the EC Merger Regulation; and (iv) any other applicable competition, merger control, antitrust or other similar law or regulation.
HSR Act
      Under the HSR Act, Inco and Falconbridge are required to file pre-merger notifications and reports under the HSR Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. No filing is required for transactions that fail to meet the $53.1 million size-of-transaction test, regardless of whether the size-of-persons test is met. A pre-merger notification is required in one of the following three circumstances: (1) the transaction is valued at more than $53.1 million, but no more than $200 million, only if the size-of-persons test (the ultimate parent entity on one side has either worldwide sales or assets of $100 million or more and the ultimate parent entity on the other side has either worldwide sales or assets of $10 million or more) is met; (2) the transaction is valued at more than $200 million regardless of whether the size-of-persons test is met; (3) an acquisition of voting securities that results in the acquiring person holding 25% or more of the outstanding voting securities of an issuer if the value of the total amount of the issuer’s voting securities held by the acquiring person after the acquisition exceeds $1 billion.
      The initial waiting period is 30 days after both parties have filed the notification forms, but this period may be extended if the reviewing agency issues a formal request for additional information and documentary material, referred to as a second request. If the reviewing agency issues a second request, the parties may not complete the merger until 30 days after both parties substantially comply with the second request, unless the waiting period is terminated earlier or extended with the parties’ consent. The reviewing agency may terminate the first or second waiting period at any time prior to its expiration if the agency determines that it will not take any further action within the waiting period regarding the transaction.
      At any time before or after the completion of the merger, the Antitrust Division, the Federal Trade Commission, or a state attorney general could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, to rescind the merger, or to conditionally approve the merger upon the divestiture of particular assets. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. As in every transaction, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.
      Completion of the merger is conditioned upon termination or expiration of any waiting period applicable to the merger under the HSR Act and the receipt of any consents and filing required prior to the closing of the merger under any antitrust law, the absence of which would reasonably be expected to have a material adverse effect on the parties or result in a criminal violation.
EC Merger Regulation
      The EC Merger Regulation imposes a pre-merger notification requirement on all transactions that qualify as concentrations and meet one of two specified financial thresholds, namely: (A) (i) the combined worldwide turnover of all “undertakings concerned” by the transaction exceeds Euro(€) 5 billion; and (ii) the European Community (“Community”)-wide turnover of each of at least two of the undertakings concerned exceeds €250 million; unless each of the undertakings concerned generates more than two thirds of its Community-wide turnover within the same Community member state or (B) (i) the combined worldwide turnover of all undertakings concerned exceeds €2.5 billion, (ii) the combined turnover of all undertakings concerned exceeds €100 million in each of at least three Community member states, (iii) each of at least two undertakings concerned generates more than €25 million turnover in each of at least three of the Community member states identified in step (ii); and (iv) each of at least two undertakings concerned generates more than €100 million turnover within the Community; unless each of the undertakings concerned generates more than two-thirds of its Community-wide turnover within the same Community member state.
      A transaction that meets either one of these thresholds must be notified to the EC before it is implemented and cannot be implemented until it has been cleared by the EC. Where the EC Merger Regulation applies, subject to limited exceptions, the EC has exclusive merger control jurisdiction over the transaction within the European Union.
      Likewise, where the EC Merger Regulation applies, subject to limited exceptions the states that are signatories to the European Economic Area (“EEA”) Agreement (Iceland, Liechtenstein and Norway, the “EFTA States”)) are not entitled to review the transaction under their respective domestic merger control rules. In certain circumstances where the transaction has effects within the EFTA States, the EC will exchange information and consult with the EFTA Surveillance Authority, a body established under the EEA Agreement.
      Following notification, by means of a “Form CO”, the EC has 25 working days in which to undertake its initial review of the transaction (generally known as a “phase I investigation”; that period may be increased to 35 working days if a EC member state’s competition authority requests jurisdiction over the transaction or the parties offer commitments). If, following its initial review, the EC has “serious doubts” as to whether the transaction threatens to “significantly impede effective competition”, it will initiate formal proceedings (generally known as a “phase II” investigation). Such proceedings last up to: (a) 90 working days from initiation of a phase II investigation, (b)105 working days from initiation of a phase II investigation, if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation, (c) within 110 working days from initiation of a phase II investigation, if (i) the EC agrees an extension of time with the parties, or (ii) the parties request an extension within the first 15 days from initiation of proceedings, or (d) 125 working days from initiation of a phase II investigation if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation and (i) the EC agrees an extension of time with the parties or (ii) the parties request an extension of time within 15 days from initiation of a phase II investigation.
      The time periods are exceptionally suspended where, owing to circumstances for which one of the parties involved in the transaction is responsible, the EC has to request information by decision or to order an on-site inspection.
      If, following a phase II investigation, the EC concludes that the transaction is likely significantly to impede effective competition, unless suitable remedies are offered by the parties, it will be blocked. Such decisions are appealable to the European Court of First Instance.
      The purchase of Falconbridge Shares pursuant to the Offer requires pre-merger notification to the EC as Inco’s proposed acquisition of control of Falconbridge satisfies the first jurisdictional threshold of the EC Merger Regulation (the conditions in (A) above).

21.	Certain Canadian Federal Income Tax Considerations
      In the opinion of Osler, Hoskin & Harcourt LLP, counsel to Inco, the following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Falconbridge Shares who sells Falconbridge Shares pursuant to this Offer or otherwise disposes of Falconbridge Shares pursuant to certain transactions described in Section 7 of this Circular, “Acquisition of Falconbridge Shares Not Deposited”, and who, at all relevant times, for purposes of the application of the Tax Act, (1) deals at arm’s length with Inco; (2) is not affiliated with Inco; and (3) holds the Falconbridge Shares as capital property (a “Holder”). Generally, the Falconbridge Shares will be capital property to a Holder provided the Holder does not hold those Falconbridge Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary does not address all issues relevant to shareholders who acquired their Falconbridge Shares on the exercise of an employee stock option. Such shareholders should consult their own tax advisors.
      This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel’s understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.
      This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.
Holders Resident in Canada
      This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders, whose Falconbridge Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the Falconbridge Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This portion of the summary is not applicable to a shareholder that is a “specified financial institution” or to a shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act, or, for purposes of certain rules applicable to securities held by financial institutions (referred to as the “mark-to-market” rules), a “financial institution”, as defined in the Tax Act. Such shareholders should consult their own tax advisors.
Sale Pursuant to the Offer
Exchange of Falconbridge Shares for Cash Only
      A Resident Holder who elects the Cash Alternative, whose Falconbridge Shares are taken up and paid for under the Offer and who receives cash only will realize a capital gain (or capital loss) to the extent that the proceeds received for such Falconbridge Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such Falconbridge Shares. The general tax treatment of capital gains and losses is discussed below under the heading “Taxation of Capital Gains and Losses”. To the extent that such a holder receives Inco Shares as a result of proration, see “Exchange of Falconbridge Shares for Cash and Inco Shares” below.
Exchange of Falconbridge Shares for Cash and Inco Shares
No Tax-Deferred Rollover Under the Tax Act
      Subject to the availability of the joint election referred to below, a Resident Holder who elects the Share Alternative or who disposes of Falconbridge Shares pursuant to the Cash Alternative but who receives Inco Shares as a result of proration will be considered to have disposed of the holder’s Falconbridge Shares for proceeds of disposition equal to the sum of (i) any cash received by such Resident Holder, including any cash received in lieu of a fractional share, and (ii) the fair market value as at the time of acquisition of any Inco Shares acquired by such Resident Holder on the exchange. As a result, the Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Falconbridge Shares. The cost to a Resident Holder of any Inco Shares acquired on the exchange will be equal to the fair market value of those shares as at the time of acquisition, and in determining the adjusted cost base of such shares the cost of such Inco Shares will be averaged with the adjusted cost base to that holder of any other Inco Shares held by the holder at the time as capital property. Special rules not discussed here may apply to a holder which held (or is deemed to have held) Inco Shares since December 22, 1971. Such holders should consult their own advisers. The general tax treatment of capital gains and losses is discussed below under the heading “Taxation of Capital Gains and Losses”.
Tax-Deferred Rollover Under the Tax Act
      A Resident Holder who elects the Share Alternative or who disposes of Falconbridge Shares pursuant to the Cash Alternative but who receives Inco Shares as a result of proration and who is not a tax-exempt for purposes of Part I of the Tax Act (an “Eligible Holder”) who receives Inco Shares may make a joint election with Inco pursuant to section 85 of the Tax Act and thereby obtain a full or partial tax-deferred “rollover” for Canadian income tax purposes, depending on the “Elected Amount” (as defined below) and the adjusted cost base to the holder of the Falconbridge Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to an Eligible Holder of the holder’s Falconbridge Shares equals or exceeds the amount of any cash received on the exchange by such holder, the Eligible Holder may select an “Elected Amount” so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” means the amount selected by an Eligible Holder, subject to the limitations described below in the election made pursuant to section 85 of the Tax Act to be treated as the proceeds of disposition of Falconbridge Shares.
      In general, the Elected Amount must comply with the following rules:

(a)	the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange;

(b)	the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Falconbridge Shares exchanged, determined immediately before the time of the exchange, and the fair market value of Falconbridge Shares at the time; and

(c)	the Elected Amount may not exceed the fair market value of the Falconbridge Shares at the time of the exchange.
      Where an Eligible Holder and Inco make an election, the tax treatment to the Eligible Holder generally will be as follows:

(a)	the Falconbridge Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

(b)	if such proceeds of disposition of the Falconbridge Shares are equal to the aggregate of the adjusted cost base to the Eligible Holder of the Falconbridge Shares, determined immediately before the exchange and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c)	to the extent that such proceeds of disposition of the Falconbridge Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d)	the aggregate cost to the Eligible Holder of the Inco Shares acquired on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the amount of cash received by the Eligible Holder and the adjusted cost base of such shares will generally be determined by averaging the cost of such Inco Shares with the adjusted cost base of any other Inco Shares held by that holder at that time as capital property. Special rules not discussed here may apply to an Eligible Holder which held (or is deemed to have held) Inco Shares since December 22, 1971. Any such holders should consult their own tax advisers.
      A tax instruction letter providing instructions on how to complete the section 85 election forms, and relevant election forms, may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal in accordance with the procedures set out in Section 3 of the Offer to Purchase, “Manner of Acceptance”.
      An Eligible Holder interested in making an election, including an Eligible Holder who elects the Cash Alternative but who would want to make the election if such Eligible Holder receives Shares as a result of the proration provisions of the Offer, should indicate that intention in the Letter of Transmittal in the space provided therein and a tax instruction letter, together with the relevant tax election forms, will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offer consideration to which the Eligible Holder is entitled. Eligible Holders should note that, because of the proration provisions of the Offer, an Eligible Holder who elects the Share Alternative may receive more cash than $0.05 per Falconbridge Share. Depending on the particular circumstances, the receipt of this cash could give rise to a capital gain.
      In order to make an election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time duly completed with the details of the number of Falconbridge Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), one copy of the form will be returned to the particular holder, signed by Inco, for filing by the holder with the CRA (or the applicable provincial tax authority).
      Inco will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Inco will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Inco agrees only to execute any properly completed election and to forward such election by mail (within 90 days after the receipt thereof) to the Eligible Holder. With the exception of execution of the election by Inco, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither Inco nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).
      In order for the CRA (and where applicable the Ministère du Revenu du Québéc) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Inco or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Inco’s 2005 taxation year is scheduled to end December 31, 2005, although Inco’s taxation year could end earlier as a result of an event such as an amalgamation. Eligible Holders are urged to consult their own advisers as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, the tax election forms of an Eligible Holder must be received in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time. Because Inco has agreed to execute and return the election to the Eligible Holder within 90 days of its receipt in accordance with the procedures set out in the tax instruction letter, to avoid late filing penalties certain Eligible Holders may be required to forward their tax election forms to Inco before 90 days from the Expiry Time.
      Any Eligible Holder who does not ensure that a duly completed election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time will not be able to benefit from the rollover provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with Inco should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisers. An Eligible Holder who does not make a valid election under section 85 of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Losses
      Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.
      The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Falconbridge Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Falconbridge Share (or a share that such Falconbridge Share is deemed to be the same as) to the extent and under the circumstances prescribed by rules in the Tax Act. Similar rules may apply where a Falconbridge Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors regarding these rules.
      A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Falconbridge Shares (but not dividends or deemed dividends that are deductible in computing taxable income).
Compulsory Acquisition of Falconbridge Shares
      As described under Section 7 of this Circular, “Acquisition of Falconbridge Shares Not Deposited — Compulsory Acquisition”, Inco may, in certain circumstances, acquire Falconbridge Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA. The tax consequences to a Resident Holder of a disposition of Falconbridge Shares in such circumstances will generally be as described above under “Sale Pursuant to the Offer”. Resident Holders whose Falconbridge Shares may be so acquired should consult their own tax advisors.
Subsequent Acquisition Transaction
      As described under Section 7 of this Circular, “Acquisition of Falconbridge Shares Not Deposited — Subsequent Acquisition Transaction”, if Inco does not acquire all of the Falconbridge Shares pursuant to the Offer or by means of a Compulsory Acquisition, Inco may propose other means of acquiring the remaining issued and outstanding Falconbridge Shares. As described under Section 7 of this Circular, “Acquisition of Falconbridge Shares Not Deposited — Subsequent Acquisition Transaction”, it is Inco’s current intention that the amount of consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Inco may propose an amalgamation, arrangement consolidation, capital reorganization, reclassification, continuance or other transaction. Depending upon the form of the Subsequent Acquisition Transaction, a Resident Holder may realize a capital gain or capital loss and/or be deemed to receive a dividend.
      Subject to the application of subsection 55(2) of the Tax Act, a Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Falconbridge Shares or any shares of a taxable Canadian corporation issued as consideration for the Falconbridge Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.
      Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Falconbridge Shares or any shares of a taxable Canadian corporation issued as consideration for the Falconbridge Shares for purposes of computing the Resident Holder’s capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.
      A “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3 % under Part IV of the Tax Act on dividends received (or deemed to be received) on the Falconbridge Shares or any shares of a taxable Canadian corporation issuable as consideration for the Falconbridge Shares to the extent such dividends are deductible in computing taxable income for the year.
      Resident Holders should consult their own tax advisers for advice with respect to the income tax consequences to them of having their Falconbridge Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Resident Holder.
Holders Not Resident in Canada
      This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Falconbridge Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.
Sale Pursuant to the Offer
      A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Falconbridge Shares, unless the Falconbridge Shares are “taxable Canadian property”, as defined in the Tax Act, to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
      Generally, the Falconbridge Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that (1) the Falconbridge Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (2) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Falconbridge at any time during the 60-month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Falconbridge Shares could be deemed to be taxable Canadian property.
Compulsory Acquisition
      Subject to the discussion below under “Delisting of Falconbridge Shares”, a Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Falconbridge Shares either pursuant to Inco’s statutory rights of purchase described in Section 7 of this Circular, “Acquisition of Falconbridge Shares Not Deposited — Compulsory Acquisition” or on an exercise of dissent rights in respect thereof unless the Falconbridge Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where interest is paid or credited to a Non-Resident Holder in connection with the exercise of dissent rights under a Compulsory Acquisition, such Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%.
Subsequent Acquisition Transaction
      As described in Section 7 of this Circular, “Acquisition of Falconbridge Shares Not Deposited — Subsequent Acquisition Transaction”, if Inco does not acquire all of the Falconbridge Shares pursuant to the Offer or by means of a Compulsory Acquisition, Inco may propose other means of acquiring the remaining issued and outstanding Falconbridge Shares. As described in Section 7 of this Circular, “Acquisition of Falconbridge Shares Not Deposited — Subsequent Acquisition Transaction”, it is Inco’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer.
      The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Holder may realize a capital gain or a capital loss and/or be deemed to receive a dividend, as discussed above under the heading “Holders Resident in Canada — Subsequent Acquisition Transaction”. Whether or not a Non-Resident Holder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Falconbridge Shares or any shares issued as consideration for the Falconbridge Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act or the Non-Resident Holder is entitled to relief under an applicable income tax convention and the circumstances at that time (see in particular the discussion below under “Delisting of Falconbridge Shares”). Dividends paid or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.
Delisting of Falconbridge Shares
      As noted in Section 19 of this Circular, “Effect of the Offer on the Market and Listing of Falconbridge Shares”, Falconbridge Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the Falconbridge Shares are not listed on a prescribed stock exchange at the time they are disposed of: (1) the Falconbridge Shares will be taxable Canadian property to the Non-Resident Holder; (2) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident; and (3) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder, in which case Inco will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Holder.
      Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Falconbridge Shares pursuant to the Offer.

22.	Procedure for Tax Election
      Inco will make a joint election with a Shareholder under subsection 85(1) or subsection 85(2) of the Tax Act (and, in either case, the corresponding provision of any applicable provincial income tax legislation) (a “Tax Election”) only if the Shareholder is an “Eligible Holder” at all relevant times and the Shareholder has properly completed and provided to Inco a package of documents described below (a “Tax Election Package”) in the manner and within the time set out below and the Shareholder receives Inco Shares in combination with cash upon a disposition of their Falconbridge Shares pursuant to the Offer. No Tax Election will be made with any Shareholder who is not an Eligible Holder. A Shareholder who completes the Tax Election Package and forwards such package to Inco will be considered to have represented to Inco that the Shareholder is an Eligible Holder.

23.	Certain U.S. Federal Income Tax Considerations
General
      The following is a general discussion of certain material United States federal income tax consequences to a U.S. Shareholder who disposes of Falconbridge Shares pursuant to the Offer or a Subsequent Acquisition Transaction. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
      This section does not apply to a U.S. Shareholder (as defined below) if the Shareholder is a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a financial institution,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10 per cent or more of Inco’s voting stock,

•	a person that holds common shares as part of a straddle or a hedging or conversion transaction,

•	a person whose functional currency is not the U.S. dollar, or

•	a person that does not own its stock as capital stock.
      For purposes of this discussion, a person or entity is a U.S. Shareholder if it is a beneficial owner of common shares and it is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States Person.
Consequences of the Offer
      If a U.S. Shareholder exchanges its Falconbridge Shares pursuant to the Offer or a Subsequent Acquisition Transaction, such U.S. Shareholder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between:

•	the sum of (A) the fair market value (determined in U.S. dollars on the date of the exchange) of any Inco Shares you receive and (B) the value (in U.S. dollars determined on the date of the exchange) of any U.S. or foreign currency received pursuant to the Offer; and

•	such U.S. Shareholder’s tax basis, determined in U.S. dollars, in its Falconbridge Shares, which is generally equal to the cost (in U.S. dollars) of the acquisition of the Falconbridge Shares.
      Gain or loss will be long-term capital gain or loss if, at the time of the exchange, a U.S. Shareholder’s holding period for its Falconbridge Shares exceeds one year. Currently, long-term capital gain of a non-corporate U.S. Shareholder is generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
      A U.S. Shareholder’s tax basis in Inco Shares received pursuant to the Offer will be the fair market value (in U.S. dollars) of those Inco Shares on the date the U.S. Shareholder receives them. A U.S. Shareholder’s holding period for Inco Shares received pursuant to the Offer will begin on the day after the U.S. Shareholder receives such shares.
      U.S. Shareholders that receive Canadian dollars upon the disposition of their Inco Shares pursuant to the Offer will have a tax basis in such Canadian dollars equal to their U.S. dollar value generally as determined above. In general, any gain or loss realized upon a subsequent disposition of the Canadian dollars (including upon an exchange for U.S. dollars) will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.
      In prior public filings, Falconbridge has stated that it reasonably believes that, in the past it should not have been, and it currently should not be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. If Falconbridge were to be treated as a PFIC, unless a U.S. Shareholder has elected to be taxed annually on a mark-to-market basis with respect to its Falconbridge Shares, gain recognized on the exchange of the U.S. Shareholder’s Falconbridge Shares would in general not be treated as capital gain. Instead, the U.S. Shareholder will be treated as if the U.S. Shareholder had realized such gain ratably over its holding period for the Falconbridge Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.
Certain Tax Consequences of Holding Inco Shares Received in the Offer
      A U.S. Shareholder will include in gross income the gross amount of any distribution paid (before reduction for Canadian withholding taxes) by Inco out of Inco’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as a dividend, taxable as ordinary income when a U.S. Shareholder actually or constructively receives the distribution. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of a dividend paid in foreign currency that a U.S. Shareholder must include in its income as a U.S. Shareholder will be the U.S. dollar value of the foreign currency payments made, determined at the spot conversion rate for that foreign currency on the date of the dividend distribution, and will be includible in the U.S. Shareholder’s income, regardless of whether that payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Shareholder includes the dividend payment in income to the date the U.S. Shareholder converts the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss on conversion of Canadian dollars to U.S. dollars generally will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of (and will reduce) a U.S. Shareholder’s tax basis in the common shares and thereafter as capital gain.
      If a U.S. Shareholder is a non-corporate U.S. Shareholder, dividends paid to such U.S. Shareholder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to such U.S. Shareholder at a maximum tax rate of 15% provided that the U.S. Shareholder holds the Inco Shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends Inco pays with respect to Inco Shares generally will be qualified dividend income. If Inco were a passive foreign investment company (“PFIC”) (see discussion below), the non-corporate U.S. Shareholder would be ineligible for the 15% rate on dividend distributions.
      Subject to certain limitations and the provisions of the next paragraph, the Canadian tax withheld and paid over to Canada will be creditable against a U.S. Shareholder’s U.S. federal income tax liability. For U.S. foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”) and dividends paid in taxable years beginning after December 31, 2006 will, depending on the U.S. Shareholder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. Shareholder.
      It is possible that, on the date a dividend is paid, Inco will be at least 50 per cent owned by U.S. persons. Under Section 904(h) of the Code, dividends paid by a foreign corporation that is at least 50 per cent owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for U.S. foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of the dividends paid by Inco as U.S. source income.
      As a general matter, distributions of additional Inco Shares to the U.S. Shareholder with respect to such U.S. Shareholder’s Inco Shares that are made as part of a pro rata distribution to all of Inco’s shareholders generally will not be subject to U.S. federal income tax.
      Upon a taxable sale or exchange of Inco Shares, a U.S. Shareholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized determined by reference to the exchange rate in effect on the date of the sale or exchange, or, if the Inco Shares are traded on an established securities market and the U.S. Shareholder is a cash basis taxpayer or an electing accrual basis taxpayer, the exchange rate in effect on the settlement date and the U.S. Shareholder’s adjusted tax basis (determined in U.S. dollars) in the Inco Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Shareholder’s holding period for Inco Shares exceeds one year and any such gain or loss will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes. Currently, long-term capital gain of a non-corporate U.S. Shareholder is generally taxed at a maximum rate of 15% which maximum rate is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009.
      U.S. Shareholders that receive Canadian dollars upon the disposition of their Inco Shares will have a tax basis in such Canadian dollars equal to their U.S. dollar value generally as determined above. In general, any gain or loss realized upon a subsequent disposition of the Canadian dollars (including upon an exchange for U.S. dollars) will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.
      The rules relating to the determination of the U.S. foreign tax credit are complex and any U.S. Shareholder should consult with its own tax advisors to determine whether and to what extent a credit would be available.

      Inco believes that it currently is not, and should not become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Inco were to be treated as a PFIC, unless a U.S. Shareholder had elected to be taxed annually on a mark-to-market basis with respect to any U.S. Shareholder Inco Shares, gain recognized on the sale or other disposition of any U.S. Shareholder Inco Shares and would in general not be treated as capital gain. Instead, such U.S. Shareholder will be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for the Inco Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.
Backup Withholding and Information Reporting
      If a U.S. Shareholder is a non-corporate U.S. Shareholder, information reporting requirements, on IRS Form 1099, generally will apply to its receipt of Inco Shares and any cash in exchange for its Falconbridge Shares effected at a U.S. office of a broker, dividend payments or other taxable distributions made to it on its Inco Shares within the United States, and the payment of the proceeds from the sale of its Inco Shares effected at a U.S. office of a broker.
      Additionally, backup withholding, at a 28% rate, will apply to such payments if such U.S. Shareholder is a non-corporate U.S. Shareholder that fails to provide an accurate taxpayer identification number, is notified by the IRS that it has failed to report all interest and dividends required to be shown on its federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.
      For a non-corporate U.S. holder, if the exchange of Falconbridge Shares for Inco Shares or cash, or a sale of Inco Shares, is effected at a foreign office of a broker, such exchange or sale will be subject to information reporting if the broker is (i) a United States person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or (iv) a foreign partnership, if at any time during its tax year (A) one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (B) such foreign partnership is engaged in the conduct of a United States trade or business. Backup withholding will apply if the exchange or sale is subject to information reporting and the broker has actual knowledge that a Shareholder is a United States person.
      The foregoing discussion of certain material United States federal income tax consequences is included for general information purposes only and is not intended to be, and should not be construed as, legal or tax advice to any Shareholder. We urge each Shareholder to consult its own tax advisor to determine the particular tax consequences to it (including the application of any state, local or foreign income and other tax laws) pursuant to the Offer or a Subsequent Acquisition Transaction or upon the exercise of appraisal rights. Additional information regarding the potential material United States federal income tax consequences of any Subsequent Acquisition Transaction or any divestiture of the Norway refinery described in Section 5 of the Circular, “Purpose of the Offer and Inco’s Plans for Falconbridge”, may be provided at a later time in filings required to be made, and/or documents required to be distributed, with respect to any such transaction or divestiture.
      THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. FEDERAL TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR BENEFICIAL OWNER OF FALCONBRIDGE SHARES OR INCO SHARES. EACH BENEFICIAL OWNER OF FALCONBRIDGE SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING FALCONBRIDGE SHARES FOR INCO SHARES PURSUANT TO THE OFFER OR ANY SUBSEQUENT ACQUISITION TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF THE INCO SHARES RECEIVED PURSUANT TO THE OFFER OR ANY SUBSEQUENT ACQUISITION TRANSACTION, INCLUDING THE EFFECTS OF APPLICABLE U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

24.	Depositary
      Inco has engaged CIBC Mellon Trust Company to act as Depositary for the receipt of certificates in respect of Falconbridge Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Falconbridge Shares purchased by Inco pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Inco for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Inco has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

25.	Dealer Manager and Soliciting Dealer Group
      Inco has engaged the services of RBC Dominion Securities Inc. as Dealer Manager in Canada to solicit acceptances of the Offer. Inco will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer.
      RBC Dominion Securities Inc. intends to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada and it will also solicit acceptances of the Offer in the United States through its United States registered broker dealer affiliate, RBC Capital Markets Corporation. Each member of the Soliciting Dealer Group, including the Dealer Managers, is referred to herein as a “Soliciting Dealer”. Inco has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Falconbridge Shares a fee of Cdn.$0.20 for each Falconbridge Share deposited and taken up by Inco under the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than Cdn.$100 and not more than Cdn.$1,500, provided that at least 250 Falconbridge Shares are deposited per beneficial Shareholder. Where Falconbridge Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. Inco may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to Inco at the time of deposit.
      Except as set forth above, Inco will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Falconbridge Shares pursuant to the Offer. No fee or commission will be payable by Shareholders who transmit their Falconbridge Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to the Offer.

26.	Information Agent
      Inco has retained MacKenzie Partners, Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Inco for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

27.	Legal Matters
      Inco is being advised in respect of certain matters concerning the Offer by, and the opinions contained under “Certain Canadian Federal Income Tax Consideration” have been provided by, Osler, Hoskin & Harcourt LLP, Canadian counsel to Inco. Inco is being advised in respect of certain matters concerning the Offer by Sullivan & Cromwell LLP, United States counsel to Inco.

28.	U.S. Exchange Act Requirements
      Inco and Falconbridge are subject to the information requirements of the U.S. Exchange Act and in accordance with the U.S. Exchange Act file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, both Inco and Falconbridge are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and their respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Both Inco’s and Falconbridge’s U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material Inco and Falconbridge file with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Inco and Falconbridge file or furnish electronically.

29.	Offeree’s Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

30.	Registration Statement Filed With the SEC
      A Registration Statement on Form F-8 under the U.S. Securities Act has been filed, which covers the Inco Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

31.	Directors’ Approval
      The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the Shareholders has been authorized, by the Board of Directors of Inco.

EXPERTS
      The consolidated financial statements of Inco incorporated into this document by reference to Inco’s Annual Report on Form 10-K for the year ending December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included in such Annual Report, have been audited by PricewaterhouseCoopers LLP (Toronto, Canada), independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Noranda as at December 31, 2004 and 2003 and for each of the years then ended and incorporated into this document by reference to Noranda’s filings with the securities regulatory authority in each of the provinces and territories of Canada and Noranda’s Annual Report on Form 20-F for the year ending December 31, 2004 and have been so incorporated in reliance on the report of Ernst & Young LLP (Toronto, Canada), independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The statements as to our reserves incorporated into this document by reference to Inco’s Annual Report on Form 10-K for the year ended December 31, 2004 have been incorporated by reference herein upon the authority, as experts, of Mr. Robert A. Horn, former Vice-President of Exploration, Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, Mr. Robert C. Osborne, Consulting Geologist, Laterites and Dr. Lawrence B. Cochrane, Director of Mines Exploration, in each case to the extent described in such Form 10-K.
Documents Filed as Part of the Registration Statement
      The following documents have been filed with the SEC as part of the Registration Statement on Form F-8:

•	the documents incorporated by reference under the heading, “Inco Limited — Documents Incorporated by Reference”;

•	the Soliciting Dealer Manager Agreement between the Offeror and RBC Dominion Securities Inc. dated October 20, 2005;

•	consent of Osler, Hoskin & Harcourt LLP;

•	consent of PricewaterhouseCoopers LLP;

•	consent of Ernst & Young LLP;

•	consent of Mr. S. Nicholas Sheard;

•	consent of Mr. Robert A. Horn;

•	consent of Dr. Olivier Tavchandjian;

•	consent of Mr. Robert C. Osborne;

•	consent of Dr. Lawrence B. Cochrane;

•	the Information Agent Agreement dated October 19, 2005 between the Offeror and MacKenzie Partners, Inc.;

•	powers of attorney authorizing certain signatories to execute the Form F-8.

CONSENT OF OSLER, HOSKIN & HARCOURT LLP
TO: THE DIRECTORS OF INCO LIMITED
      We hereby consent to the references to our name and to our opinion contained under the headings, “Legal Matters” and “Certain Canadian Federal Income Tax Considerations”, respectively, in the take-over bid circular accompanying the offer to purchase dated October 24, 2005 made by Inco Limited to shareholders of Falconbridge Limited.

(Signed) Osler, Hoskin & Harcourt llp
Toronto, Ontario
October 24, 2005

AUDITORS’ CONSENT
      We have read the Circular of Inco Limited furnished with Inco Limited’s offer dated October 24, 2005 to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Inco Limited on the audited consolidated financial statements of Inco Limited as at December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as at December 31, 2004. Our report is dated February 14, 2005.
      We also consent to the use in the above-mentioned Circular of our report dated October 24, 2005 to the Board of Directors of Inco Limited on the pro forma consolidated balance sheet as at June 30, 2005 and the six months then ended and for the year ended December 31, 2004.

Toronto, Ontario	(Signed) PricewaterhouseCoopers llp

October 24, 2005	Chartered Accountants

AUDITORS’ CONSENT
      We have read the circular of Inco Limited related to Inco Limited’s offer dated October 24, 2005 to purchase all of the issued and outstanding common shares of Falconbridge Limited (formerly Noranda Inc.) (the “Company”). We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of income (loss), retained earnings (deficit) and cash flows for the years then ended. Our report is dated February 3, 2005.

Toronto, Canada	(Signed) Ernst & Young llp

October 24, 2005	Chartered Accountants

CERTIFICATE
      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.
Dated: October 24, 2005.

By: (Signed) Scott M. Hand Chairman and Chief Executive Officer	By: (Signed) Farokh S. Hakimi Executive Vice President and Chief Financial Officer

By: (Signed) Chaviva Hosek Director	By: (Signed) Janice K. Henry Director

NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.

October 24, 2005
COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
To the Board of Directors of Inco Limited
      We have read the accompanying unaudited pro forma consolidated balance sheet of Inco Limited (the “Company”) as at June 30, 2005 and unaudited pro forma consolidated statements of earnings for the six months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Inco” to the unaudited consolidated financial statements of the Company as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2004, respectively, and found them to be in agreement after considering the adjustments required for the change in accounting policy as described in note 2.

2.	Compared the figures in the columns captioned “Falconbridge” to the unaudited consolidated financial statements of Falconbridge Limited as at June 30, 2005 and for the six months then ended and the audited consolidated financial statements of Noranda Inc. for the year ended December 31, 2004, respectively, and found them to be in agreement after considering the adjustments required for the change in accounting policy as described in note 2.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
           The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Inco” and “Falconbridge” as at June 30, 2005 and for the six months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned “Pro forma Inco” to be arithmetically correct.
      A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
Chartered Accountants
Toronto, Ontario

      The following selected unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the Offer had been completed during the periods presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities. The pro forma consolidated financial information does not reflect any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition.
INCO LIMITED
PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2005
(unaudited)
(millions of US dollars)

			Pro Forma
			Adjustments	Pro Forma
	Inco	Falconbridge	(Note 3(a))	Inco

ASSETS
Current assets
Cash and cash equivalents(1)	$1,173	$1,517	$21	$2,711
Accounts receivable	556	980	27	1,563
Inventories	901	1,505	238	2,644
Other	114	—	—	114

Total current assets	2,744	4,002	286	7,032
Property, plant and equipment and other non-current assets	8,547	8,513	9,178	26,238

Total assets	$11,291	$12,515	$9,464	$33,270

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Long-term debt due within one year(1)	$113	$1,003	$1,128	$2,244
Other current liabilities	1,027	1,205	—	2,232

Total current liabilities	1,140	2,208	1,128	4,476
Other liabilities
Long-term debt(2)	1,727	3,897	1,498	7,122
Deferred income and mining taxes	1,867	1,087	1,843	4,797
Other long-term liabilities	932	703	598	2,233

Total liabilities	5,666	7,895	5,067	18,628

Minority interest	750	49	326	1,125

Shareholders’ equity
Convertible debt	418	—	—	418

Common shareholders’ equity
Common shares issued and outstanding	2,920	4,203	4,404	11,527
Preferred shares	—	326	(326)	—
Warrants	62	—	—	62
Contributed surplus	576	53	(18)	611
Retained earnings	899	(255)	255	899
Currency translation account	—	244	(244)	—

	4,457	4,571	4,071	13,099

Total shareholders’ equity	4,875	4,571	4,071	13,517

Total liabilities and shareholders’ equity	$11,291	$12,515	$9,464	$33,270

(1)	These balances do not reflect Falconbridge’s debt repayment of approximately $980 million of long-term debt due within one year in the third quarter of 2005.

(2)	Included in long-term debt are $750 million of junior preference shares intended to be refinanced subsequent to the acquisition of control of Falconbridge by Inco.

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Six months ended June 30, 2005
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$2,315	$4,100	$—		$6,415
Other income, net	3	—	—		3

	2,318	4,100	—		6,418

Cost and operating expenses (income)
Cost of sales and other operating expenses, excluding depreciation, depletion and amortization	1,219	2,916	(45)	b, c, f	4,090
Depreciation, depletion and amortization	125	265	98	d	488
Selling, general and administrative	92	36	9	e	137
Research, development and exploration	34	27	—		61
Currency translation adjustment	(4)	—	—		(4)
Interest expense	12	76	62	g	150
Asset impairment charge	25	—	—		25

	1,503	3,320	124		4,947

Earnings before income and mining taxes and minority interest	815	780	(124)		1,471
Income and mining taxes	248	253	(32)	i	469

Earnings before minority interest	567	527	(92)		1,002
Minority interest	39	149	(133)	h	55

Net earnings	528	378	41		947
Dividends on preferred shares	—	7	(7)	j	—

Net earnings applicable to common shares	$528	$371	$48		$947

Net earnings per common share
Basic	$2.80				$2.46
Diluted	$2.41				$2.28

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31, 2004
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$4,278	$6,978	$—		$11,256
Other income, net	48	—	—		48

	4,326	6,978	—		11,304

Cost and operating expenses (income)
Cost of sales and other operating expenses, excluding depreciation, depletion and amortization	2,348	5,099	(56)	b, c, f	7,391
Depreciation, depletion and amortization	248	499	205	d	952
Selling, general and administrative	192	66	18	e	276
Research, development and exploration	61	47	—		108
Currency translation adjustment	85	—	—		85
Interest expense	36	122	124	g	282
Asset impairment charge/(gain) on settlement	201	(33)	—		168
Goro project suspension costs, net	(1)	—	—		(1)

	3,170	5,800	291		9,261

Earnings before income and mining taxes and minority interest	1,156	1,178	(291)		2,043
Income and mining taxes	425	333	(78)	i	680

Earnings before minority interest	731	845	(213)		1,363
Minority interest	126	297	(254)	h	169

Net earnings	605	548	41		1,194
Dividends on preferred shares	—	20	(20)	j	—

Net earnings applicable to common shares	$605	$528	$61		$1,194

Net earnings per common share
Basic	$3.23				$3.11
Diluted	$2.86				$3.00

INCO LIMITED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(millions of US dollars, except per share amounts)

1.	BASIS OF PRESENTATION
     The unaudited pro forma consolidated financial statements of Inco Limited (“Inco”) have been prepared in accordance with generally accepted accounting principles in Canada. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Inco as at and for the year ended December 31, 2004 and the unaudited interim consolidated financial statements of Inco as at and for the six months ended June 30, 2005, including the related notes thereto.
     The unaudited pro forma consolidated financial statements have been prepared assuming that the acquisition of Falconbridge Limited (“Falconbridge”) had been completed as of January 1, 2004 for the consolidated statements of earnings and as of June 30, 2005 for the consolidated balance sheet.
     These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transaction and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by Inco in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Inco for the year ended December 31, 2004 and the unaudited interim consolidated financial statements of Inco for the six months ended June 30, 2005.
     The 2004 consolidated statements of earnings have been restated to reflect the adoption of Canadian Institute of Chartered Accountants Section 3860, Financial Instruments — Disclosure and Presentation, on a retroactive basis. The revisions relate to the accounting for instruments for which the issuer has the right to settle in cash or its own shares. Consistent with this change, interest expense is recorded in lieu of accretion charges with respect to these convertible debt securities.

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS
     The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a) The acquisition is accounted for using the purchase method of accounting, whereby Falconbridge’s assets and liabilities are revalued to their fair value and its shareholders’ equity is eliminated. Inco’s assets and liabilities are not revalued. The pro forma adjustments reflect Inco’s acquisition of 100 per cent of Falconbridge’s net assets at their fair values as at June 30, 2005 and the accounting for Falconbridge as a wholly-owned subsidiary. Falconbridge’s interest in joint ventures in which it has joint control are reflected using the proportionate consolidation method.
          The determination of the purchase price, based on management’s preliminary estimate, is as follows:

Purchase Price

Consideration in Inco common shares	$8,607
Consideration in Inco options issued	35
Cash	2,438
Transaction costs	75

Total	$11,155

          The purchase price was calculated using a price of $43.95 for each Inco common share issued. The cash portion of the purchase price will be financed through committed loan facilities.

          The allocation of the purchase price, based on management’s preliminary estimate, is as follows:

Allocation of Purchase Price

		Fair Value	Purchase Price
	Book Value	Increment	Allocation

Assets
Cash and cash equivalents	$1,613	$—	$1,613
Accounts receivable	980	27	1,007
Inventories	1,505	238	1,743
Property, plant and equipment and other non-current assets	8,513	9,178	17,691

Total assets	$12,611	$9,443	$22,054

Liabilities
Long-term debt due within one year	$1,003	$—	$1,003
Other current liabilities	1,205	—	1,205
Long-term debt	3,897	188	4,085
Deferred income and mining taxes	1,087	1,843	2,930
Other long-term liabilities	703	598	1,301
Minority interest	375	—	375

Total liabilities	$8,270	$2,629	$10,899

Total net assets purchased	$4,341	$6,814	$11,155

          The book value of Falconbridge, as shown above:

•	Reflects Falconbridge’s stated book values as at June 30, 2005;

•	Reflects the assumed exercise of vested stock options;

•	Does not reflect Falconbridge’s debt repayment of approximately $980 million subsequent to June 30, 2005.
          This allocation is made upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation due to the change in fair values of the assets and liabilities between June 30, 2005 and the date of the transaction, and as further analysis is completed. The actual allocation of the purchase price may result in different adjustments being expensed in the consolidated statement of earnings.

(b) The increase in cost of sales and other operating expenses reflects the elimination of deferred gains on derivative contracts on the pro forma consolidated statements of earnings. The deferred gains arise from derivative contracts that qualified for hedge accounting and were realized as a reduction of the cost of operations over the original delivery schedule of contracts. The gains would not have been realized in the year ended December 31, 2004 and the six months ended June 30, 2005 since the purchased derivative contracts would have been fair valued as of January 1, 2004.

(c) The decrease in cost of sales and other operating expenses reflects the elimination of amortized past service costs and amortized net actuarial losses relating to post retirement benefits which were expensed in the year ended December 31, 2004 and the six months ended June 30, 2005.

(d) Represents the amortization of the preliminary fair value increment allocated to operating capital assets. The pro forma amortization excludes the total amount of the purchase price allocation not subject to amortization of approximately $2.6 billion as it has been allocated to non-operating assets. On finalization of the purchase price allocation, if this amount is allocated to operating assets, pro forma amortization would change by approximately $113 million, before taxes, for the year ended December 31, 2004 and $57 million, before taxes, for the six months ended June 30, 2005. Pro forma amortization and the above noted sensitivity have been based on a remaining weighted average estimated economic life of 23 years, and a reduction of one year in the weighted average estimated economic life would alter pro forma amortization by $28 million, before taxes, for the year ended December 31, 2004 and by $14 million for the six months ended June 30, 2005.

(e) The increase in selling, general and administrative expenses reflects the expense relating to the expected exchange of stock options to be issued pursuant to the acquisition of Falconbridge.

(f) The increase in cost of sales and other operating expenses reflects the amortization of the allocation of the purchase price to equity accounted investments.

(g) The increase in interest expense reflects the issuance of CDN$2.87 billion of debt in connection with the acquisition of Falconbridge.

(h) The adjustment reflects the elimination of the Falconbridge minority interest in earnings.

(i) The adjustment reflects the tax effect on the above adjustments.

(j) The adjustment reflects the reclassification of preferred share dividends to minority interest.

4.	ITEMS NOT ADJUSTED
     The pro forma statements do not give effect to operating efficiencies, cost savings and synergies that are expected to result from the acquisition, including potential further cost savings at the corporate level and potential synergies in exploration efforts and at operating assets. The pro forma financial information does not reflect the impact of undertakings that Inco is prepared, if required, to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings, which, however, are expected to be carried out after the completion of the Offer. See “Divestiture of Nikkelverk”.

5.	PRO FORMA EARNINGS PER SHARE

Earnings per share computation for six months ended June 30, 2005

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$947

Pro forma earnings available to common shareholders	$947

Denominator (thousands of shares):
Inco shares outstanding	188,710
Common shares issued to Falconbridge shareholders	195,838

Pro forma weighted-average common shares outstanding	384,548

Basic pro forma earnings per common share	$2.46

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$947
Dilutive effects of securities for Inco
Convertible debentures	8

Pro forma net earnings applicable to common shares, assuming dilution	$955

Denominator (thousands of shares):
Pro forma Inco shares outstanding	384,548
Dilutive effect of securities for Inco
Convertible debentures	29,078
Stock options	782
Warrants	3,908
Stock options issued on transaction	458

Pro forma weighted-average common shares outstanding	418,774

Diluted pro forma earnings per share	$2.28

Earnings per share computation for the year ended December 31, 2004

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,194

Pro forma earnings applicable to common shares	$1,194

Denominator (thousands of shares):
Inco shares outstanding	187,550
Common shares issued to Falconbridge shareholders	195,838

Pro forma weighted-average common shares outstanding	383,388

Basic pro forma earnings per common share	$3.11

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,194
Dilutive effects of securities for Inco
Convertible debentures	6

Pro forma net earnings applicable to common shares, assuming dilution	$1,200

Denominator (thousands of shares):
Pro forma Inco shares outstanding	383,388
Dilutive effect of securities for Inco
Convertible debentures	10,908
Stock options	1,426
Warrants	3,740
Stock options issued on transaction	259

Pro forma weighted-average common shares outstanding	399,721

Diluted pro forma earnings per share	$3.00

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7 Canada	Two Embarcadero Center Suite 1200 San Francisco, California 94111 U.S.A.
Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)
                  (888) 405-1217 (French)
      Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Managers or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. This Letter of Transmittal is for use in accepting the Offer by Inco Limited to purchase all outstanding Common Shares of Falconbridge Limited.
LETTER OF TRANSMITTAL AND ELECTION FORM
for Deposit of Common Shares of
FALCONBRIDGE LIMITED
Pursuant to the Offer dated October 24, 2005 made by
INCO LIMITED
THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON DECEMBER 23, 2005, UNLESS ACCELERATED, EXTENDED OR WITHDRAWN.
       This Letter of Transmittal and Election Form (the “Letter of Transmittal”) or a facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany certificates representing common shares (the “Falconbridge Shares”) of Falconbridge Limited (“Falconbridge”) deposited pursuant to the offer dated October 24, 2005 (the “Offer”), made by Inco Limited (the “Offeror”) to holders of Falconbridge Shares (“Shareholders”).
      The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer to Purchase (the “Offer to Purchase”) and accompanying Circular (the “Circular”) (together, the “Offer and Circular”) dated October 24, 2005, have the meanings given to them in the Offer and Circular.
      The Depositary, the Dealer Manager, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers). A Shareholder who wishes to deposit Falconbridge Shares under the Offer and whose Falconbridge Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Falconbridge Shares under the Offer.
      Shareholders who wish to deposit Falconbridge Shares but whose certificates representing such Falconbridge Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Falconbridge Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”. See Instruction 2 herein, “Procedure for Guaranteed Delivery”. If a Shareholder has Falconbridge Shares in uncertificated form held by them under the Falconbridge Dividend Reinvestment Plan and wishes to deposit those Falconbridge Shares, please check the box where indicated below.

      Please read carefully the Instructions set forth below before completing this Letter of Transmittal.
TO:       INCO LIMITED

AND TO:	CIBC MELLON TRUST COMPANY (the “Depositary”), at its offices set out herein
      The undersigned delivers to you the enclosed certificate(s) for Falconbridge Shares and, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer for such Falconbridge Shares. The following are the details of the enclosed certificate(s):

BOX 1

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Falconbridge Shares Represented by Certificate	Number of Falconbridge Shares Deposited

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

BOX 2
FOR FALCONBRIDGE SHARES HELD UNDER THE FALCONBRIDGE
DIVIDEND REINVESTMENT PLAN

☐	I also deposit all whole Falconbridge Shares held in non-certificated form in the Falconbridge Dividend Reinvestment Plan, and authorize CIBC Mellon Trust Company to (1) terminate my participation in the Falconbridge Dividend Reinvestment Plan, (2) issue a certificate for whole Falconbridge Shares to be held by CIBC Mellon Trust Company pending the take-up of Falconbridge Shares under the Offer, (3) send me a cheque and/or Inco Shares pursuant to the Offer for any whole Falconbridge Shares deposited under the Offer and (4) send me a cheque for any fractional Falconbridge Shares under the Plan.
BOX 3
ELECTION FOR CASH OR SHARES
  Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Falconbridge Shares represented by the certificate(s) listed in Box 1 (and, if applicable, Box 2) above. Shareholders may elect to receive either the Cash Alternative (Choice A) OR the Share Alternative (Choice B).
Shareholders may choose only ONE of the choices below:
☐ Choice A — The CASH ALTERNATIVE
Shareholders who check this box will receive Cdn.$34.00 in cash for each
Falconbridge Share deposited under this Choice A (subject to proration and subject to the election made in Box 4 below with respect to currency of payment)
☐ Choice B — The SHARE ALTERNATIVE
Shareholders who check this box will receive 0.6713 of a common share of the Offeror (an “Inco Share”)
and Cdn.$0.05 in cash for each Falconbridge Share deposited under this Choice B (subject to proration and subject to the election made in Box 4 below with respect to currency of payment)

2

If a Shareholder fails to elect the Cash Alternative or does not properly elect either the Cash Alternative, on the one hand, or the Share Alternative, on the other hand, with respect to any Falconbridge Shares deposited by them pursuant to the Offer, such Shareholder will be deemed to have elected the Share Alternative and will be entitled to receive only 0.6713 of an Inco Share and Cdn.$0.05 in cash as consideration for each of such Shareholder’s Falconbridge Shares, subject to proration as described in Section 1 of the Offer to Purchase, “The Offer”.
Fractional Inco Shares will not be issued in connection with the Offer. Where a Shareholder is to receive Inco Shares as consideration under the Offer and the aggregate number of Inco Shares to be issued to such Shareholder would result in a fraction of an Inco Share being issuable, the number of Inco Shares to be received by such Shareholder will either be rounded up or down and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of Cdn.$50.574 per Inco Share) such that the Maximum Take-Up Date Cash Consideration is paid and the Maximum Take-up Date Share Consideration is issued in respect of Falconbridge Shares taken up on such Take-Up Date.
As described in the Offer, the maximum amount of cash consideration available under the Offer is Cdn.$2,872,648,913 and the maximum number of Inco Shares issuable under the Offer is 200,702,404 Inco Shares. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Falconbridge Shares acquired in proportion to the number of Falconbridge Shares outstanding on an adjusted fully-diluted basis, as set forth in Section 1 of the Offer, “The Offer”.
If a shareholder delivers a Notice of Guaranteed Delivery in respect of Falconbridge Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received shall supersede any election made in this Letter of Transmittal. See Instruction 2 herein.
BOX 4
CURRENCY OF PAYMENT

☐	Check here if you wish to receive payment of all cash consideration payable to you under the Offer in U.S. dollars based upon the Bank of Canada noon buying rate of exchange for U.S. dollars on the Take-Up Date.
A Shareholder who does not check the box above will receive payment of all cash consideration under the Offer in Canadian dollars.

3

BOX 5
TAX DEFERRAL ELECTION FOR CANADIAN SHAREHOLDERS

☐	Check this box if the beneficial owner of the deposited Falconbridge Shares represented by the certificates listed in Box 1, (1) is an “Eligible Holder” (defined below), and (2) would like to make the joint tax election with the Offeror described in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer — Exchange of Falconbridge Shares for Cash and Inco Shares — Tax Deferred Rollover Under The Tax Act” in the event that Inco Shares are received as partial consideration for such Falconbridge Shares. Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter from the Depositary.
The joint tax election can only be made by beneficial owners of Falconbridge Shares who are Eligible Holders, and who receive Inco Shares as full or partial consideration for their Falconbridge Shares. No joint tax election will be made with any other persons.
An “Eligible Holder” means a person who is resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) and who is not exempt from tax under Part I of the Tax Act.
Eligible Holders should note that because of the proration provisions of the Offer to Purchase, a Shareholder electing the Cash Alternative may receive Inco Shares, and a Shareholder electing the Share Alternative may receive more cash than the Cdn.$0.05 per Falconbridge Share provided for under the Share Alternative. Eligible Holders should consult their own advisors as to whether they should make this tax election and (if so) the procedure for doing so. It is the Eligible Holder’s responsibility to take the steps required to make a valid tax election.

☐	Eligible Holders who check the box above and would like to make a similar election for Québec income tax purposes should also check this box to receive a tax instruction letter relating to such Québec tax election from the Depositary.
      The person signing this Letter of Transmittal (the “signatory”) acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the signatory and the Offeror effective immediately following the Offeror taking up the Falconbridge Shares covered by this Letter of Transmittal and delivered to the Depositary (the “Deposited Shares”) in accordance with the terms and subject to the conditions of the Offer. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer all right, title and interest in and to the Deposited Shares and in and to all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends (other than regular quarterly cash dividends declared by Falconbridge in accordance with its current dividend policy as established in July 2005), distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”) being deposited to the Offer; (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.
      IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer to Purchase, the signatory irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to the Offeror the enclosed Falconbridge Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer to Purchase, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including any and all Distributions.
      If, on or after the date of the Offer, Falconbridge should divide, combine, reclassify, consolidate, convert or otherwise change any of the Falconbridge Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 5 of

4

the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it deems appropriate to the purchase price or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.
      Falconbridge Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights (including SRP Rights), assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after date of Offer on or in respect of the Falconbridge Shares, whether or not separated from the Falconbridge Shares but subject to any Falconbridge Shares being validly withdrawn by or on behalf of the depositing Shareholder. If, on or after the date of the Offer, Falconbridge should declare or pay any dividend (other than regular quarterly cash dividends declared by Falconbridge in accordance with its current dividend policy as established in July 2005) or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Falconbridge Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Falconbridge in respect of Falconbridge Shares, then (a) in the case of any such cash dividend, distribution or payment that does not exceed the cash consideration per Falconbridge Share, the cash consideration payable per Falconbridge Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the cash consideration per Falconbridge Share, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of cash and share consideration payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.
      The signatory irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by this Letter of Transmittal (which shares upon being taken up and paid for are, together with any Distributions thereon, referred to as the “Purchased Securities”), certain officers of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution, of the depositing Shareholder with respect to the Purchased Securities. This Letter of Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Falconbridge; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes, including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge; and (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder.
      A Shareholder accepting the Offer under the terms of this Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Falconbridge and not to exercise any of the other rights or privileges attached to the

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Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.
      A Shareholder accepting the Offer covenants under the terms of this Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder herein shall be binding upon the heirs, personal representatives, successors and assigns of such holder.
      Settlement with each Shareholder who has validly deposited and not withdrawn his or her Falconbridge Shares will be made by the Depositary forwarding a cheque payable in Canadian funds (or, at the election of the Shareholder, the equivalent in U.S. dollars), representing the cash consideration and/or share certificates representing the Inco Shares to which such Shareholder is entitled. Unless otherwise directed in this Letter of Transmittal, the cheque and/or share certificate will be issued in the name of the registered holder of deposited Falconbridge Shares. Unless the person depositing Falconbridge Shares instructs the Depositary to hold the cheque and/or share certificate for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque and/or share certificate will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no address is specified, cheques and/or share certificates will be forwarded to the address of the Shareholder as shown on the Falconbridge Share register maintained by or on behalf of Falconbridge Cheques and/or share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.
      The undersigned understands and acknowledges that payment for Falconbridge Shares tendered pursuant to this Letter of Transmittal will be made only after timely receipt by the Depositary of (i) such Falconbridge Shares, and (ii) this Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Falconbridge Shares on the purchase price of Falconbridge Shares purchased by the Offeror, regardless of any delay in making such payment.
      If any deposited Falconbridge Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Falconbridge Shares than are deposited, certificates for unpurchased Falconbridge Shares will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as is practicable following the Expiry Time or withdrawal and early termination of the Offer. Unless otherwise directed in this Letter of Transmittal, certificates representing unpurchased Falconbridge Shares will be forwarded to the address of the registered holder as shown on the securities register maintained by Falconbridge. Shareholders depositing Falconbridge Shares will not be required to pay any fees or commissions if they accept the Offer by transmitting their Falconbridge Shares directly to the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.
      By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le signataire, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre acceptée par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS
Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.
BOX A
REGISTRATION AND PAYMENT INSTRUCTIONS
ISSUE CHEQUE/ INCO SHARES IN
THE NAME OF: (please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)
BOX B
DELIVERY INSTRUCTIONS
SEND CHEQUE/ INCO SHARES (Unless
Box “C” is checked) TO: (please print or type)
☐ Same as address in Box A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)
BOX C
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE/ INCO SHARES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

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BOX D
U.S. SHAREHOLDERS
(See Instruction 2)
A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box “B” which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐	The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.
IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.
BOX E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(See Instruction 2)

☐	CHECK HERE IF FALCONBRIDGE SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BOX F
DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(See Instruction 8)
The owner signing this Letter of Transmittal represents that the dealer who solicited and obtained this deposit is: (please print or type)

(Firm)	(Address)	(Telephone Number) (Fax)

(Registered Representative)	(Registered Representative Identification Number)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐	CHECK HERE IF DISKETTE TO FOLLOW

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SHAREHOLDER SIGNATURE
      By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):

Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative — See Instructions 3, 4 and 5

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

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SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service	Part 1 — Taxpayer Identification Number (“TIN”) — For all accounts, enter your TIN on the appropriate line at right. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the W-9 Guidelines included in this form). CERTIFY BY SIGNING AND DATING BELOW. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

	Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Payer’s Request for Taxpayer Identification Number and Certification	Part 2 — For payees exempt from backup withholding, please write “Exempt” here (see Instructions), and complete the Substitute Form W-9.

Name

Business Name

Please check appropriate box
☐ Individual/ Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address

City,	State,	Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. Person	Date

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S. $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU (WHETHER IN CASH OR IN INCO SHARES) PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.
YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.
CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
    I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.

Signature:	Date:

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a) This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the Falconbridge Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Offer to Purchase and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the back cover page at or prior to 8:00 p.m. (Toronto time), on December 23, 2005, unless the Offer in respect of the Falconbridge Shares is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Falconbridge Shares is at the option and risk of the depositing Shareholder. If certificates for Falconbridge Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Falconbridge Shares by the Depositary.

(c) Shareholders whose Falconbridge Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Falconbridge Shares.

2.	Procedure for Guaranteed Delivery
      If a Shareholder wishes to deposit Falconbridge Shares pursuant to the Offer and the certificates representing such Falconbridge Shares are not immediately available or the holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those Falconbridge Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (which is printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c) the certificate(s) representing all deposited Falconbridge Shares, together with this Letter of Transmittal or a facsimile hereof, relating to such Falconbridge Shares, properly completed and duly executed, with any required signature guarantees relating to such Falconbridge Shares, and all other documents required by this Letter of Transmittal, are received by the Depositary at its Toronto office at the applicable address specified in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.
      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Toronto office of the Depositary at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.
      An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3.	Signatures
      No signature guarantee is required on this Letter of Transmittal if:

(a)	this Letter of Transmittal is signed by the registered owner of the Falconbridge Shares exactly as the name of the registered holder appears on the Falconbridge Share certificate deposited herewith, and the cash payable and/or the

11

certificates for Inco Shares issuable, in each case under the Offer, are to be delivered directly to such registered holder, or

(b)	Falconbridge Shares are deposited for the account of an Eligible Institution.
      In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Falconbridge Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the cash payable and/or certificates for the Inco Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4.	Guarantee of Signatures
      If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Falconbridge or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations
      Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions
      If any cheque(s) or certificate(s) are to be sent to someone at an address other than the address of the Shareholder at it appears in Box A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Box B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Box B is not completed, any cheque(s) or certificate(s) in respect of Inco Shares issued in exchange for Falconbridge Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Falconbridge. Any cheque(s) or certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits
      If less than the total number of Falconbridge Shares evidenced by any certificate submitted is to be deposited, fill in the number of Falconbridge Shares to be deposited in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Falconbridge Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Box B on this Letter of Transmittal). The total number of Falconbridge Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8.	Solicitation
      Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9.	U.S. Shareholders and Substitute Form W-9
      United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Falconbridge Shares must provide the Depositary with his correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

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      To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).
      Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.
      If Falconbridge Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.
      If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.
      If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.
      A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10.	Currency of Payment
      Shareholders can also elect to receive all cash consideration payable to such Shareholder under the Offer in U.S. dollars. If a Shareholder wishes to receive the cash consideration under the Offer in U.S. dollars, Box 4 above, captioned “Currency of Payment” and, if applicable, the Notice of Guaranteed Delivery must be completed. Otherwise, cash payment will be received in Canadian dollars. The Depositary will determine the amount payable to Shareholders receiving payment in U.S. dollars based upon the Bank of Canada noon buying rate of exchange for U.S. dollars on the Take-Up Date.

11.	Miscellaneous
      (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.
      (b) If Deposited Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.
      (c) No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Falconbridge Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.
      (d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.
      (e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Falconbridge Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer to Purchase.

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      (f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.
      (g) All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Falconbridge Shares will be determined by the Offeror, in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Falconbridge Shares determined by it not to be in proper form, or the acceptance for exchange of Inco Shares and/or payment of cash in respect of which may, in the opinion of the Offeror’s counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, provided, however, that the Offeror may not waive the Minimum Tender Condition (as defined in the Offer to Purchase) in order to acquire less than 50.01% of the Falconbridge Shares outstanding (calculated on a fully-diluted basis) or less than 50.01% of the Falconbridge Shares outstanding held by “Independent Shareholders” (as defined in the Shareholder Rights Plan) or (ii) any defect or irregularity in any deposit of Falconbridge Shares. No deposit of Falconbridge Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.
      (h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

12.	Lost Certificates
      If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Falconbridge’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Falconbridge’s Company’s transfer agent may contact you.

13.	Assistance
      THE DEPOSITARY, THE DEALER MANAGER OR THE INFORMATION AGENT (SEE BACK COVER PAGE FOR THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.
      THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

14

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9
Guidelines for Determining the Proper Identification Number for the Payee (You)
To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

Give the taxpayer
For this type of account:		identification of

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or single owner LLC	The owner(3)
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate (or electing corporate status on Form 8832)	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9.	Partnership or multi-member LLC	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.
(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.
Obtaining a Number
If you do not have a TIN, apply for one immediately. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.
Payees Exempt from Backup Withholding
     Payees specifically exempted from withholding include:

(i)	An organization exempt from tax under Section 501(a), any individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2),
(ii)	The United States or any of its agencies or instrumentalities,
(iii)	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,
(iv)	An international organization or any agency or instrumentality thereof, or
(v)	A foreign government or any political subdivision, agency or instrumentality thereof.
     Payees that may be exempt from backup withholding include:

(i)	A corporation,
(ii)	A financial institution,
(iii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,
(iv)	A real estate investment trust,
(v)	A common trust fund operated by a bank under Section 584(a),
(vi)	An entity registered at all times during the tax year under the Investment Company Act of 1940,
(vii)	A middleman known in the investment community as a nominee or custodian,
(viii)	A futures commission merchant registered with the Commodity Futures Trading Commission,
(ix)	A foreign central bank of issue, or
(x)	A trust exempt from tax under Section 664 or described in Section 4947.
     Payments of dividends and patronage dividends generally exempt from backup withholding include:

(i)	Payments to nonresident aliens subject to withholding under Section 1441.
(ii)	Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
(iii)	Payments of patronage dividends not paid in money.
(iv)	Payments made by certain foreign organizations.
(v)	Section 404(k) payments made by an ESOP.
     Payments of interest generally exempt from backup withholding include:

(i)	Payments of interest on obligations issued by individuals. However, if you pay $600 or more of interest in the course of your trade or business to a payee, you must report the payment. Backup withholding applies to the reportable payment if the payee has not provided a TIN or has provided an incorrect TIN.
(ii)	Payments of tax-exempt interest (including exempt-interest dividends under Section 852).
(iii)	Payments described in Section 6049(b)(5) to nonresident aliens.
(iv)	Payments on tax-free covenant bonds under Section 1451.
(v)	Payments made by certain foreign organizations.
(vi)	Mortgage interest paid to you.

15

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.
Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal and Cash Election Form to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.
PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments made to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.
Penalties

(1)	Failure to Furnish Taxpayer Identification Number.—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2)	Civil Penalty for False Information With Respect to Withholding.—If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
(3)	Criminal Penalty for Falsifying Information.—Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

16

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7 Canada	Two Embarcadero Center Suite 1200 San Francisco, California 94111 U.S.A.
Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)
                  (888) 405-1217 (French)
      Any questions and requests for assistance or additional copies of this Letter of Transmittal, the Offer and Circular and the Notice of Guaranteed Delivery may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This is not a Letter of Transmittal. This Notice of Guaranteed Delivery is for use in accepting the Offer by Inco Limited to purchase all outstanding Common Shares of Falconbridge Limited.
NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares of
FALCONBRIDGE LIMITED
Pursuant to the Offer dated October 24, 2005 made by
INCO LIMITED
THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON DECEMBER 23, 2005, UNLESS ACCELERATED, EXTENDED OR WITHDRAWN.
       This Notice of Guaranteed Delivery must be used to accept the offer to purchase dated October 24, 2005 (the “Offer”) made by Inco Limited (the “Offeror”) of all common shares (the “Falconbridge Shares”) of Falconbridge Limited, if certificates for the Falconbridge Shares to be deposited are not immediately available or if the holder of Falconbridge Shares (the “Shareholder”) is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time (as defined in the Offer). This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at its office in Toronto at the address or facsimile number, as applicable, set out below.
      The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase (the “Offer to Purchase”) and accompanying Circular (together, the “Offer and Circular”) dated October 24, 2005 have the meanings ascribed to them in the Offer and Circular.
WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY
      As set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, if a Shareholder wishes to deposit Falconbridge Shares pursuant to the Offer and certificates representing such Falconbridge Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those Falconbridge Shares may nevertheless be deposited under the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery or a facsimile hereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified below, is received by the Depositary at its Toronto office as set out below, at or prior to the Expiry Time; and

(c) the certificate(s) representing all deposited Falconbridge Shares, together with a properly completed and duly executed Letter of Transmittal and Election Form (the “Letter of Transmittal”) or a facsimile thereof, relating to such Falconbridge Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto at the address specified below before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the “TSX”) after the date on which the Expiry Time occurs.
      An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers

Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.
      The undersigned understands and acknowledges that payment for Falconbridge Shares tendered pursuant to the Letter of Transmittal will be made only after timely receipt by the Depositary of (i) such Falconbridge Shares, and (ii) a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Falconbridge Shares on the purchase price of Falconbridge Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for Falconbridge Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Falconbridge Shares delivered to the Depositary before the Expiry Time, even if the Falconbridge Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Falconbridge Shares is not made, until after the take up and payment for the Falconbridge Shares under the Offer.
      All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency or the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

2

TO:  INCO LIMITED
AND TO:  CIBC MELLON TRUST COMPANY, as Depositary

By Mail: P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West, Securities Level Toronto, ON M5L 1G9	By Facsimile Transmission: (416) 643-3148
      DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE TO A NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.
      THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.
      DO NOT SEND CERTIFICATES FOR FALCONBRIDGE SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR FALCONBRIDGE SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

3

      The undersigned hereby deposits with the Offeror, upon the terms and conditions set forth in the Offer to Purchase and Letter of Transmittal, receipt of which is hereby acknowledged, the Falconbridge Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Falconbridge Shares Represented by Certificate	Number of Falconbridge Shares Deposited

TOTAL

(Please print or type. If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the above form.)

4

ELECTION FOR CASH OR SHARES
Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Falconbridge Shares represented by the certificate(s) listed above. Shareholders may elect to receive the Cash Alternative (Choice A) OR the Share Alternative (Choice B).
Shareholders may choose only ONE of the choices below:
☐ Choice A – The CASH ALTERNATIVE
Shareholders who check this box will receive Cdn.$34.00 in cash for each
Falconbridge Share deposited under this Choice A (subject to proration and subject to the election made below with respect to currency of payment)
☐ Choice B – The SHARE ALTERNATIVE
Shareholders who check this box will receive 0.6713 of a common share of the Offeror (“Inco Share”) and
Cdn.$0.05 in cash for each Falconbridge Share deposited under this Choice B (subject to proration and subject to the election made below with respect to currency of payment)
If a Shareholder fails to elect the Cash Alternative or does not properly elect either the Cash Alternative, on the one hand, or the Share Alternative, on the other hand, with respect to any Falconbridge Shares deposited by the Shareholder pursuant to the Offer, such Shareholder will be deemed to have elected the Share Alternative and will be entitled to receive only 0.6713 of an Inco Share and Cdn.$0.05 in cash as consideration for each of such Shareholder’s Falconbridge Shares, subject to proration as described in Section 1 of the Offer, “The Offer”.
Fractional Inco Shares will not be issued in connection with the Offer. Where a Shareholder is to receive Inco Shares as consideration under the Offer and the aggregate number of Inco Shares to be issued to such Shareholder would result in a fraction of an Inco Share being issuable, the number of Inco Shares to be received by such Shareholder will either be rounded up or down and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of Cdn.$50.574 per Inco Share) such that the Maximum Take-Up Date Cash Consideration is paid and the Maximum Take-Up Date Share Consideration is issued in respect of Falconbridge Shares taken up on such Take-Up Date.
As described in the Offer, the maximum amount of cash consideration available under the Offer is Cdn.$2,872,648,913 and the maximum number of Inco Shares issuable under the Offer is 200,702,404 Inco Shares. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Falconbridge Shares acquired in proportion to the number of Falconbridge Shares outstanding on an adjusted fully-diluted basis, as set forth in Section 1 of the Offer, “The Offer”.
An election (or deemed election) as to the consideration to be received by a Shareholder made in this Notice of Guaranteed Delivery shall supersede any election made in a Letter of Transmittal.

5

CURRENCY OF PAYMENT

☐	Check here if you wish to receive payment of all cash consideration payable to you under the Offer in U.S. dollars based upon the Bank of Canada noon buying rate of exchange for U.S. dollars on the Take-Up Date.
A Shareholder who does not check the box above will receive payment of all cash consideration under the Offer in Canadian dollars.

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Zip Code/ Postal Code

Daytime Telephone Number
GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)
The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Falconbridge Shares deposited hereby in proper form for transfer, together with a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, covering the deposited Falconbridge Shares and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.
Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print or type)

Title

Zip Code/ Postal Code	Date

Area Code and Telephone Number

6

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7 Canada	Two Embarcadero Center Suite 1200 San Francisco, California 94111 U.S.A.
Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)
                  (888) 405-1217 (French)
      Any questions or requests for assistance or additional copies of this Notice of Guaranteed Delivery, the Offer and Circular and the Letter of Transmittal may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

October 24, 2005
Dear Falconbridge Shareholder:
      On behalf of the Board of Directors and management of Inco Limited, we are pleased to send you our offer to purchase all of the outstanding common shares of Falconbridge Limited (the “Offer”). We believe you will find our Offer attractive, both for its full and fair valuation of your Falconbridge common shares and for the opportunity it creates for you to continue as a shareholder of the combined company. This transaction is strategically and financially compelling, bringing together two of the metals and mining industry’s established and highly regarded companies to create a new business platform with the scale and financial strength to compete and grow successfully into the future.
      Under the Offer, you will be entitled to receive either: (1) Cdn.$34.00; or (2) 0.6713 of an Inco common share plus Cdn.$0.05 in cash for each of your Falconbridge common shares, subject to proration for the maximum cash and share amounts as described in the Offer. The Offer was announced on October 11, 2005, prior to the opening of trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The closing price of Inco’s common shares on the TSX on October 7, 2005, which was the last trading day on the TSX before the announcement of the Offer, was Cdn.$51.90, and the closing price of Falconbridge’s common shares was Cdn.$30.82. The closing price for Inco’s common shares on the NYSE on October 10, 2005, which was the last trading day on the NYSE before the announcement of the Offer, was U.S.$42.83, and the closing price for the Falconbridge common shares was U.S.$26.41. As of the date of announcement of the Offer, the Offer represents a premium of 13.0% over the volume-weighted average trading price of Falconbridge’s common shares on the TSX for the 20 days ended October 7, 2005, and a premium of 12.6% over the volume-weighted average trading price of Falconbridge’s common shares on the NYSE for the 20 days ended October 10, 2005.
      We encourage you to read the terms and conditions of our Offer and the additional information in the Circular provided in this package. To help you understand these formal documents, we also encourage you to consult with your financial advisor.
      We want you to make an informed choice because we believe the more that you know about Inco and the opportunities for the combined company, the more you will want to take advantage of our Offer.
      Included in this package is the Directors’ Circular covering the Offer prepared by the Board of Directors of Falconbridge. Your Board recommends that Falconbridge shareholders accept our Offer. In making its recommendation, the Falconbridge Board of Directors concluded that the Offer is in the best interests of Falconbridge and that the Offer is fair to Falconbridge shareholders.
Reasons to Accept the Offer and Benefits of the Combination
      We believe that the Offer represents an attractive opportunity for you to realize fair value for your Falconbridge common shares and that all Falconbridge shareholders should accept the Offer. We believe that the combination of Inco and Falconbridge will produce the following significant benefits:

•	Creation of a World-Class Metals and Mining Company — The combined company will become one of the world’s largest metals and mining companies, ranking as the second largest North American metals and
INCO LIMITED, 145 King Street West, Suite 1500, Toronto, Ontario M5H 4B7

mining company in terms of enterprise value, and will become the world’s largest producer of nickel and a leading producer of copper.

•	Substantial Anticipated Cost Savings and Related Synergies — Inco and Falconbridge have jointly identified the potential to realize annual pre-tax operating and corporate synergies of approximately U.S.$350 million, and expect these synergies to be fully realized by the end of 2007.

•	Diversification of Metals and Geographic Markets — The combined company will have a more diversified metals base and a greater presence and more extensive operations in a number of important global markets.

•	Enhanced Platform and Flexibility for Future Growth — Due to its increased size and diversification, Inco will have greater flexibility and financial resources to pursue future growth opportunities than either Inco or Falconbridge would have alone.
      The Offer will be open for acceptance until 8:00 p.m., Toronto time, on December 23, 2005 unless the Offer is accelerated, extended or withdrawn. To accept the Offer, you will need to complete the enclosed Letter of Transmittal and Election Form (printed on blue paper) or a facsimile thereof, and return it in the envelope provided such that it is received by 8:00 p.m., Toronto time, on Friday, December 23, 2005. A shareholder wishing to accept the Offer whose Falconbridge common shares are held in the name of a nominee should request the broker, investment dealer, bank, trust company or other nominee to deposit such shareholder’s common shares.
      We ask you to consider our Offer and invite you to join us in building a strong, competitive, valuable, international and pre-eminent metals and mining company.
Yours very truly,

Scott M. Hand
Chairman and Chief Executive Officer

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification of Directors and Officers.
     Section 3.12 of Part 3 of By-Law No. 1 of the Registrant provides in part as follows:
     “Indemnity and Insurance. Subject to the limitations contained in the Canada Business Corporations Act but without limit to the right of the Company to indemnify any person under the Act or otherwise, the Company shall indemnify a Director or Officer, a former Director or Officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director or Officer or a director or officer of such body corporate, if,
     (a) he acted honestly and in good faith with a view to the best interests of the Company, and
     (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.”
     The Canada Business Corporations Act provides as of right that, in general, an officer or director, as such, shall be entitled to indemnity if (i) he was not judged by a court or competent authority to have committed any fault or omitted to do anything he ought to have done, (ii) he acted honestly and in good faith with a view to the best interests of the corporation and (iii) where a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. However, under the Act, no officer or director of the Registrant may be indemnified with respect to any security holder’s derivative action brought pursuant to such Act unless a court of competent jurisdiction has approved the terms of such indemnification.
     The Registrant has an insurance policy that indemnifies directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Exhibits
     A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated by reference.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertaking
(a)	Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)	Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this form.
2.	Consent to Service of Process

Concurrently with the filing of this Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.
Exhibit Index

Exhibit
Number	Description
1.1	Certificate and Consent of Qualified Person for Robert A. Horn (Goro)

1.2	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Goro)

1.3	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Voisey’s Bay)

1.4	Certificate and Consent of Qualified Person for Lawrence B. Cochrane (Voisey’s Bay)

2.1	Support Agreement between the Registrant and Falconbridge Ltd. dated October 10, 2005, incorporated by reference to Exhibit 2.1 to Form 8-K (Commission File No. 001-01143) filed October 13, 2005

2.2	Soliciting Dealer Manager Agreement between the Registrant and RBC Dominion Securities Inc. dated October 20, 2005

2.3	Information Agent Agreement between the Registrant and MacKenzie Partners, Inc. dated October 19, 2005

3.1	Annual Information Form of the Registrant for the year ended December 31, 2004, incorporated by reference to Form 10-K (Commission File No. 001-01143) filed March 15, 2005

Exhibit
Number	Description
3.2	Material change report of the Registrant dated October 12, 2005 concerning the entering into by Inco and Falconbridge of the Support Agreement

3.3	Material change report of the Registrant dated August 9, 2005 concerning the appointment of the Executive Vice-President and Chief Financial Officer of Inco effective November 1, 2005

3.4
Material change report of the Registrant dated April 19, 2005 concerning the approval of the reinstatement of a quarterly cash dividend on Inco’s common shares and declaration of a quarterly dividend of $0.10 per share, payable June 1, 2005 to Inco shareholders of record as of May 16, 2005

3.5
Unaudited consolidated financial statements of the Registrant, including the notes thereon, as at June 30, 2005 and December 31, 2004, and for the three and six-month periods ended June 30, 2005 2004, incorporated by reference to Item I of Form 10-Q (Commission File No. 001-01143) filed August 3, 2005

3.6
Audited consolidated financial statements of the Registrant, including the notes thereon, and together with the auditor’s report, as at and for each of the financial years ended December 31, 2004, 2003 and 2002, incorporated by reference to Item 8 of Form 10-K (Commission File No. 001-01143) filed March 15, 2005

3.7
Management’s discussion and analysis of financial condition and results of operations of the Registrant for the year ended December 31, 2004, incorporated by reference to Item 7 of Form 10-K (Commission File No. 001-01143) filed March 15, 2005

3.8
Management’s discussion and analysis of financial condition and results of operations of the Registrant for the six-month period ended June 30, 2005, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed August 3, 2005

3.9
Proxy circular and statement of the Registrant dated March 18, 2005 in connection with the annual and special meeting of shareholders held on April 20, 2005 (excluding the sections entitled “Report on Executive Compensation”, “Comparative Shareholder Return” and “Corporate Governance”), incorporated by reference to Exhibit 99 to Form 10-K (Commission File No. 001-01143) filed March 15, 2005

3.10
Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at June 30, 2005 and for the six months ended June 30, 2005 and 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on August 9, 2005

3.11
Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the six months ended June 30, 2005, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on August 9, 2005

3.12
Audited consolidated financial statements of Noranda Inc., including notes thereto, as at December 31, 2004 and 2003 and for each of the years then ended, together with the auditors’ report thereon, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Noranda Inc. on March 31, 2005

3.13
Management’s discussion and analysis of financial condition and results of operations of Noranda Inc. for the fiscal year ended December 31, 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Noranda Inc. on March 31, 2005

3.14
Schedule I to the Notices of Special Meetings and Joint Management Information Circular of Noranda Inc. and Falconbridge Limited dated June 2, 2005, being the unaudited pro forma consolidated balance sheet of Falconbridge as at March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the three months ended March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the year ended December 31, 2004, and the notes thereon, incorporated by reference to Part I of Form F-80 (Commission File No. 333-125634) filed by Noranda Inc. and Falconbridge Limited on June 8, 2005.

4.1	Consent of Osler, Hoskin & Harcourt LLP

4.2	Consent of PricewaterhouseCooper LLP

4.3	Consent of Ernst & Young LLP

4.4	Consent of Mr. S. Nicholas Sheard

4.5	Consent of Mr. Robert A. Horn

4.6	Consent of Dr. Olivier Tavchandjian

4.7	Consent of Robert C. Osborne

4.8	Consent of Dr. Lawrence B. Cochrane

5.1	Powers of Attorney

SIGNATURE
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on October 24, 2005.
INCO LIMITED

By:	/s/ Stuart F. Feiner
Stuart F. Feiner
Executive Vice-President, General Counsel and Secretary

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott M. Hand Scott M. Hand	Chairman and Chief Executive Officer; Director (Principal Executive Officer)
October 24, 2005
/s/ Farokh S. Hakimi Farokh S. Hakimi	Executive Vice-President and Chief Financial Officer (Principal Financial Officer)
October 24, 2005
/s/ Ronald A. Lehtovaara Ronald A. Lehtovaara	Vice-President and Comptroller (Principal Accounting Officer)
October 24, 2005
* (Glen A. Barton)	Director
October 24, 2005
* (Angus A. Bruneau)	Director
October 24, 2005
* (Ronald C. Cambre)	Director
October 24, 2005
* (Janice K. Henry)	Director
October 24, 2005

* (Chaviva M. Hošek)	Director
October 24, 2005
* (Peter C. Jones)	Director
October 24, 2005
* (John T. Mayberry)	Director
October 24, 2005
(Francis Mer)	Director
October , 2005
* (David P. O’Brien)	Director
October 24, 2005
* (Roger Phillips)	Director
October 24, 2005
* (Richard E. Waugh)	Director
October 24, 2005
INTERNATIONAL NICKEL INC.	Authorized Representative in the United States

By:	/s/ David J. Anderson
	Name:	David J. Anderson
	Title:	President

*	Pursuant to powers-of-attorney executed by the directors named above whose names are preceded by an asterisk, Stuart F. Feiner, as attorney-in-fact, does hereby sign this registration statement on behalf of each such directors, in each case in the capacity of director, on the date indicated.

By:	/s/ Stuart F. Feiner
Stuart F. Feiner, attorney-in-fact